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REGISTRANT'S NAME SXR Uranium One Inc.

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
MAY 04 2007
THOMSON FINANCIAL

FILE NO. 82- 04831

FISCAL YEAR 12-31-06

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING) ☐

AR/S (ANNUAL REPORT) ☑

12G32BR (REINSTATEMENT) ☐

SUPPL (OTHER) ☐

DEF 14A (PROXY) ☐

OICF/BY: dw

DAT : 5/3/07

Issuer: SXR URANIUM ONE INC.
Rule 12g3-2(b) Registration Exemption
(SEC File No. 82-04831)
April 18, 2007

AR/S
12-31-06

sxr URANIUM ONE INC.

ANNUAL INFORMATION FORM

Year Ended December 31, 2006

March 28, 2007

TABLE OF CONTENTS

CAUTIONARY STATEMENT AND EXPLANATORY NOTES

Forward-Looking Information

Included in this Annual Information Form, and the documents incorporated by reference herein, are forward-looking statements with respect to sxr Uranium One Inc. Forward-looking statements include but are not limited to those with respect to the price of uranium and gold, the estimation of mineral resources and reserves, the realization of mineral reserve estimates, the timing and amount of estimated future production, costs of production, capital expenditures, costs and timing of the development of new deposits, success of exploration activities, permitting time lines, currency fluctuations, requirements for additional capital, government regulation of mining operations, international operations, environmental risks, unanticipated reclamation expenses, title disputes or claims and limitations on insurance coverage and the timing and possible outcome of pending litigation.

In certain cases, forward-looking statements can be identified by the use of words such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes" or variations of such words and phrases, or state that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Corporation to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Such risks and uncertainties include, among others, the actual results of current exploration activities, conclusions of economic evaluations, changes in project parameters as plans continue to be refined, possible variations in grade and ore densities or recovery rates, failure of plant, equipment or processes to operate as anticipated, accidents, labour disputes or other risks of the mining industry, delays in obtaining government approvals or financing or in completion of development or construction activities, risks relating to the integration of acquisitions, to international operations, to prices of uranium and gold as well as those factors described in the section entitled "Description of the Business - Risk Factors" in this Annual Information Form. Although the Corporation has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

The Corporation disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Explanatory Notes

In this Annual Information Form, references to the "**Corporation**" or "**sxr Uranium One**" include the subsidiaries of sxr Uranium One Inc. unless the context otherwise requires. Unless otherwise stated in this Annual Information Form, the information contained herein is at December 31, 2006 and all currency references are in Canadian dollars.

ITEM 2. CORPORATE STRUCTURE

Name, Address and Incorporation

The Corporation was incorporated under the name "Southern Cross Resources Inc." under the laws of the Province of Ontario by articles of incorporation dated January 2, 1997. Effective March 17, 2005, the Corporation continued under the *Canada Business Corporations Act* (Canada) (the "**CBCA**").

In December 2005, the Corporation acquired Aflease Gold and Uranium Resources Limited, subsequently renamed Uranium One Africa Limited ("**Uranium One Africa**") pursuant to a scheme of arrangement under the *Companies Act, 1973* (South Africa). Under the scheme of arrangement, all of the ordinary shares of Uranium One Africa were exchanged on the basis of 0.18 of a common share of the Corporation for each outstanding Uranium One Africa ordinary share. The Corporation filed articles of amendment under the CBCA effective December 6, 2005 to change its corporate name to "sxr Uranium One Inc." and to consolidate its common share capital on a 5:1 basis.

sxr Uranium One's registered office is located at 390 Bay Street, Suite 1610, Toronto, Ontario, M5H 2Y2. sxr Uranium One's website address is www.uranium1.com. sxr Uranium One maintains offices in South Africa at Block A, Empire Park, 55 Empire Road, Parktown, Johannesburg, South Africa and in Australia at 75A Magill Road, Stepney, Adelaide, South Australia, 5071.

Inter-corporate Relationships

The following chart indicates the corporate structure of sxr Uranium One and its subsidiaries, the percentage of voting securities held, and the jurisdiction of incorporation of each entity.



sxr Uranium One Inc.
(Canada)
100%
100%
Uranium One Australia Pty Ltd.
(Australia)
Uranium One Africa Limited
(South Africa)
71.4%
Aflease Gold Limited(1)
(South Africa)
100%
New Kleinfontein Goldmine (Proprietary) Limited(2)
(South Africa)
100%
74%(3)
100%(4)
Honeymoon Uranium Project
Dominion Uranium Project
Modder East Gold Project

(1) Listed on the JSE.

(2) Indirectly owned through a wholly-owned subsidiary of Aflease Gold Limited.

(3) sxr Uranium One has sold an undivided 26 percent interest in Dominion and the Bonanza Gold Project to its Black Economic Empowerment joint venture partner, Micawber 397 (Proprietary) Limited.

(4) Aflease Gold Limited has agreed to sell an undivided 26 percent interest in its Modder East Gold Project to its Black Economic Empowerment joint venture partner, Micawber 400 (Proprietary) Limited.

ITEM 3. GENERAL DEVELOPMENT OF THE BUSINESS

The Corporation is the result of a merger between the former Southern Cross Resources Inc. ("**Southern Cross**") and Aflease Gold and Uranium Resources Limited of South Africa (subsequently renamed Uranium One Africa Limited), which was completed in December 2005.

Three Year History

Ausenco Engineering Cost Study. In August 2004, the Corporation engaged independent engineering firm Ausenco to complete an engineering cost study for a plant at Honeymoon, with a design capacity of 400 tonnes per annum (880,000 lbs) of U_3O_8 and a mine life of six to eight years. Based on the results of this study, on November 1, 2004 the Corporation announced that it would delay development of the Honeymoon Project while maintaining it in a status ready to proceed into production when higher uranium prices materialized.

Pitchstone Joint Venture. During September 2004, the Corporation entered into an agreement with Pitchstone Exploration Ltd. under which it was granted the option to earn 50% of Pitchstone's interest in five uranium exploration properties located in the south-eastern Athabasca region of northern Saskatchewan. Pitchstone owns a 100% interest in four of these properties (Darby, Waterfound, Moon Lake and Lynx Lake) and a 75% interest in the fifth, Candle.

Randgold Financing Transaction. In September 2004, Uranium One Africa completed a share exchange with Randgold and Exploration Ltd. ("**Randgold**") under which it issued 94,000,000 ordinary shares to Randgold in exchange for 9,400,000 Randgold shares. Uranium One Africa also entered into a loan agreement dated July 29, 2004 under which Randgold agreed to provide a ZAR 50 million loan facility at an interest rate of prime plus 1.5%, which was subsequently purchased by Eastbourne Capital Management L.L.C. in December 2004 and repaid in September 2005 by issuing 21.5 million Uranium One Africa ordinary shares and 21.5 million ordinary share purchase warrants at a strike price of Rand 3.50. In connection with the merger with Southern Cross, these warrants were converted to warrants to purchase 3,876,319 (post-consolidation) common shares of the Corporation at a strike price of $3.55.

Black Economic Empowerment Transaction. In June 2005, Uranium One Africa and Micawber 397 (Proprietary) Limited ("**Micawber**"), a company owned by historically disadvantaged South Africans, entered into a purchase and sale agreement, a management and skills transfer agreement and a joint venture agreement, each dated June 7, 2005 (collectively, the "**Micawber Agreements**"). Pursuant to the Micawber Agreements, Uranium One Africa agreed to sell to Micawber an undivided 26% interest in the Dominion Uranium Project and the Bonanza Gold Project (the "**Klerksdorp Assets**"). The parties also agreed to contribute their interests in the assets to a joint venture, to be managed by Uranium One Africa, and to fund the development and operation of those assets in accordance with their respective joint venture interests.

In addition, Uranium One Africa agreed to lend the funds Micawber is required to contribute under the joint venture agreement to Micawber. The aggregate amount of that loan, plus accrued interest, is repayable from Micawber's share of joint venture profits. The purchase price payable by Micawber for its 26% interest is an amount, in cash, equal to 26% of the net present value of the Klerksdorp Assets at the date (not later than three years after receipt by Micawber of its first joint venture distribution) when Micawber elects to pay at least 20% of the purchase price. After payment of the first 20% tranche, Micawber is obliged to pay at least 20% of the purchase price during each subsequent three year period until the purchase price is paid in full. The Micawber transaction will be accounted for when the risks and rewards of the transaction are deemed to have passed to Micawber. The Micawber transaction was approved by Uranium One Africa's shareholders in September 2005, following which the South African Department of Minerals and Energy granted a "new order" mining right to the Corporation for the Dominion Uranium Project in October 2006.

Resumption of Operations. In May 2005, the Uranium One Africa processing plant was re-commissioned and on June 29, 2005 Uranium One Africa poured its first gold from its Bonanza South operations. In the fourth quarter of 2006, the Corporation determined to terminate mining operations at Bonanza South in February 2007.

Private Placement. In July 2005, Uranium One Africa issued 32 million ordinary shares for aggregate gross proceeds of Rand 136 million (US $20.5 million) in a private placement pursuant to an agency agreement dated July 28, 2005 between Uranium One Africa and a syndicate of agents led by BMO Nesbitt Burns Inc. This agreement provided for the payment of a commission to the agents equal to 6% of the aggregate gross proceeds of the offering. The net proceeds of the private placement were for the ongoing development of the Dominion Uranium Project and general corporate purposes.

Weltevreden Asset Purchase. In July 2005, Uranium One Africa entered into an agreement with AngloGold Ashanti to acquire the assets comprising the Weltevreden mine for Rand 75 million, payable by way of the issuance of 23,618,785 Uranium One Africa shares at a price of Rand 3.62 per share. Based on AngloGold Ashanti internal audits, Weltevreden has a SAMREC-compliant indicated gold resource of 20.9 million tonnes, grading 4.76 g/t containing 3.2 million ounces. Completion of this transaction is subject to the approval by the Department of Minerals and Energy of AngloGold Ashanti's application to convert its existing "old order" mining rights to "new order" mining rights and the subsequent issuance and transfer to the Corporation of the new order rights.

Merger with Southern Cross. The Corporation and Uranium One Africa entered into a definitive acquisition agreement on September 14, 2005, providing for the acquisition by way of a scheme of arrangement under the South African *Companies Act* of all the ordinary shares of Uranium One Africa on the basis of 0.90 of a common share of the Corporation for each outstanding Uranium One Africa ordinary share, as well as a 5:1 consolidation of the Corporation's common shares and a change in corporate name. Following the receipt of applicable regulatory and shareholder approvals, the Corporation consolidated its common share capital on a 5:1 basis and changed its name to "sxr Uranium One Inc.". The acquisition was completed pursuant to a final order of the High Court of South Africa on December 27, 2005.

Sub Nigel Take-over. In January 2006, Uranium One Africa transferred all of the shares of New Kleinfontein Mining Company Limited and related subsidiaries to Sub Nigel Gold Mining Company, a Johannesburg stock exchange listed company, in exchange for shares of Sub Nigel. This transaction resulted in Sub Nigel (subsequently renamed Aflease Gold Limited) ("**Aflease Gold**") being held as to approximately 79.9% by Uranium One Africa and as to the balance by the former Sub Nigel shareholders. Subsequent share issuances by Aflease Gold have reduced the Corporation's interest in Aflease Gold to approximately 71.4% as at December 31, 2006.

Private Placement of Shares. On February 17, 2006, the Corporation issued 22,300,000 common shares for aggregate gross proceeds of $170,595,000 in a private placement conducted in Canada and internationally pursuant to an agency agreement dated February 17, 2006 between the Corporation and a syndicate of agents led by BMO Nesbitt Burns Inc. The agency agreement provided for the payment of a commission to the agents equal to 5.5% of the aggregate gross proceeds of the offering. The net proceeds of the private placement were used by the Corporation for the continued development of the Dominion Uranium Project and general corporate purposes.

Proposed Acquisition of Shares in Randgold. On June 13, 2006, Aflease Gold entered into a share exchange agreement with a South African institution under which Aflease Gold has the right to acquire, at its election, not less than 7,500,000 and not more than 13,000,000, shares of Randgold. In consideration for the Randgold shares, Aflease Gold will issue from treasury on closing a number of shares equal to seven times the number of Randgold shares it elects to acquire and, on a second closing, will issue additional shares pursuant to a formula if Randgold's net asset value, when this is in due course determined, exceeds ZAR14.70 (approximately Cdn$2.36) per share. A maximum of three times the number of elected Randgold shares is issuable on such second closing if Randgold's net asset value exceeds ZAR21.00 (approximately Cdn$3.37) per share. The agreement is conditional, among other things, on JCI Limited ("**JCI**"), the principal shareholder of Randgold, confirming to Aflease Gold that the unconditionally net recoverable indebtedness of JCI and its subsidiaries to Randgold and its subsidiaries is not less than ZAR 1.1 billion (approximately Cdn$176.7 million) and JSE approval.

Honeymoon Project. In July 2006, the Honeymoon Uranium Project feasibility study was completed by Mayfield Engineering Pty Limited and Aker Kvaerner. The Board of Uranium One approved the development of the Honeymoon Uranium Project on August 28, 2006.

Dominion Uranium Project Feasibility Study. The Corporation completed a feasibility study dated August 1, 2006 (as amended October 26, 2006) on Phase I of the Dominion Uranium Project. The Dominion feasibility study was conducted by Turgis Consulting (Pty) Ltd. ("**Turgis**") and independently audited by SRK Consulting.

Uranium One Africa Financing. On August 30, 2006, Uranium One Africa completed a financing for ZAR350 million (approximately US$50 million at the exchange rate then in effect) on the security of its ordinary shares of Aflease Gold by means of a futures-related term facility entered into with Nedcor Securities of South Africa. The Nedcor Securities facility has a 12-month term and may be terminated at any time. The facility currently bears interest at the ZAR rate of 9% per annum. During the term of the facility, Uranium One Africa remains entitled to vote its shares in Aflease Gold and to receive the benefit of any dividends or distributions paid on such shares. The facility has been drawn down in full.

Modder East Project Feasibility Study. Aflease Gold completed a feasibility study dated August 31, 2006 (as amended October 26, 2006) on the Modder East Project. The Modder East feasibility study was conducted by Turgis and independently audited by SRK Consulting.

Public Offering of Shares. On October 31, 2006, the Corporation completed the public offering of 20,815,000 common shares at a price of $8.30 per common share for gross proceeds of $172,764,500. The proceeds of this offering will be used to finance the construction of the Dominion Uranium Project, the construction of the Honeymoon Uranium Project, for exploration and general corporate purposes.

Public Offering of Convertible Unsecured Debentures. On December 20, 2006, the Corporation completed a public offering of $155,250,000 aggregate principal amount of convertible unsecured subordinated debentures due December 31, 2011. The Corporation is using the proceeds of the offering to finance the construction of the uranium mine at the Dominion Project, the construction of the Honeymoon Uranium Project, for exploration and general corporate purposes.

Subsequent Events

Pitchstone Joint Venture. In January 2007, the Corporation received formal notice from its Canadian joint venture partner, Pitchstone Exploration, that it had completed the joint venture earn-in requirements. During 2007, a total of 13,000 metres of drilling is planned at the joint venture's Darby-Candle, Waterfound and Moon Lake properties. Fixed-loop EM surveying to test for conductive basement formations is also planned for Darby-Candle and Lynx Lake. Pitchstone and sxr Uranium One have approved a 2007 budget of $5 million for this work. In January 2007, a drilling crew began mobilizing to the Darby-Candle property. Up to 6,000 metres of core drilling is being conducted on the property to continue testing extensive conductors and follow up on anomalous uranium intersected in 2006. The Darby-Candle property comprises 19,316 hectares and adjoins the Cameco-AREVA Cigar Lake property to the west.

Arrangement Agreement with UrAsia Energy Ltd. On February 12, 2007, sxr Uranium One and UrAsia Energy Ltd. ("**UrAsia**") entered into an arrangement agreement under which the Corporation will acquire all of the outstanding common shares of UrAsia by way of a court-approved plan of arrangement under the *Business Corporations Act* (British Columbia). Under the terms of the arrangement, all holders of UrAsia shares will receive 0.45 sxr Uranium One shares for each UrAsia share held. It is expected that the current shareholders of sxr Uranium One will own approximately 40%, and the current shareholders of UrAsia will own approximately 60%, of the combined company after giving effect to the arrangement. Subject to sxr Uranium One shareholder approval, the combined company will change its corporate name and continue under the name Uranium One Inc.

The combination is subject to, among other things, approval by a two-thirds majority of the votes cast by holders of UrAsia common shares and applicable Canadian regulatory and court approvals. The transaction is expected to close during the second quarter of 2007. If the combination does not occur under certain circumstances, UrAsia has agreed to pay sxr Uranium One a break fee of US$90.0 million.

Based on publicly disclosed information at the time of the announcement and as set out in the Corporation's press release of February 12, 2007, the combined company is expected to have combined attributable annual production in 2008 in excess of 7 million pounds U_3O_8, estimated cash operating costs of approximately $10 to $12 per pound in steady state and attributable proven and probable reserves of 48.7 million pounds U_3O_8 (comprising 2.8 million tonnes grading 0.057% U containing 4.1 million lbs of U_3O_8, 9.0 million tonnes grading 0.057% U containing 13.3 million lbs of U_3O_8, and 18.5 million tonnes grading 0.77 kg/tonne containing 31.3 million lbs of U_3O_8).

In addition, the combined company is expected to have attributable indicated resources of 100.9 million pounds U_3O_8 (comprising 12.0 million tonnes grading 0.057% U containing 17.8 million lbs of U_3O_8, 0.8 million tonnes grading 0.201% U containing 4.1 million lbs of U_3O_8, 36.4 million tonnes grading 0.81 kg/tonne containing 64.9 million lbs of U_3O_8, 3.4 million tonnes grading 0.16 kg/tonne containing 1.2 million lbs of U_3O_8, 1.2 million tonnes grading 2.40 kg/tonne containing 6.5 million lbs of U_3O_8, 1.2 million tonnes grading 0.74 kg/tonne containing 2 million lbs of U_3O_8 and 1.7 million tonnes grading 1.20 kg/tonne containing 4.4 million lbs of U_3O_8). Furthermore, combined attributable inferred resources are expected to be 268.5 million pounds of U_3O_8 (comprising 6.8 million tonnes grading 0.062% U containing 10.9 million lbs of U_3O_8, 40.4 million tonnes grading 0.043% U containing 43.5 million lbs of U_3O_8, 9.2 million tonnes grading 0.095% U containing 22.6 million lbs of U_3O_8, 219.4 million tonnes grading 0.38 kg/tonne containing 183.6 million lbs of U_3O_8 and 12.0 million tonnes grading 0.30 kg/tonne containing 7.9 million lbs of U_3O_8).

The combined company would also have a pro forma cash balance of approximately $389.0 million as at December 31, 2006.

Agreement to Purchase the Shootaring Canyon Uranium Mill and Associated Properties. On February 23, 2007, sxr Uranium One and certain of its wholly-owned subsidiaries entered into an asset purchase agreement with U.S. Energy Corp. ("**US Energy**") and certain of its affiliates for the purchase of the Shootaring Canyon Uranium Mill in Utah, as well as a land package comprising approximately 38,763 acres of uranium exploration properties in Utah, Wyoming, Arizona and Colorado and a substantial database of geological information for consideration equal to 6,607,605 sxr Uranium One common shares plus the sum of US$750,000 in cash paid by Uranium One on the execution of a July 2006 exclusivity agreement with the vendor. The purchase agreement provides for further payments by sxr Uranium One of US$20.0 million upon the Shootaring Canyon Mill reaching commercial production and US$7.5 million on the first delivery to the Mill after commercial production of mineralized material from any of the purchased properties. In addition, U.S. Energy will receive a royalty equal to 5% of the gross proceeds from the sale of commodities produced at the Mill, to a maximum amount of US$12.5 million.

Under the agreement, U.S. Energy will also assign its right to receive US$4.1 million in cash and 1.5 million common shares of Uranium Power Corp. ("**UPC**") under a purchase and related joint venture agreement between U.S. Energy and UPC relating to certain of the purchased properties for a cash payment equal to a 5.25% annual discount rate applied to US$4.1 million plus the value of such shares. In addition, Uranium One has agreed on closing to reimburse U.S. Energy for certain exploration expenditures relating to the purchased properties and incurred since July 2006. Closing of the purchase agreement is subject, among other things, to receipt of applicable U.S. regulatory approvals.

The Shootaring Canyon Mill is an acid leach facility with a 750 tons per day throughput capacity that could be upgraded to an estimated throughput of 1,000 tons per day. There is also the potential to add a vanadium processing circuit to the existing Mill infrastructure. The Mill has been mothballed since 1982; approximately US$33.0 million would be required to refurbish the Mill, including the addition of the vanadium circuit. The purchased assets include 50% of the Sheep Mountain property in Wyoming, which contains an inferred uranium mineral resource of 4.56 million tonnes, grading 0.17% U_3O_8 equivalent (15.6 million pounds of contained metal).

Commencement of Processing Uranium Ore at Dominion. On February 28, 2007, the processing of underground uranium ore at the Dominion Reefs Uranium Mine commenced following the successful hot commissioning of the atmospheric leach circuit at the Dominion uranium mill.

ITEM 4. DESCRIPTION OF THE BUSINESS

4.1 General

The Corporation is engaged through subsidiaries in the acquisition, exploration and development of properties for the production of uranium in South Africa, Australia, Canada and the United States and gold in South Africa. The Corporation's principal assets are the Dominion Uranium Project in South Africa, the Honeymoon Uranium Project in Australia and, through its approximately 71.4%-owned subsidiary, Aflease Gold, the Modder East Gold Project in South Africa. In 2006, the Corporation operated the small-scale Bonanza Gold Project as a component of the Dominion Project.

The Corporation's strategic objectives are to expand its operations from exploration and development to production, to generate cash flow to sustain further exploration and acquisitions, to grow both organically and through acquisitions and to maximize shareholder returns through capital appreciation.

In 2007, the Corporation is focussed on (i) completing the commissioning of all components of the Dominion Uranium Mill, including the pressure leach circuit, and ramping up production; (ii) progressing the Honeymoon Uranium Project to production in the first quarter of 2008; (iii) completing the arrangement with UrAsia and integrating the assets, operations and personnel of UrAsia into the Corporation; and (iv) completing the acquisition of the Shootaring Canyon Mill and associated uranium properties.

Principal Products

The Corporation produced gold in 2006 from its now-terminated operations at Bonanza and will produce uranium and gold in 2007 from the Dominion Uranium Project. Gold produced by the Corporation is sold to a refinery in South Africa at market rates in accordance with South African industry practice. The global gold market is competitive with numerous banks and refineries willing to buy gold on short notice; the loss of the current customer would not accordingly materially delay or disrupt revenues.

Except for 40% of anticipated production from Honeymoon (which is currently contracted for at a discount to spot price with no ceiling at time of delivery), the Corporation intends to sell the bulk of its uranium in the spot market and will thereafter seek a number of term contracts so as not to become dependent on a particular purchaser with regard to the sale of its uranium. As of the date hereof, the Corporation has agreed terms for the sale of approximately 4.7 million pounds of U_30_8 from Dominion in the 2008-2012 period, representing approximately 28% of estimated production at Dominion over that period. Pricing is market-related at the time of delivery, with escalating floor price protection and without any caps.

The Uranium Market

Uranium is supplied from primary production (the mining of uranium ores) and secondary sources, including the inventories held by producers and utilities, government inventories, uranium recycled from government stockpiles and the recycling of highly enriched uranium from Russia. The primary uranium production industry is international in scope, with a small number of companies operating in relatively few countries. According to the World Nuclear Association, in 2005 approximately 78% of uranium mine supply (105 million pounds of U_3O_8) was produced by seven companies, with the four largest producers, Cameco Corporation, Rio Tinto plc, Areva and KazAtomProm, accounting for over 55% of 2005 mine supply. Approximately 90% of estimated world production was sourced from seven countries (in order of production, from greatest to least) - Canada, Australia, Kazakhstan, Russia, Namibia, Niger and Uzbekistan).

The principal commercial use for U_3O_8 is as a fuel for nuclear power plants. Demand for U_3O_8 is directly linked to the level of electricity generated by nuclear power plants. According to the World Nuclear Association, as of January 2007 there were 435 commercial nuclear power plants operating worldwide, with an aggregate installed generating capacity of 369,000 megawatts of electricity, requiring over 170 million pounds of U_3O_8 per year. These plants are currently supplying approximately 16% of the world's power requirements. Another 28 commercial nuclear power plants are under construction and a number of others are planned or proposed. The trend towards increased demand for uranium from new plants coming on line and increasing capacity factors at existing plants may be offset to some extent by the closing of some older nuclear power plants and nuclear power plant efficiency improvements.

Each year since 1985, the consumption of uranium has exceeded primary production by a substantial margin. To date, the supply gap has been accommodated by sales from existing inventories of uranium, stockpiles of highly enriched uranium and recycling programs. The shortfall between anticipated world uranium requirements and production is increasing, however, as existing inventories and other sources of secondary supply are depleted.

Utilities secure a substantial proportion of their uranium requirements by entering into medium and long term contracts with producers. Contract prices are established by a number of methods, including base price levels adjusted by inflation indices, reference prices and annual price negotiations. Contracts may contain floor prices, ceiling prices and other negotiated provisions which affect the price paid. Utilities also acquire uranium by way of spot and near-term purchases from producers and traders. Over the past two years, the spot market has accounted for approximately 13% of total demand.

Based on data provided by Ux Consulting Company LLC, during 2006 the average spot price for U_3O_8 increased by approximately 99%, ending the year at US $72.00 per pound (compared to US $36.25 per pound at the end of 2005), and the long term average contract price for U_3O_8 increased by approximately 107%, ending the year at US $75.00 per pound (compared to US $36.25 per pound at the end of 2005).

Competitive Conditions

The uranium and precious metal exploration and mining business is highly competitive. The Corporation competes with numerous other companies and individuals in the acquisition, exploration, financing and development of mineral properties. Many of these companies are larger and better capitalized than the Corporation. There is significant competition for the limited number of uranium and gold acquisition and exploration opportunities. The Corporation's competitive position depends on its ability to successfully and economically explore, acquire and develop new and existing mineral properties. Factors that allow producers to remain competitive in the market over the long term include the quality and size of ore bodies, costs of operation and the acquisition and retention of qualified employees. The Corporation competes with other mining companies for skilled mining engineers, mine and processing plant operators and mechanics, geologists, geophysicists and other technical personnel. When the Corporation begins producing uranium, it will also compete with other producers and traders selling into the spot and contract markets.

Environmental Protection

The current and future operations of the Corporation, including development activities on its properties or areas in which it has an interest, are subject to laws and regulations governing exploration, development, tenure, production, taxes, labour standards, occupational health, waste disposal, protection and remediation of the environment, reclamation, mine safety, toxic substances and other matters. Environmental protection requirements have not had a material effect on the capital expenditures, earnings and competitive position of the Corporation in the current financial year.

Employees

As at December 31, 2006, the Corporation had 1,618 employees and 1,678 contract employees. The total includes 1,572 employees and 1,674 contract employees at Dominion, 31 employees and 4 contract employees at its principal office in Johannesburg, 5 employees at its corporate office in Toronto and 8 employees in its Adelaide office.

Foreign Operations

The Corporation's principal assets are located outside of Canada, in South Africa and Australia.

Social or Environmental Policies

The Corporation (in its South African operations) is subject to laws relating to the empowerment of historically disadvantaged South Africans ("**HDSA**'s"). These include the *Broad-Based Socio-Economic Empowerment Charter for the South African Mining Industry* (the "**Mining Charter**") concluded in 2002 between the South African mining industry, labour and government. The Mining Charter sets out criteria against which applications for prospecting and mining rights, and for the conversion of "old order" to "new order" mining rights, will be considered, including issues such as human resources development, employment equity, procurement, community and rural development and ownership of mining assets by HDSA's. Conversion applications are assessed against a government "scorecard" covering human resources development, employment equity, migrant labour, mine community and rural development, housing and living conditions, ownership and joint ventures, beneficiation and reporting. The Mining Charter requires that mining companies achieve 15% HDSA ownership of mining assets by May 1, 2009 and 26% HDSA ownership of mining assets by May 1, 2014. The Mining Charter envisages that transactions directed at achieving the required HDSA status will take place in a transparent manner and for fair market value.

The Corporation has implemented a Black Economic Empowerment structure with the Micawber consortium at its Dominion Uranium Project. This consortium includes amongst its members trusts established for the benefit of the Corporation's workforce and HDSA's in the nearby communities. The Micawber Agreements also contain commitments by the Corporation to assist in skills development and transfer. See "General Development of the Business - Three Year History". Aflease Gold has implemented a similar structure in respect of its assets, including the Modder East Gold Project.

In line with its commitment to the principles of the Mining Charter, the Corporation has implemented policies to maximize HDSA employment and involvement in its procurement and contracting activities.

4.2 Risk Factors

The Corporation's operations and financial performance are subject to the normal risks of mining and are subject to various factors which are beyond the control of the Corporation. Certain of these risk factors are described below.

Risks related to the Corporation's business and operations

Nature of Mineral Exploration and Mining

The Corporation's business is subject to a number of risks and hazards, including environmental hazards; industrial accidents; labour disputes; catastrophic accidents; fires; blockades or other acts of social activism; changes in the regulatory environment; impact of non-compliance with laws and regulations or the implementation of new laws and regulations; natural phenomena, such as inclement weather conditions, underground floods, earthquakes, pit wall failures, ground movements, tailings pipeline and dam failures and cave-ins; and encountering unusual or unexpected geological conditions and technological failure of mining methods. There is no assurance that the foregoing risks and hazards will not occur or will not result in damage to, or destruction of, the properties and assets of the Corporation, personal injury or death, environmental damage, delays in or interruption of or cessation of production from the properties or impairment of the Corporation's exploration or development activities, which could result in unforeseen costs, monetary losses and potential legal liability and adverse governmental action, all of which could have an adverse impact on the Corporation's future cash flows, earnings, results of operations and financial condition.

Insurance

While the Corporation may obtain insurance against certain risks, the nature of these risks is such that liability could exceed policy limits or could be excluded from coverage. There are also risks against which the Corporation cannot insure or against which it may elect not to ensure. The potential costs which could be associated with any liabilities not covered by insurance, or in excess of insurance coverage, or compliance with applicable laws and regulations may cause substantial delays and require significant capital outlays, adversely affecting the future earnings and competitive position of the Corporation and potentially its financial condition and results of operations.

Economic extraction of minerals from uranium or gold deposits may not be commercially viable

Whether a uranium or gold deposit will be commercially viable depends on a number of factors, including the particular attributes of a deposit, such as its size and grade; costs and efficiency of the recovery methods than can be employed; proximity to infrastructure; financing costs; and governmental regulations, including regulations relating to prices, taxes, royalties, infrastructure, land use, importing and exporting of commodities and environmental protection. The effect of these factors, either alone or in combination, cannot be accurately predicted and their impact may result in the Corporation not being able to economically extract minerals from any identified mineral resource.

Uncertainty of Resource and Reserve Estimates

The figures presented for both mineral resources and mineral reserves in this Annual Information Form are only estimates. The estimating of mineral resources and mineral reserves is a subjective process and the accuracy of mineral resource and mineral reserve estimates is a function of the quantity and quality of available data, the accuracy of statistical computations, and the assumptions used and judgments made in interpreting available engineering and geological information. There is significant uncertainty in any mineral resource or reserve estimate and the actual deposits encountered and the economic viability of a deposit may differ materially from the Corporation's estimates.

Estimated mineral resources and mineral reserves may have to be re-estimated based on changes in uranium or gold prices, further exploration or development activity or actual production experience. This could materially and adversely affect estimates of the volume or grade of mineralization, estimated recovery rates or other important factors that influence mineral resource or mineral reserve estimates. Market price fluctuations for uranium or gold, increased production costs or reduced recovery rates or other factors may render the Corporation's present reserves uneconomical or unprofitable to develop at a particular site or sites. A reduction in estimated reserves could require material write downs in investment in the affected mining property and increased amortization, reclamation and closure charges.

Mineral resources are not mineral reserves and there is no assurance that any resource estimate will ultimately be reclassified as proven or probable reserves. Mineral resources which are not mineral reserves do not have demonstrated economic viability.

No assurances can be given that future mineral production estimates will be achieved

Estimates of future production for the Corporation's mining operations as a whole are derived from the Corporation's mining plans. These estimates are subject to change. The Corporation cannot give any assurance that it will achieve its production estimates. The Corporation's failure to achieve its production estimates could have a material and adverse effect on any or all of the Corporation's future cash flows, results of operation, financial condition and prospects. The plans are developed based on, among other things, mining experience, reserve estimates, assumptions regarding ground conditions and physical characteristics or ores (such as hardness and presence or absence of certain metallurgical characteristics) and estimated rates and costs of production. Actual production may vary from estimates for a variety of reasons, including risks and hazards of the types discussed above, and as set out below, including:

- actual ore mined varying from estimates in grade, tonnage, and metallurgical and other characteristics;
- mining dilution;
- pit wall failures or cave-ins;
- ventilation and adverse temperature levels underground;
- accidents;
- equipment failures;
- natural phenomena such as inclement weather conditions, floods, blizzards, droughts, rock slides and earthquakes;
- encountering unusual or unexpected geological conditions;
- changes in power costs and potential power shortages;
- shortages of principal supplies needed for operation, including explosives fuels, chemical reagents, water, equipment parts and lubricants;
- strikes and other actions by labour at unionized locations; and
- regulatory restrictions imposed by government agencies.

Such occurrences could, in addition to stopping or delaying mineral production, result in damage to mineral properties, injury or death to persons, damage to the Corporation's property or the property of others, monetary losses and legal liabilities. These factors may also cause a mineral deposit that has been mined profitably in the past to become unprofitable. Estimates of production from properties not yet in production or from operations that are to be expanded are based on similar factors (including, in some instances, feasibility studies prepared by the Corporation's personnel and outside consultants) but it is possible that actual operating costs and economic returns will differ significantly from those currently estimated. It is not unusual in new mining operations to experience unexpected problems during the start-up phase. Delays often can occur in the commencement of production.

No assurance can be given that estimates of commodity prices and exchange rates used in feasibility studies will actually be realized

The estimates of gold and uranium prices and the currency exchange rates used in the Dominion Technical Report, the Modder East Technical Report and the Honeymoon Technical Report are based on conditions prevailing at the time of writing of such reports. These conditions can change significantly over relatively short periods of time and, as such, there can be no assurance that the estimates of gold and uranium prices and currency exchange rates used in the above-named reports will actually be realized. For example, the Dominion feasibility study used as a base case a U_3O_8 price of $46.50 per pound, a gold price of $629 per ounce and a ZAR/US dollar exchange rate of ZAR 6.585 per US dollar. On March 23, 2007, the ZAR/US dollar exchange rate was ZAR7.22/$1 and the spot prices for uranium oxide and gold were US$91.00 per pound and $655 per ounce, respectively, which are higher than the assumptions used in the Feasibility Study. Because the majority of the Corporation's costs are in ZAR and the Corporation is required by the South African Reserve Bank to convert the proceeds of gold sales to ZAR, the gold price used in the Dominion Feasibility Study was first determined in ZAR and then converted into US$ at the currency exchange rate of ZAR6.585 to US$1.00 prevailing on the date of the valuation.

Changes in the gold and uranium prices and currency exchange rates could have a significant impact on the viability of the Corporation's mineral projects. Please refer to the sensitivity analyses for each project set out in the above-mentioned reports that set out the impact of varying commodity prices and exchange rates on the net present value of the projects in question.

Exploration

Exploration for uranium and gold involves many risks and uncertainties and success in exploration is dependent on a number of factors including the quality of management, quality and availability of geological expertise and the availability of exploration capital. Major expenses may be required to establish reserves by drilling, constructing mining or processing facilities at a site, developing metallurgical processes and extracting uranium and gold from ore. The Corporation cannot give any assurance that its future exploration efforts will result in any new economically viable mining operations or yield new reserves to replace and expand current reserves.

Development Projects

The Corporation's principal projects, the Dominion Uranium Project, the Honeymoon Uranium Project and the Modder East Gold Project have limited or no operating histories upon which to base estimates of future commercial viability. Feasibility studies to determine the economic viability of these deposits have been completed and the decision has been made to proceed with development of each of these projects into mines. Many factors are involved in the determination of the economic viability of a deposit, including the achievement of satisfactory mineral reserve estimates, the level of estimated metallurgical recoveries, capital and operating cost estimates and the estimate of future uranium and gold prices. Estimates of mineral resources and mineral reserves are, to a large extent, based upon the interpretation of geological data obtained from drillholes and other sampling techniques and feasibility studies. Capital and operating cost estimates are based on many factors, including the estimated mineral resources and mineral reserves, anticipated tonnage and grades of ore to be mined and processed, the configuration of the ore body, ground and mining conditions, expected recovery rates of uranium or gold from the ore, comparable facility and equipment operating costs and anticipated environmental and regulatory compliance costs.

Each of these factors involves uncertainties and is subject to material changes. As a result, it is possible that the actual capital costs, operating costs and economic returns of any proposed mine may differ from those estimated and such differences could have a material adverse effect on the Corporation's business, financial condition, results of operations and prospects, or could result in a determination not to proceed with the development of a project into a mine. There can also be no assurance that the Corporation will be able to complete the development of its mineral projects, or an of them, at all, or on time, or to budget, due to, among other things, and in addition to those factors described above, changes in the economics of the mineral projects, delays in receiving required consents, permits and licenses (including mining licences), the need to amend existing consents, permits and licences, changes in development plans, the delivery and installation of plant and equipment and cost overruns. In addition, the Corporation's current personnel, systems, procedures and controls may not be adequate to support the development of the Corporation's projects into commercially viable mines.

Defects in Title

The Corporation has investigated its rights to explore and extract minerals from all of its material properties and, to the best of its knowledge, those rights are in good standing. No assurance can be given, however, that the Corporation will be able to secure the grant or the renewal of existing mineral rights and tenures on terms satisfactory to it, or that governments in the jurisdictions in which the Corporation operates will not revoke or significantly alter such rights or tenures or that such rights or tenures will not be challenged or impugned by third parties, including local governments, aboriginal peoples or other claimants. Although the Corporation is not currently aware of any existing title uncertainties with respect to any of its material properties, there is no assurance that such uncertainties will not result in future losses or additional expenditures, which could have an adverse impact on the Corporation's future cash flows, earnings, results of operations and financial condition.

The Corporation's mineral rights and projects in South Africa are required to be converted to comply with the *Mineral and Petroleum Resources Development Act* (South Africa) (the "**MPRDA**"), or a new application for mineral rights must be made under the MPRDA, or where an application was pending under the prior legislation, the application will be considered under the MPRDA. The treatment of these conversions, new applications and pending applications is uncertain and any adverse decision by the relevant regulatory authorities under the new legislation may adversely affect title to the Corporation's mineral rights in South Africa which could stop, materially delay or restrict the Corporation from proceeding with its exploration activities or any development activities or mining operations.

The MPRDA requires companies, including the corporation, to apply for conversion of their existing prospecting and mining permits. A wide range of factors and principles must be taken into account by the Minister of Minerals and Energy when considering these applications. These factors include the applicant's access to financial resources and appropriate technical ability to conduct the proposed prospecting or mining operation, the environmental impact of the operation and, in the case of prospecting rights, considerations relating to fair competition. Other factors include considerations relevant to promoting employment and the social and economic welfare of all South Africans and showing compliance with the provisions regarding the empowerment of historically disadvantaged persons in the mining industry. The MPRDA also provides that a mining right granted under it may be cancelled if the mineral to which such mining right relates is not mined at an optimal rate.

If the Corporation does not comply with the MPRDA or if the Corporation's mineral rights are not converted under the MPRDA, the Corporation may be materially delayed or restricted from proceeding with its South African exploration and development activities.

The MPRDA also introduced a broad based-socio-economic charter, the Mining Charter, that sets out a framework, targets and timetable for affecting the entry of HDSAs into the mining industry in South Africa. The implementation and administration of the Mining Charter is in its infancy and the long term implications for mining companies, including the Corporation, are still unfolding. The Corporation has entered into agreements to sell to its BEE partners an undivided 26% interest in the Dominion Uranium Project and Aflease Gold has entered into agreements to sell to its BEE Partners an undivided 26% interest in the Modder East Gold Project in accordance with the MPRDA and the Mining Charter. While the Corporation has a BEE strategy, no assurance can be given that it will be able to achieve the objectives of the Mining Charter going forward. Furthermore, no assurances can be given that the Corporation's ownership interests in the Dominion Uranium Project and Aflease Gold's ownership interests in the Modder East Gold Project will not change materially, or that the extent and composition of the Corporation's and Aflease Gold's respective BEE partners will not change from time to time. In addition, until the BEE partners have paid for their share of the Corporation's assets and Aflease Gold's assets, the Corporation and Aflease Gold will be required to lend to them their proportionate share of the funding requirements of the Dominion Uranium Project and the Modder East Gold Project, which may have a negative impact on the Corporation's financial condition, cash flows and prospects.

Competition for Properties

There is a limited supply of desirable mineral lands available for acquisition, claim staking or leasing in the areas where the Corporation is currently active and contemplates expanding its operations and conducting exploration activities. Many participants are engaged in the mining business, including large, established mining companies with substantial technical and financial capabilities and long earnings records. The Corporation may be at a competitive disadvantage in acquiring mining properties as many of its competitors have greater financial resources and larger technical staffs. Accordingly, there can be no assurance that the Corporation will be able to compete successfully with others in acquiring new mining properties.

Acquisitions

The Corporation evaluates from time to time opportunities to acquire uranium and gold mining assets and businesses. These acquisitions may be significant in size, may change the scale of the Corporation's business and may expose it to new geographic, political, operating, financial and geological risks. The Corporation's success in its acquisition activities depends on its ability to identify suitable acquisition candidates, acquire them on acceptable terms and integrate their operations successfully with those of the Corporation. Any acquisitions would be accompanied by risks, such as the difficulty of assimilating the operations and personnel of any acquired companies; the potential disruption of the Corporation's ongoing business; the inability of management to maximize the financial and strategic position of the Corporation through the successful incorporation of acquired assets and businesses; additional expenses associated with amortization of acquired intangible assets; the maintenance of uniform standards, controls, procedures and policies; the impairment of relationships with employees, customers and contractors as a result of any integration of new management personnel; dilution of the Corporation's present shareholders or of its interest in its subsidiaries as a result of the issuance of shares to pay for acquisitions; and the potential unknown liabilities associated with acquired assets and businesses. There can be no assurance that the Corporation would be successful in overcoming these risks or any other problems encountered in connection with such acquisitions and the Corporation's pursuit of any future acquisition may accordingly have a material adverse effect on its business, results of operations, financial condition, cash flows and liquidity.

There may be no right for our shareholders to evaluate the merits or risks of any future acquisition undertaken by the Corporation except as required by applicable laws and regulations.

Uranium Industry Competition

The international uranium industry is highly competitive. The Corporation intends to market uranium to utilities in direct competition with supplies available from a relatively small number of mining companies, from excess inventories, including inventories made available from the decommissioning of nuclear weapons, from reprocessed uranium and plutonium derived from used reactor fuel and from the use of excess enrichment capacity to re-enrich depleted uranium tails. The supply of uranium from the Russian Federation is, to some extent, impeded by a number of international trade agreements and policies. These agreements and any future agreements, governmental policies or trade restrictions are beyond the control of the Corporation and may affect the supply of uranium available to the market.

Competition from Other Energy Sources; Public Acceptance of Nuclear Energy

Nuclear energy competes with other sources of energy, including oil, natural gas, coal and hydro-electricity. These other energy sources are to some extent interchangeable with nuclear energy, particularly over the longer term. Sustained lower prices of oil, natural gas, coal and hydro-electricity may result in lower demand for uranium concentrates. Furthermore, growth of the uranium and nuclear power industry will depend upon continued and increased acceptance of nuclear technology as a means of generating electricity. Because of unique political, technological and environmental factors that affect the nuclear industry, the industry is subject to public opinion risks which could have an adverse impact on the demand for nuclear power and increase the regulation of the nuclear power industry. An accident at a nuclear reactor anywhere in the world could impact the continuing acceptance of nuclear energy and the future prospects for nuclear power generation, which may have a material adverse effect on the Corporation.

Volatility and Sensitivity to Uranium and Gold Prices

The Corporation's future revenues will be directly related to the prices of uranium and gold as its revenues will be derived from uranium and gold mining.

Uranium prices are and will continue to be affected by numerous factors beyond the Corporation's control. Such factors include, among others, the demand for nuclear power; political and economic conditions in uranium producing and consuming countries such as Canada, the U.S., Russia and other former Soviet republics; reprocessing of used reactor fuel and the re-enrichment of depleted uranium tails; sales of excess civilian and military inventories (including from the dismantling of nuclear weapons) by governments and industry participants; and production levels and costs of production in countries such as Russia and former Soviet republics, Africa and Australia.

The gold price is subject to volatile price movements over time and is affected by numerous factors beyond the control of the Corporation including central bank sales, producer hedging activities, expectations of inflation, the relative exchange rate of the US dollar with other major currencies, global and regional demand and political and economic conditions in major gold producing regions. The effect of these factors, individually or in the aggregate, is impossible to predict with accuracy. Gold prices are also affected by worldwide production levels. In addition, the price of gold has on occasion been subject to rapid short-term changes because of speculative activities.

If, after the commencement of commercial production, uranium or gold prices fall below the costs of production at the Corporation's mines for a sustained period, it may not be economically feasible to continue production at such sites. This would materially and adversely affect production, profitability and the Corporation's results of operation and financial position. A decline in uranium or gold prices may also require the Corporation to write down its mineral reserves and mineral resources, which would have a material adverse effect on its earnings and profitability.

Hedging activities may not be successful

The Corporation does not hedge any of its future uranium or gold production but may engage in hedging activities in the future. Hedging activities would be intended to protect the Corporation from the fluctuations of the price of uranium or gold and to minimize the effect of declines in uranium or gold prices on results of operations for a period of time. Although hedging activities may protect the Corporation against lower uranium or gold prices, they may also limit the price that can be realized on uranium or gold that is subject to forward sales and call options where the market price of uranium or gold exceeds the uranium or gold price in a forward sale or call option contract.

Environment, Health and Safety

The Corporation's activities are subject to extensive federal, provincial, state and local laws and regulations governing environmental protection and employee health and safety. In addition, the uranium industry is subject not only to the worker health and safety and environmental risks associated with all mining businesses but also to additional risks uniquely associated with uranium mining and milling. The Corporation is required to obtain governmental permits and provide associated financial assurance to carry on certain activities. The Corporation is also subject to various reclamation and other bonding requirements under federal, state, provincial or local air, water quality and mine reclamation rules and permits. Although the Corporation makes provision for reclamation costs, there is no assurance that these provisions will be adequate to discharge its obligations for these costs. Environmental and employee health and safety laws and regulations have tended to become more stringent over time. Any changes in such laws or in the environmental conditions at the Corporation's properties could have a material adverse effect on the Corporation's financial condition, cash flow or results of operations.

Failure to comply with applicable environmental and health and safety laws can result in injunctions, damages, suspension or revocation of permits and the imposition of penalties. There can be no assurance that the Corporation has been or will be at all times in complete compliance with such laws, regulations and permits, or that the costs of complying with current and future environmental and health and safety laws and permits will not adversely affect the Corporation's business, results of operations, financial condition or prospects.

Government Regulation

The current and future mining operations and exploration and development activities of the Corporation, particularly uranium mining, processing, sale and transport in South Africa and Australia, are subject to laws and regulations governing worker health and safety, employment standards, mine development, mine safety, exports, imports, taxes and royalties, waste disposal, toxic substances, land claims of indigenous peoples, protection and remediation of the environment, mine decommissioning and reclamation, transportation safety and emergency response and other matters. Each jurisdiction in which the Corporation has properties regulates mining activities. It is possible that future changes in applicable laws and regulations or changes in their enforcement or regulatory interpretation could result in changes in legal requirements or in the terms of existing permits, licences and approvals applicable to the

Corporation or its projects, which could have a material and adverse impact on the Corporation's current mining operations or planned development projects.

Worldwide demand for uranium is directly tied to the demand for electricity produced by the nuclear power industry, which is also subject to extensive government regulation and policies, and any change in these regulations or policies may have a negative impact on the Corporation's business or financial condition.

Mineral exploration and the development of mines and related facilities is contingent upon governmental approvals, licences and permits which are complex and time consuming to obtain and which, depending on the location of the project, involve multiple governmental agencies. The receipt, duration, amendment or renewal of such approvals, licences and permits are subject to many variables outside the Corporation's control, including potential legal challenges from various stakeholders such as environmental groups, non-governmental organizations, aboriginal groups or other claimants. The costs and delays associated with obtaining necessary approvals, licences and permits and complying with these approvals, licences and permits and applicable laws and regulations could stop or materially delay or restrict the Corporation from proceeding with the development of an exploration project or the operation or further development of a mine. Any failure to comply with applicable laws and regulations or approvals, licences or permits, even if inadvertent, could result in interruption or closure of exploration, development or mining operations, or material fines, penalties or other liabilities.

Where required, obtaining necessary permits to conduct exploration or mining operations can be a complex and time consuming process and the Corporation cannot assure whether any necessary permits will be obtainable on acceptable terms, in a timely manner or at all. It is not possible to guarantee compliance with BEE legislation required under the MPRDA as described elsewhere in this AIF.

Aflease Gold submitted an amendment to its existing environmental management program report on the Modder East Gold Project in 2006, which was required since the scope of the project had changed since the time the original old order mining licence for this project was issued. There can be no assurance that the South African Department of Minerals and Energy will approve the amendment to the environmental management program report in a timely manner or at all. Failure to obtain such approval would jeopardize Aflease Gold's right to develop a mine on the Modder East Gold Project and its ability to have its old order mining licence for the project converted into a new order mining right. In the meantime, Aflease Gold is continuing with mine development activities at the Modder East Gold Project. If the environmental management program report amendment is not approved, there is a risk that Aflease Gold could be required to modify or suspend such activities.

The impact of the South African Royalty Bill is not presently known

In 2003, the South African government presented the South African Parliament with the Royalty Bill, which proposed a royalty payable to the South African government for uranium and gold production at rates of 2% and 3% from the sale of uranium and gold, respectively. In September 2006, the South African government issued a proposal to alter the proposed royalty rates to 1.5% for refined gold and uranium oxide. The legislation has not yet been passed but is scheduled to become effective in 2009. It is currently not certain what the Act of Parliament resulting from the Royalty Bill will contain and what the effect of any resulting legislation will be. The original royalty rates of 2% and 3% were incorporated into the evaluations of the Dominion Uranium Project and the Modder East Gold Project.

Operations in Foreign Jurisdictions

The Corporation conducts exploration, development and mining operations outside of Canada currently in Australia and South Africa and may in future operate in other countries in Africa and elsewhere. The Corporation's foreign mining investments are subject to the risks normally associated with the conduct of business in foreign countries. The occurrence of one or more of these risks could have a material and adverse effect on the Corporation's future cash flows, earnings, results of operations, financial condition and prospects. Risks include, among others, labour disputes, arbitrary invalidation of governmental orders and permits, corruption, uncertain political and economic environments, sovereign risk, war (including in neighbouring states), civil disturbances and terrorist actions, arbitrary changes in laws or policies of particular countries, the failure of foreign parties to honour contractual obligations, foreign taxation, delays in obtaining or the inability to obtain necessary government permits, opposition to mining from environmental or other non-governmental organizations, limitations on foreign ownership, limitations on the repatriation of earnings, foreign exchange controls, currency devaluations, import and export regulations including limitations on uranium or gold exports, instability due to economic under-development, inadequate infrastructure and increased financing costs. In addition, we may face disadvantages of competing against companies from countries that are not subject to Canadian and U.S. laws, including the Foreign Corrupt Practices Act, restrictions on the ability to pay dividends offshore, and risk of loss due to disease and other potential endemic health issues. These risks may disrupt or limit the Corporation's operations, restrict the movement of funds or supplies or result in the restriction of contractual rights or the taking of property by nationalization or expropriation without fair compensation.

There can be no assurance that industries deemed to be of national or strategic importance like mineral production, and in particular, uranium mining, will not be nationalized. Government policy may change to discourage foreign investment, nationalization of mining industries may occur or other government limitations, restrictions or requirements not currently foreseen may be implemented.

In relation to South Africa, a number of economic and social issues exist which may increase certain of the risks faced by the Corporation. The South African government is facing economic and political issues, such as employment creation, black economic empowerment and land redistribution, and social issues, including crime, corruption, poverty and HIV/AIDS, all of which may impact the Corporation's South African operations. While the government is adopting measures to address these matters, there is no assurance that the government will not implement changes in laws, regulations and policies on these and other matters such as foreign investment, industrial relations and land tenure which could have a material and adverse effect on the Corporation's cash flow, results of operations and financial condition. In particular, HIV/AIDS is a major health care issue in South Africa. A portion of the Corporation's South African workforce is believed to be infected by HIV/AIDS. The Corporation will be implementing an HIV/AIDS awareness and prevention program for its employees and local communities. It is not possible to determine with certainty the future costs that the Corporation may incur in dealing with this issue. If, however, the infection rate continues to rise, costs associated with treatment and employee retraining may also increase, affecting the Corporation's cash flow, results of operations and financial condition.

Dependence on Key Personnel

The Corporation is dependent on the services of key management personnel. The loss of any of these key personnel, if not replaced, could have a material adverse effect on the Corporation's business and operations. The Corporation does not currently have key-person insurance on these individuals.

Potential Conflicts of Interest

The Corporation owns approximately 71.4% of the voting securities of Aflease Gold. Two of the Corporation's executive officers, Neal Froneman (who is also a director of the Corporation) and Jean Nortier, are directors and officers of Aflease Gold, and one of the Corporation's executive officers, Robert van Niekerk, is a director and a former officer of Aflease Gold. While the two companies do not have the same geographic, strategic or primary commodity focus, these relationships and associations may nonetheless give rise to actual or potential conflicts of interest relating, among other things, to the allocation of corporate opportunities, and the division by these individuals of their time and effort, between the two companies. Such conflicts will be resolved through the exercise by these individuals of judgment consistent with their respective fiduciary duties to the Corporation, on the one hand, and Aflease Gold, on the other hand. In the event conflicts arise at a meeting of the Board of Directors, a director who has such a conflict will declare the conflict and abstain from voting. In appropriate cases, the Corporation will establish a special committee of independent non-executive directors (drawn from the majority of its members who must at all times be "independent" within the meaning of Multilateral Instrument 52-110 - *Audit Committees*) to review a matter in which one or more directors, or management, may have a conflict.

Risks Related to Financial Matters

History of Operating Losses

The Corporation and its predecessors have sustained operating losses during recent fiscal years. The Corporation expects to continue to sustain operating losses in the future and cannot provide any assurance that it will ever be profitable.

Capital Intensive Industry; Uncertainty of Funding

The development and ongoing operation of mines requires a substantial amount of capital prior to the commencement of, and in connection with, the production of uranium and gold. Such capital requirements relate to the costs of, among other things, acquiring mining rights and properties, obtaining government permits, exploration and delineation drilling to determine the underground configuration of a deposit, designing and constructing the mine and processing facilities, purchasing and maintaining mining equipment and complying with financial assurance requirements established by various regulatory agencies for the future restoration and reclamation activities for each project. The Corporation will accordingly have further capital requirements as it proceeds to expand its present mining activities and operations or to take advantage of opportunities for acquisitions. There can be no assurance that the Corporation will be able to obtain necessary financing in a timely on acceptable terms, if at all.

Currency Fluctuations

Currency fluctuations may affect the costs that the Corporation incurs at its operations which may adversely affect the Corporation's cash flows, results of operation and financial condition. Uranium and gold are sold throughout the world principally on a U.S. dollar price but the majority of the Corporation's expenditures are incurred in non-U.S. dollar currencies including South African Rand, Australian dollars and Canadian dollars. The appreciation of non-U.S. dollar currencies in those countries where the Corporation has exploration and mining activities would increase the costs of uranium and gold production at such operations which could materially and adversely affect the Corporation's profitability, results of operations and financial condition. The Corporation currently does not hedge against currency exchange risks, although it may do so from time to time in the future.

Risks Related to the Corporation's Common Shares

Shareholders' interest in the Corporation may be diluted in the future

The Corporation may require additional funds to fund its exploration and development programs and potential acquisitions. If the Corporation raises additional funding by issuing additional equity securities, such financing may substantially dilute the interests of its shareholders.

The Corporation may issue additional common shares in the future pursuant to proposed acquisitions described herein and on the exercise of its outstanding stock options and warrants.

Sales of substantial amounts of the Corporation's common shares, or the availability of such common shares for sale, could adversely affect the prevailing market prices for the Corporation's securities. A decline in the market prices of the Corporation's securities could impair its ability to raise additional capital through the sale of new common shares should the Corporation desire to do so.

The market price for common shares cannot be assured

Securities markets have experienced a high level of price and volume volatility, and the market price of securities of many companies has experienced wide fluctuations which have not necessarily been related to the operating performance, underlying asset values or prospects of such companies.

In the past, following periods of volatility in the market price of a company's securities, shareholders have often instituted class action securities litigation against those companies. Such litigation, if instituted, could result in substantial costs and diversion of management attention and resources, which could significantly harm the Corporation's profitability and reputation.

The Corporation does not intend to pay dividends in the foreseeable future

The Corporation has never paid cash dividends on its common shares. The Corporation currently intends to retain its future earnings, if any, to fund the development and growth of its business, and does not anticipate paying any cash dividends on its common shares for the foreseeable future. As a result, shareholders will have to rely on capital appreciation, if any, to earn a return on investment in any common shares in the foreseeable future. Furthermore, the Corporation may in the future become subject to contractual restrictions on, or prohibitions against, the payment of dividends.

4.3 Honeymoon Uranium Project

Scientific and technical information contained in this Annual Information Form relating to the Honeymoon Project is based on information contained in the independent technical report titled "Honeymoon Uranium Project – Summary of Feasibility Study 400 tpa U3O8 Equivalent" dated July 31, 2006 (the "**Honeymoon Technical Report**") prepared by Victor J. Absolon, Colin E. Bazeley, Glenn Jobling and Philip D. Bush of Mayfield Engineering Pty Ltd., Peter J. Bartsch of Aker Kvaerner Australia and Kenneth F. Bampton of Ore Reserve Evaluation Services, which report (available on www.sedar.com) is not incorporated by reference herein unless otherwise expressly provided for herein. Each of Messrs. Absolon, Bazeley, Jobling, Bush, Bartsch and Bampton is a "qualified person" for the purposes of NI 43-101. Scientific and technical information contained in this Annual Information Form relating to the Honeymoon Project subsequent to July 31, 2006 has been prepared under the supervision of Mr. Colin Skidmore, B.Sc (Hons), M.Ap.Sc, MAusIMM, Vice President, Exploration, Australia, sxr Uranium One and a qualified person for the purposes of NI 43-101.

Property Description and Location

The Honeymoon Uranium Project is located approximately 400 km northeast of Adelaide, South Australia. The Project is based on a series of Tertiary sediment-hosted uranium deposits located in northeast South Australia, approximately 75 km northwest of Broken Hill, New South Wales.

The Honeymoon Project consists of the following Mining Lease ("**ML**"), Exploration Licences ("**ELs**") and Miscellaneous Purpose Licences ("**MPLs**"). The Honeymoon deposit is on Mining Lease 6109.

Tenure ID/Name	Area (ha)	Date Granted	Expiry Date
ML 6109 - Honeymoon	1,000	February 8, 2002	February 7, 2023
EL 2937 - Yarramba	45,200	April 29, 2002	April 28, 2007 (1)
EL 3017 - South Eagle	37,900	September 26, 2002	September 25, 2007
MPL 64 - Honeymoon	250	June 7, 2002	June 6, 2009
MPL 15 - Honeymoon	249.75	June 8, 1981	May 25, 2012

(1) Notification to extend submitted to PIRSA.

An Exploration Licence (**EL**) under the *Mining Act 1971* (South Australia) may be granted by the relevant South Australian Government Minister (the Minister), on a discretionary basis, for a term (including any renewals) of up to 5 years. An EL allows for large scale exploration to be conducted and has a maximum area of 1,000 km^2.

A Mining Lease (**ML**) confers the exclusive right upon the holder to conduct mining operations and recover and sell the minerals specified in the lease. The maximum term for which a ML may be granted is 21 years, but it may be renewed if conditions of the lease have been complied with.

A Miscellaneous Purposes Licence (**MPL**) may be granted for purposes relating to the carrying on of any business in support of the effective conduct of mining operations, including establishing and operating a plant for the treatment of ore, disposing of overburden or waste produced from mining operations and for any other purpose ancillary to mining operations. These may be granted for a term of 21 years and may be renewed for a further term of 21 years. The owner of land over which a MPL is granted is entitled to compensation for the loss of use of the land caused by the grant.

The Honeymoon tenures are held as to 100% by Uranium One Australia Pty Ltd. ("**Uranium One Australia**"), a wholly-owned subsidiary of the Corporation. ML 6109 was issued on February 8, 2002 following approval of the Project's Environmental Impact Statement, the issuance of its Export Licence and the conclusion in February 2002 of an agreement with Adnyamathanha No. 1 Native Title Claimants. This followed the signing of a similar agreement with the Kuyani people in 1998 (the Adnhamathanha and Kuyani agreements are referred to as the "**Native Title Agreements**"). The Adnyamathanha Native Title Agreement authorizes uranium mining operations on land which is subject to native title claims.

Environmental Liabilities and Permits

In Australia, all potential uranium mining operations are required to go through extensive environmental assessment before receiving export approval and a mining licence.

In November 2001, Uranium One Australia's Environmental Impact Statement was accepted by the Minister for the Environment and Heritage, and the Minister for Industry, Science and Resources issued to Uranium One Australia a Permission to Export (this was subsequently renewed on December 31, 2006). The original Permission to Export authorised exports of uranium from the Honeymoon Uranium Project for five years commencing 1 January 2002, subject to compliance with the specified conditions. The renewed Permission to Export is valid for ten years, subject to compliance with the specified conditions.

In September 2006, the Corporation received the final licence required under the *Radiation Protection and Control Act (1982)* (South Australia) from the Environment Protection Authority of Southern Australia for commercial uranium mining operations at its Honeymoon Uranium Project.

The current status of the various permits and approvals for the Honeymoon Uranium Project is shown below.

Current Permits

Permit No.	Department	Permit	Expiry Date
PN146	Department of Foreign Affairs & Trade – Australian Safeguards & Non-Proliferation Office	Permit to Possess Nuclear Material	March 30, 2008
PP/8822101	Department for Administrative & Information Services – Workplace Services	Licence to Keep a Dangerous Substance – Corrosive Substances	April 30, 2007[(1)]
PP/8822102	Department for Administrative & Information Services – Workplace Services	Annual Licence for Petroleum Product – Flammable Gas	April 1, 2007[(1)]
30240	Australian Taxation Office Concessional Spirits Group	Approval to take delivery of Concessional Spirit (Methanol)	January 9, 2011
LM5	Department of Human Services Environmental Health Branch, Radiation Section	Licence to Mine & Mill Uranium Ore (Field Leach Trial only)	October 6, 2007
	Radiation Protection Branch	Registration of Irradiating Apparatus	November 30, 2007

(1) Applications to renew have been filed with the appropriate regulatory authorities.

Current Approvals

Licence No.	*Department*	Approval	Expiry / Approval Date
	Minister for the Environment & Heritage	Approval of EIS	Approved November 20, 2001
MEP/402/ UOC/001X	Minister for Industry, Science & Resources	Export Licence	December 31, 2016
ML6109	Hon. Wayne Matthew MP Minister for Minerals & Energy	Mining Lease 6109 08.02.01	Expires February 7, 2023
	Radiation Protection Division Environment Protection Authority	Approvals under the Code of Practice and Safety Guide -	Obtained in September 2006

Licence No.	Department	Approval	Expiry / Approval Date
		Radiation Protection and Radioactive Waste Management in Mining and Mineral Processing Licence to Mine & Mill Uranium Ore – to conduct commercial operations. Extension of Field Leach Trial.	
	Native Title – Kuyani	Consultative Agreement	Dated January 15, 1999
	Native Title – Adnyamathanha	Native Title Mining Agreement	Dated February 3, 2002
	Radiation Protection Division Environment Protection Authority	Construction of Test Pits for calibrating a PFN borehole logging tool	Dated October 2, 2003

There are a number of additional approvals required in order for the Honeymoon Uranium Mine to proceed into commercial production of U_3O_8 and these are summarised below.

Additional Approvals Required Prior to Commercial Operation

Department	Approval Required
Department of Foreign Affairs & Trade – Australian Safeguards & Non-Proliferation Office ("**ASNO**")	Permit to Possess Nuclear Material – Variation of the current permit required to allow for larger quantities of uranium product to be held on site.
Primary Industries and Resources South Australia ("**PIRSA**")	Use of declared equipment – graders, excavators, cranes etc for construction and site works, will require approval under the Mining Act.
	Approval of Environmental Monitoring & Management Plan ("**EMMP**"). Approval of Mining and Rehabilitation Program ("**MARP**")
ASNO – South Australia Roads	Transportation Management Plan
The Department of Water, Land & Biodiversity Conservation – Resource Allocation Division	Permit for Well Construction (ML6109, MPL64)) for the purposes of supply of water to the desalination plant, monitoring of the well field and disposal wells

Note: This list does not include miscellaneous licences/permits held by certain staff for operating equipment and/or handling of radioactive substances, etc.

The Corporation has recently applied for a variation of a permit to possess nuclear material, which would allow it to hold larger quantities of uranium on site. In addition, the Corporation has submitted to the relevant regulatory authorities for review a management plan for the transport of dangerous goods, an environmental management and monitoring plan, a mining and rehabilitation program, a draft radioactive waste management plan and a radiation management plan, all of which will need to be approved before mining can begin. The Corporation will also need to obtain permits to drill disposal, water and monitor wells on the project.

The licence to mine and mill radioactive ore and the registration of mine or mineral processing activity are both conditional on compliance with the Code of Practice on Radiation Protection and Radioactive Waste Management in Mining and Mineral Processing (2005).

The Honeymoon Uranium Project is an in-situ leaching project. In-situ leaching results in only minor surface disruption. Rehabilitation programs at the site have demonstrated that once the project has been completed, the disrupted areas can be revegetated and returned to their original condition. At the conclusion of the Honeymoon Project, all surface structures will be demolished and either removed from or buried on site in appropriately designed disposal pits. Surface areas will be revegetated and waste waters from the mining process will be reinjected into the aquifer which contains the ore body. The waters in this aquifer are heavily saline and contain relatively high levels of radionuclides. They are unsuitable for human consumption, animal consumption and have no agricultural use.

Rents and Royalties

Rents are payable to the South Australian Government under the terms of the mining lease at the rate of AUD$31.75 per hectare for the 1,000 hectares covered by the lease. This rate can be varied from time to time by the South Australian Government. In addition, an under-lease with the holder of the pastoral lease on which the Honeymoon deposit is located requires an annual rent of AUD$67,383 (2005) to be paid, which is subject to a CPI adjustment. The Native Title Agreements require a total annual rental of AUD$100,000 to be paid to the Adnyamathanha and Kuyani peoples.

ML 6109 also provides for a royalty of 2.5% of the value of the minerals obtained from the lease to be paid to the State of South Australia. The value of the minerals is defined as the ex-mine gate value that fairly represents the market value of the minerals at the time that the minerals leave the lease.

The Native Title Mining Agreement with the Adnyamathanha Traditional Lands Association provides for a royalty of 1.5% of the ex-mine gate value of the minerals obtained from the lease to be paid to the Adnyamathanha Trust. An agreement which purports to provide for a royalty of 1% of the value of minerals obtained from the lease to a third party is being reviewed by the Corporation (this was accepted as a valid royalty for the purposes of the Honeymoon Feasibility Study).

Accessibility, Climate, Local Resources, Infrastructure and Physiography

The Honeymoon Uranium Project is located in a sparsely populated rural area of north-eastern South Australia. The main access is from Broken Hill, New South Wales, approximately 75 km to the southeast; the project area is 60 km north of the Barrier Highway, a major paved highway linking Broken Hill and Adelaide.

Honeymoon is accessed from a graded gravel road and then graded farm tracks. Four-wheel drive vehicles access the site in most conditions; two wheel drive vehicles have difficulty during wet periods. The existing access road from the graded gravel road to the plant site will be upgraded to suit the project requirements for secure transport of product and supply of consumables. The road to be upgraded is approximately 21 km long. The existing unsealed airstrip is suitable for light aircraft. The expected usage is for emergencies and special purpose charter flights. Upgrading will be limited to minor improvements in the taxiway and parking area.

The climate is arid, with hot, dry summers. The average annual rainfall at Honeymoon is approximately 200 mm. Rainfall in the area is sparse. Over the past five years there has been a protracted drought with rainfall well below the average. In periods of significant rainfall the access roads are unusable and the site may, as a result, be isolated for several days.

The terrain is a relatively flat, semi-desert landscape, consisting of low sand dunes separated by shallow drainage depressions and clay pans. The area is approximately 120 metres above sea level. Saltbush, bluebush and other low shrubs constitute the dominant vegetal cover. Perennial grasses flourish briefly after rain. Trees are very sparsely distributed, being restricted to a few species of casuarina and acacia mainly along watercourses and dune ridges.

Power is to be provided from the New South Wales grid via a purpose-built 100 km, 33 kV 2.5MVA power line. The local power authority will provide a 33kV/11kV transformer. Small diesel powered motor-generator sets will be retained on site to provide emergency power for lighting, refrigeration and domestic purposes in the event of a power failure.

Significant ground water resources are contained in the sand members of the Eyre Formation. However, salinity levels are high, increasing with depth. Raw water will be obtained from water wells in the Upper Sand to the north of the Honeymoon deposit. This water will be treated in a conventional reverse osmosis treatment plant to provide potable water for the plant, office complex and camp.

The Honeymoon region is characterised by a sparse population, with a total of only 376 inhabitants occupying an area of more than 37,000 km^2. Local communities in the Honeymoon region comprise the Honeymoon site camp, pastoralists, Barrier Highway towns, and Broken Hill. The pastoral community is made up of isolated family homesteads connected by unsealed roads, telephones and radios. There are small towns, such as Manna Hill, Olary and Cockburn, established to service the railway line running parallel to the Barrier Highway. The nearest community of Aboriginal people is Nepabunna, located in the Flinders Ranges, approximately 260 km northwest of Honeymoon. Copley, a settlement 60 km west of Nepabunna is also a predominantly Aboriginal community. The Corporation intends to recruit most of the manpower for the Honeymoon Uranium Project from Broken Hill or, if necessary, from further afield.

All waste management activities will be carried out in accordance with written standard operating procedures which will form part of the Project's quality assurance program. The Honeymoon Project will generate solid, liquid and gaseous low level radioactive wastes. A radioactive waste management program has been prepared for the management of the disposal of these wastes. Solid and liquid radioactive wastes will be retained and managed on site. A monitoring program will prevent materials from leaving the site until they have a clearance certificate showing that the surface radioactive contamination is below the limits set by the appropriate authority. Gaseous and airborne emissions will be controlled to levels which will not present a hazard to employees or the general public. Non-radioactive materials requiring disposal will be segregated into recyclable and non-recyclable categories and placed into appropriate containers for subsequent removal from site and disposal. A sanitary landfill disposal site, situated to the south east of the process plant will be maintained for disposal of organic wastes that cannot be composted for mulching new vegetation around the site.

Honeymoon possesses sufficient surface rights for its mining, processing and waste disposal activities.

History

Exploration for Tertiary sediment-hosted uranium occurrences in the southern Lake Frome region was carried out by Carpentaria Exploration Company Pty Ltd and by E. A. Rudd Pty Ltd, commencing in 1968 and 1969, respectively. The Oilmin-Transoil-Petromin Joint Venture discovered the nearby Beverley deposit in 1969. Sedimentary Uranium NL discovered the East Kalkaroo Deposit and the Yarramba Prospect in 1970. The Minad-Teton CEC Joint Venture discovered the Honeymoon deposit in November 1972 and, one year later, the Goulds Dam deposit. Exploration methods employed open-hole rotary drilling and wire-line geophysical logging as a reconnaissance exploration tool, although surface geophysical methods, primarily resistivity and gravity surveys, were also used with limited success to locate and map tertiary palaeovalleys.

In 1971–1972, Carpentaria Exploration Co. Pty. Ltd. ("**CEC**") explored EL597 which included the area of the present Honeymoon project site. Drilling intersected minor though encouraging levels of uranium in Tertiary sediments. A Joint Venture was subsequently formed by CEC, Mines Administration Pty. Limited (Minad)—a wholly owned subsidiary of AAR Limited, in turn later wholly owned by CSR Limited—and Teton Exploration Drilling Co. Pty. Ltd. Late in 1972, drilling intersected ore-grade uranium at a depth of 100–120m in Tertiary palaeochannel sediments at Honeymoon. Drilling programs over the next four years established the extent of the deposit, but feasibility studies concluded that it was too small to be mined economically by conventional open-cut or underground mining methods. In all, the database for the Honeymoon mineral claims (MCs 3075–76) included more than 250 exploration drill holes excluding wellfield development holes.

Following rapid advances in in-situ leaching ("**ISL**") technology in the USA, a series of ISL tests was conducted at Honeymoon in 1977 and 1979. These, and additional laboratory tests carried out by the Australian Mineral Development Laboratories ("**AMDEL**") in Adelaide, confirmed the feasibility of ISL uranium recovery at Honeymoon. In 1982, Minad established a demonstration ISL facility at Honeymoon. The facility comprised a pilot leach wellfield of three 5-spot leach patterns, a liquid disposal well, monitor wells and a processing plant designed to treat pregnant leach solution at a rate of 25L/s. Test work confirmed the compatibility of Honeymoon ore to ISL processing, but a demonstration scale operation was considered necessary. In 1982, a 25 L/s (nominally 110 tonnes U_3O_8 per annum) facility comprising wellfield, plant and associated infrastructure was constructed, with initial demonstration proposed at a quarter of this rate. By 1983, the Project had advanced through a feasibility study, including construction of a pilot plant, field leach trials and the preparation of an environmental impact statement. In 1983, following changes in federal Australian government policy, the Project was placed on care and maintenance.

Ownership of the Honeymoon assets subsequently passed to CEC's parent company, MIM Holdings Limited ("**MIM**"). The Corporation acquired the Honeymoon properties in mid-1997 and restored the demonstration plant and pilot wellfield, which went online in April 1998, producing uranium as yellowcake slurry until August 2000. A second 25 L/s wellfield was completed at Honeymoon in February 1999, enabling leach tests to be carried out utilizing proposed mining scale patterns and equipment. Hydrological test wells were also completed at East Kalkaroo during February and March, 1999.

Stratigraphic drilling was undertaken at the Honeymoon Project and East Kalkaroo in 1999, 2000 and 2001. Data were utilized to define the extent of the Yarramba Palaeovalley, refine the stratigraphy and sedimentology of the Eyre Formation, update resource estimates and, in conjunction with pumping tests, to compile a three-aquifer hydrogeological model. EL 2956 was purchased from Rio Tinto in January 2000 and its interests in EL 2937 and EL 3017 were purchased in November 2000.

In 2002, the Corporation completed 2,077 line kilometres of airborne electromagnetic ("**AEM**") surveys over all of its South Australian tenements and part of adjoining joint venture areas. The AEM survey, which responds to the highly saline groundwater in buried river channels, allowed detailed interpretation of the palaeodrainage. New palaeochannels and new tertiary uranium targets, as well as discrete basement conductors, were identified during interpretation of the AEM datasets.

In 2004, a series of scoping drill holes were drilled at Honeymoon using a PFN technology to accurately obtain a direct in-situ measure of uranium grade, overcoming the inherent inaccuracy of gamma logging.

In addition to PFN, sophisticated wireline logging tools were run to determine thicknesses of mineable sands and to characterise sand-clay lithologies. Of the 49 holes drilled into the historic resource, 45 confirmed the presence of a high grade Tertiary uranium deposit suitable for in-situ leach mining. The drilling results suggested further drilling would be unlikely to significantly change the previous stated Indicated Resource of 3,300 tonnes U3O8. Later that year, Ausenco completed an engineering cost study for a plant at Honeymoon with a design capacity of 400 tpa U_3O_8 and a mine life of six to eight years. Based on the results of this study, Uranium One Australia decided to delay development of the project pending the development of a more favourable uranium price environment.

In 2005, an additional 170 holes were drilled to infill the entire deposit 40 x 40 metre spacing with the aim of generating a revised NI43-101 compliant resources report and to provide detailed information to optimise wellfield planning. This drilling was completed in April 2006 and has provided the geological information necessary to complete a commercial wellfield development plan.

The final delineation drilling program which in-filled the entire resource to 40 metre spacing comprised 229 rotary mud holes and seven core holes. All holes were logged with PFN and sophisticated wireline tools to accurately measure grade and to characterize geology. A detailed sedimentological analysis was undertaken on both core and wireline logs, which resulted in the generation of a three-dimensional model which recognized five separate sand-clay packages within the basal aquifer. This will allow optimization of a commercial wellfield as each of these mineralized packages has its own hydro-geological characteristics.

Geological Setting

The Honeymoon Uranium Project is located within the Yarramba and Billeroo palaeovalleys in the Curnamona Basin region of north-eastern South Australia.

Tertiary sediments of the Callabonna Sub-basin of the Lake Eyre Basin cover the entire project area. The sub-basin is generally a flat-lying blanket sequence reaching a maximum 300 m in thickness. The Benagerie Ridge and Olary Block formed a major structural high, controlling sedimentation during the Lower Tertiary, when palaeovalleys were incised into basement and partially filled with fluviatile sediments. The Billeroo and Curnamona Palaeovalleys on the western flank of the Ridge have immediately underlying basement of Adelaidean and possibly Cambrian rocks that are not considered prospective uranium sources. Overall palaeovalley gradients are towards the north where skeletal valley sediments grade into widespread blanket sands overlying the Frome Embayment. Mesoproterozoic Willyama Supergroup, which outcrops to the south and includes uranium-rich granites, is generally considered the source area for valley-fill sediments.

The Yarramba Palaeovalley in which Honeymoon is located was incised into Willyama basement on the eastern flank of the Benagerie Ridge. It is up to 6 km wide and hosts a confined aggrading fluvial system comprising 40-50 m of upward fining sequences of interbedded sand, silt and clay. Palynological analysis of core has determined this to be Eocene Eyre Formation. Average depth to the top of Eyre Formation is 75 m. The braided basal unit, which contains the majority of the mineralization at Honeymoon, appears to be layercake, with laterally-extensive tabular clast-supported, poorly sorted, angular quartz sand and gravel with humic matter and minor pyrite. The middle and upper units are more clay-rich with a labyrinth of compartmentalised meandering channel sands, well preserved overbank facies and clay wedges.

Disconformably overlying the Eocene is an approximately 75 m thick succession of lacustrine sediments of Miocene-Pliocene Namba Formation. These are dominated by organic-rich clays that provide a thick impervious seal to underlying Eyre Formation aquifers. The whole is capped by unconsolidated Quaternary terrestrial units. Static groundwater level at Honeymoon is approximately 50m below ground level and naturally flows at 10-15 metres per year. The highly permeable basal aquifer is very saline at approximately 20,000 ppm total dissolved solids ("**TDS**"), whereas the upper aquifer is less so at around 11,000 ppm TDS.

Mineralization

Significant uranium mineralization at Honeymoon is restricted to the basal sand and occurs over approximately 1 km east-west. The majority of mineralization is located near the confluence with a major tributary entering the Yarramba Palaeovalley from the south and also associated with a topographic high in the channel floor. The uranium is thought to derive from a granite body immediately to the south. Sediment fill appears to be dominantly mechanically transported granite detritus with some pelite fragments. The deposit is generally of the 'sediment-hosted' or 'sandstone uranium' type but lacking clear roll-front morphology and displaying apparently structurally influenced distributional trends.

Uranium mineralization occurs in highly permeable (porosities commonly >30%) unconsolidated and saturated sands, which are sealed below impervious clay horizons. This physical configuration in association with extremely fine grained, acid soluble uranium mineralogy of uraninite, coffinite and uranium phosphates suggest amenability to ISL mining. Potentially economic mineralization extends over an area of 900 x 450 m at 1.7 m average thickness in up to five superposed levels – circa 3 m cumulative. It occurs in reduced, pyritic and organic rich zones and also at the contact between sand and clay layers appearing to be mostly flat lying, with no classical crescent shaped rollover zones identified. This may be a function of drill spacing and lack of exposure or it may be that requisite redox fronts are not preserved in this dynamic environment.

Exploration and Drilling

The Corporation's acquisition of the Honeymoon Uranium Project, Yarramba database provided access to information from 1,160 drill holes, which defined approximately 60 kilometres of strike length of the Yarramba palaeovalley. Drill hole data included location, geological logs and geophysical logs. This information has been used to estimate the mineral resources of the Honeymoon and East Kalkaroo deposits.

As indicated under "History" above, drilling and completion of a 25 L/s wellfield was undertaken at Honeymoon between November 1998 and February 1999 to enable leach tests to be carried out utilizing proposed mining scale patterns and equipment. Additional stratigraphic drilling was carried out in the Honeymoon and East Kalkaroo areas during August to November 2000 and April/May 2001, to further define the boundaries of the Yarramba palaeovalley. A total of 31 stratigraphic drill holes and four cased monitor wells were drilled during this program. Stratigraphic sections and profiles were compiled from the geological and geophysical data collected.

In the last quarter of 2005, the Corporation moved its exploration camp to Honeymoon and commenced drilling on a uniform 40 metre spaced grid. This large program involves approximately 170 rotary mud holes, of which 39 holes had been drilled by the end of December 2005. The program was conducted in connection with the feasibility study.

In connection with the Honeymoon Feasibility Study, 29,200 m of rotary mud drilling was carried out in 236 holes on a nominal 40 m square pattern over the Honeymoon deposit in two campaigns – HML001-117 in Stage 1 and HML118-287 in Stage 2. Some holes in this numbering sequence were outside of the

Honeymoon deposit area (e.g. at East Kalkaroo) and are not included in the discussion, database or computations.

Drilling was conducted by specialist South Australian mud drilling contractor, Thompson Drilling Company Pty Ltd, using a modified Bourne 1250 kelly-drive rotary rig mounted on a 8x4 Man truck, supported by a 9,000 litre 6x6 water truck. The rig employs a 2,600 litre/min 700 psi mud pump system and has a maximum depth capacity of 400 m. All rotary-mud holes were 120 mm nominal diameter and drilled using a BioVis™ modified guar gum mud product. In areas of extreme loss of circulation, bentonite muds and coarse organic additives such as cotton seed were added. Successful holes were between 114 and 139 m deep – required to be drilled from surface to at least six metres into basement and stay open long enough for logging to be completed. Cemented hardbands were encountered in a number of locations, typically at 102 m depth, requiring use of a tri-cone rock roller bit.

Seven holes were partially cored. Precollars were drilled to the top of the coring interval using 6" rotary-mud blade. Core drilling was conventional (non-wireline) 4" (100 mm) triple-tube with 6" OD core barrel. Both PCB and diamond bits were used depending on ground conditions. Core recovery was highly variable and often disappointing due to the loose unconsolidated nature of the materials. Recovered core was transferred to split 100 mm PVC tubing, halved using a thin wedge and sealed in shrink wrap. Stage 1 core samples were not frozen. However, to prevent oxidation and preserve texture and consistency, one half of every core run drilled in Stage 2 has been kept frozen in a cold room installed at Honeymoon. Once basement had been cored, a sump was drilled into the basement for at least six metres with a blade bit, to allow geophysical logging. Samples from HML107C, HML108C, HML109C, HML137C and HML158C were submitted to AMDEL (Adelaide) for geochemical analysis uranium assay using XRF pressed pellet techniques.

The results of the latest drilling campaign were used to calculate a new estimate of resources for the Honeymoon Uranium Project described below under "Mineral Resource Estimate".

Sampling, Analysis and Security

Sampling Methods

Drill cuttings were collected at 2 m intervals, geologically logged and preserved as a physical record of the hole. Notwithstanding this, unlike the similar North American and Central Asian sandstone hosted deposits, sampling of these loose gravely unconsolidated materials is notoriously unreliable. In 1998, Uranium One Australia trialled reverse circulation and air core drilling, before reverting to the proven rotary-mud method. This traditional soft-sediment technique results in least disturbance to the formation and the mud cake holds the hole open long enough to complete downhole wireline logging. However, the intrinsic gentleness that achieves hole stability is at the expense of sample precision/ selectivity/representivity, with severe sample lag and mixing. Thus chemical analysis of cuttings is not undertaken for grade determination and focussed resistivity and induction logs are run for accurate lithological logging purposes. Even in the lithified North American and Central Asian analogues, where physical sampling would be an option, geophysical grade determination has long been the method of choice, traditionally by gamma logging and more latterly by PFN, with the continuous nature of the data providing a more complete profile.

PFN technology was originally developed as a downhole logging technique by Mobil R&D and Sandia Laboratories in the United States during the 1970's, specifically to directly measure in-situ uranium grades in sandstone-hosted uranium deposits. Unlike historical gamma techniques, PFN directly measures uranium's U235 isotope and therefore does not suffer the problem of disequilibrium -

separation of uranium from gamma-emitting daughters. Also, since the method utilizes the ratio of two energies of neutrons, it is much less affected by variable formation properties such as salinity and porosity, common to both signals.

The Corporation purchased a new custom-built PFN uranium grade logging tool from Computer Logging Inc. (Texas) in February 2004. This PFN tool carries a gamma detector, which was run going down the hole to define zones of interest for slower PFN logging coming up hole. The instrument is calibrated regularly in the Corporation's purpose-built in-ground calibration pits at the Honeymoon site. All logging and calibration was carried out in-house by the Corporation's personnel.

Depth calibration of the logging winches is checked periodically by running out approximately 100 m of cable and measuring rewind against a tape measure. Accuracy is considered to be +/- 5 cm against the logging interval of 10 cm and precision of 10 cm applied to collar RLs and lithological boundary picks.

The Honeymoon PFN calibration pits were built to mimic the Honeymoon mineralized environments. Porosity of the quartz sand in the pits matches the porosity and mineralogy of mineralized zones; the water in the pits has the same salinity and geochemistry as the aquifers as it was sourced from within the mineralized horizon; and the yellowcake was derived from material processed at the Beverley in-situ leach uranium mine that has a similar sediment hosted deposit within the Callabonna Sub-basin. Measurement of grades by the PFN tool was verified at least twice a month with four calibration runs during the Stage 1 campaign and nine for Stage 2. Full calibration procedures are undertaken whenever the tool is opened for maintenance. In addition to grade range, the pits are designed to evaluate and compensate for varying hole sizes and the use of different drilling media.

A Quality Control and Assurance assessment of PFN grades for this program was undertaken by Dr. David Lawie of ioGlobal, principally by comparing PFN results with XRF assays of quarter core.

Test Work

The majority of laboratory test work run before 1983 was carried out by the AMDEL. AMDEL was at that time the pre-eminent Australian laboratory involved in mineral process development. This work was supplemented by some solvent extraction tests at the Colorado School of Mines Research Institute.

All test work carried out by Uranium One Australia was conducted on site during field leach trials under the supervision of experienced metallurgists and process engineers. Site assays were routinely cross checked by independent laboratories certified by the National Association of Testing Authorities. The laboratory most commonly used was Australian Laboratory Services. The data from the test laboratories in the Uranium One Australia files are not systematically organized and it was not possible for the authors of the Honeymoon Technical Report to form an opinion on their reliability.

Data Verification

Drill hole data provided by the Corporation in an ACCESS database, which includes no historic hole data, was audited by the competent person engaged to provide an updated estimate of the Honeymoon ore resource, K.F. Bampton, MAusIMM, MAIG of Ore Reserve Estimation Services for completeness, consistency of hole identifiers, negative PFN values, overlapping sample intervals or sample data beyond maximum hole depth. Following minor amendments, all subsequent computational work was carried out on an updated version of the database. Distinction was introduced between grade data rejected for measuring/computational reasons (logging speed too high or Tn<100) with PFN being reset to a null value of -1 but left at zero for En=0. This database was interrogated and derived information manipulated with SURPAC Vision 5.1F mining software and Microsoft Excel. Mr. Bampton found this to be an uncommonly 'clean' and uniform dataset, at very regular spacing, obtained by one sponsor using one drilling contractor in a relatively short period of one year and totally devoid of legacy data of varying or unknown provenance.

Mineral Resource Estimate

The Honeymoon deposit contains an indicated mineral resource of 1.2 million tonnes at 0.24% U_3O_8 containing some 2,900 tonnes (6.5 million lbs) of U_3O_8. Field tests have shown that the mineralization is amenable to in-situ leaching with an oxidizing solution of dilute sulphuric acid.

Mineral resources at Honeymoon have been calculated in accordance with the JORC Code. There would not have been any substantive differences in the mineral resources reported therein if such mineral resources had been estimated in accordance with the definitions contained in the Canadian Institute of Mining, Metallurgy and Petroleum Standards on Mineral Resources and Reserves Definitions and Guidelines adopted under NI 43-101.

The Corporation defined five continuous system-wide Eyre Formation basal sand packages, EBS 1-5, based on electrical (focussed resistivity and induction) log correlation from the current drilling program. In all cases, primary intercept cut-off is minimum 0.4 m at 0.03% U_3O_8 with maximum 1 m internal dilution. The primary intercept grade cut-off is 0.03% U_3O_8 in view of the fact that: (i) the prior 0.01% U_3O_8 cut-off was unrealistically low, and (ii) 0.025% U_3O_8 being the effective detection limit of the PFN tool (at this logging speed and accumulation interval) as confirmed by independent assessment. The database was queried for intercepts meeting the intercept criteria of 0.4 m minimum thickness and 0.03% minimum U_3O_8 grade, with up to 1 m of internal dilution allowed minimum, within each of the five continuous Eyre Formation basal sand packages. 178 holes have at least one qualifying intercept and, of these, 159 have an intercept with at least 0.05 m% U_3O_8. Intercepts with less than 0.05 GT are discarded, except that where there are no intercepts with at least 0.05 m% U_3O_8, the highest GT intercept is retained for modelling purposes – but not included in any resource. Where there are two intervals with at least 0.05 m% U_3O_8 in the same sand in the same hole, they are cumulated without intervening waste – 13 instances only. There are then 313 intercepts with at least 0.05 m% U_3O_8, an average of two (potentially mineable sand packages at this cut-off) per hole.

Indicated mineral resources at the Honeymoon Project, including the Goulds Dam component, as at May 17, 2006 were as follows:

Honeymoon Uranium Project (1)
Indicated Mineral Resources

Sand Package	Ore (t)	Grade (%)	U_3O_8 (t)	U_3O_8 (lb)	Thickness (m)	GT (m%)
EBS-5	89,000	0.13	120	260,000	1.4	0.18
EBS-4	45,000	0.17	77	170,000	1.2	0.20
EBS-3	140,000	0.37	530	1,170,000	1.4	0.51
EBS-2	410,000	0.28	1,100	2,500,000	1.7	0.47
EBS-1	530,000	0.20	1,100	2,400,000	2.1	0.43
Total	**1,200,000**	**0.24%**	**2,900**	**6,500,000**	**1.7**	**0.42**

(1) Resources have been estimated by K.F. Bampton, MAusIMM, MAIG of Ore Reserve Estimation Services as at May 17, 2006. Mineral resources are not mineral reserves and do not have demonstrated economic viability.

Because only limited field leach trials have been conducted on site, it is appropriate to quote the Honeymoon deposit as an indicated resource. Delineation drilling completed in the 2004 – 2006 period has, however, enhanced the Corporation's understanding of the geological setting and ore characteristics and increased its confidence in the Project's successful development.

Mining Operations

In June 2006, the Corporation completed a feasibility study on the Honeymoon Uranium Project (the "**Honeymoon Feasibility Study**"). The feasibility study was conducted on the Corporation's behalf by Mayfield Engineering Pty Ltd. and Aker Kvaerner Australia. A summary of the Honeymoon Feasibility Study is contained in the Honeymoon Technical Report available at www.sedar.com.

The Honeymoon Feasibility Study used the mineral resource estimation mentioned above. In addition, the study used as a base case a U_3O_8 price of US$46.50/lb and an exchange rate of A$1=US$0.75.

Based on the results of the Honeymoon Feasibility Study, the Corporation's board of directors approved the development of the Honeymoon Uranium Project on August 28, 2006.

Mining Methods

Based on the interpretation of the recent drilling data, the Honeymoon deposit is recognized as five separate mineralized sand packages separated by laterally extensive clay seams. The lower sands are interpreted as being more permeable than the upper sands. Due to the differences in permeability the sands cannot be mined as a single unit. Where wells intersect both the upper and lower mineralized sands, the lower more permeable sands will have to be mined first. This will be achieved by setting wellscreens over the interval of the lower sands and leaching the sands with recirculating acid leach liquors. When mining of the lower sands is complete, the wellscreens in the bottom of the well will have to be plugged and the upper sand interval screened to allow the upper sands to be leached. This technique, which is more costly than leaching the sands as a single unit, has been successfully employed at the Beverley in-situ leach uranium mine, also located in South Australia.

The purpose of the ISL wellfield is to selectively extract uranium from the deposits by leaching. In a continuous process, leach solution is injected into the ore zone via injection wells, and drawn to production wells, dissolving uranium as the solution passes through the host sand between the wells. The uranium-bearing solution is then pumped from the production wells to the process plant where the uranium is recovered. The barren solution is reconditioned and recirculated continuously to the wellfield as leach solution.

The basic wellfield design will be based on '7-spot' patterns, which consists of six injection wells arranged in a 20 m - 60 m hexagon, with a centrally located production well. Local variations in pattern size may occur on wellfield margins and where low-permeability ore zones require closer-spaced patterns. Approximately 30 production wells will need to be in operation at any one time within the wellfield to meet the process plant design feed requirements. The selected production rate is 400 tpa U_3O_8 equivalent, giving a project life of between six and seven years. The production plan is designed to bring the wellfield on-line in two stages during the first year while eliminating problems expected in the wellfield and process plant and optimizing the process plant operating parameters. The production during the first year is assumed to be 75% of design.

Processing

The Honeymoon Uranium Project process plant is designed to produce 400 tonnes per annum of uranium oxide equivalent (tpa U_3O_8). The process plant will utilise solvent extraction technology to recover uranium from the pregnant leach solution ("**PLS**"). The uranium product will consist predominantly of uranium peroxide and will be precipitated from aqueous strip solution from solvent extraction. The uranium product will be de-watered and dried prior to packaging for transport.

The wellfield and PLS pond will be operated to maintain the desired flow into the plant. The average PLS flow will be 654 t/h over 8410 hours per year. The wellfield and the solvent extraction sections of the process plant through to iron thickening will be operated continuously, twenty-four hours a day, seven days per week. Uranium precipitation will be operated on a batch basis, albeit sequentially, over twenty-four hours per day, seven days per week.

The yellowcake de-watering circuit which includes uranium product slurry handling, centrifuging and product drying, will operate seven days per week. Normal operation will be continuous, but the equipment installed will be capable of processing over a shorter campaign each day. Uranium product drumming operations will be performed on dayshift only, seven days per week, for a period of approximately two hours per day.

Production Estimates, Mine Life and Payback Period.

A financial model for the Honeymoon Uranium Project with an annual production of 400 tpa U_3O_8 equivalent was prepared for the purposes of the Honeymoon Feasibility Study. Key production and financial parameters are summarized below. The project has a life of approximately seven years including the initial construction period. The actual mine life is between five and six years. The payback period is estimated to be approximately three years from the commencement of the project.

Honeymoon Uranium Project – Forecast Financial and Production Data (US$m)[(1)]

	Total[(2)]
Production (thousands of lbs)	4,476
Gross sales	187
Less: royalties	(8.2)
Net sales	178.5
Total operating costs	(63.3)
Operating cash flow	115.2
Less: income tax	(17.2)
Project Cash Flow	**98.0**
Capital inflow	-
Capital expenditure	(35.9)
Cash Flow after Capital Expenditures	**62.1**

(1) Unless otherwise noted, all amounts are in millions US$ and assume a commodity price of US$46.50 per lb U3O8 flat over the life of the project and an exchange rate of A$1 = US$0.75.

(2) Amounts may not add up to the total because of rounding.

For the purposes of the Honeymoon Feasibility Study, a recovery of 70% at a head grade of 75 ppm U_3O_8 was assumed. This is based on industry experience, including published information on acid in-situ leach projects in the former Soviet republics, which suggests that a recovery of 70% can be expected. Honeymoon laboratory tests have yielded greater recoveries, although field leach trials did not produce definitive data on resource recovery. This level of recovery can therefore not be assumed without qualification.

The Honeymoon Uranium Project is sensitive to changes in uranium prices. A US$1 increase in the uranium price applied on a flat basis over the life of the project has a net increment of US$2 million to the NPV at a discount rate of 8% and a 2% net increment to the internal rate of return. The project is also sensitive to changes in both initial capital and operating costs. Over the life of the operation, the project will be slightly more sensitive to operating costs than capital costs. A 5% variance in the operating costs over the life of the project has approximately a US$1.7 million difference to NPV. A 5% variance in the capital costs of the project has approximately a US$1.3 million difference to NPV. The base case produces a project NPV of US$37.7 million at an 8% discount rate, and a payback period of 2.9 years.

The capital cost estimate has a predicted accuracy of ±15% and is summarized in the table below. All costs are expressed in second quarter 2005 A$ and converted into US$ at an exchange rate of A$1 = US$0.75, with no allowance for escalation, interest or financing during construction. The budget prices for major items identified in this study have been sourced in Australia; however, during the execution of the project, international and regional sources of equipment and bulk materials will be investigated.

Honeymoon Uranium Project – Estimated Capital Cost Summary

	Total (US$m)(1)
Direct capital costs(2)	23.61
Indirect capital costs(3)	4.15
Total Direct and Indirect Capital Costs	27.75
Owner's capital costs(4)	8.10
Total Capital Costs	35.86

(1) Costs are largely denominated in A$, but have been converted for the purposes of this table into US$ at an exchange rate of A$1 = US$0.75. Amounts may not add up to the total because of rounding.

(2) Direct capital costs include costs for leach liquor handling, solvent extraction, precipitation, yellowcake drying, reagents storage, plant services, wellfield control centres, power supply, infrastructure and general costs.

(3) Indirect capital costs include costs for engineering, procurement and construction management ("EPCM") labour, commissioning labour, EPCM and commissioning expenses, construction camp (hire and operate) and insurances, as well as a construction contingency of US$387,000 and a design contingency of US$184,181.

(4) Owner's capital costs include costs for project management, legal expenses, consultants, first fill reagents, spares, power supply to site, access roads, motor vehicles and sundry equipment, but exclude working capital and EPCM costs.

The operating cost estimate is summarized below.

Honeymoon Uranium Project – Estimated Life of Mine Operating Costs

Description	**Total (US$m)**(1)	**Operating Cost per lb produced (US$/lb)**
Salaries and wages	16.66	3.72
Office costs	4.77	1.07
Wellfield costs	14.84	3.32
Treatment plant costs	14.39	3.21
Camp costs	2.96	0.66
Power costs	5.20	1.16

Description	Total (US$m)[1]	Operating Cost per lb produced (US$/lb)
Site access maintenance	0.40	0.09
Product shipping costs	2.46	0.55
Contracts	0.46	0.10
Closure costs	1.13	0.25
Total	63.26	14.13

(1) Costs are largely denominated in A$, but have been converted for the purposes of this table into US$ at an exchange rate of A$1 = US$0.75. Amounts may not add up to the total because of rounding.

Markets and Contracts

For a description of the market for the product from the Honeymoon Uranium Project and the Corporation's other uranium projects, see "The Uranium Market" under Item 4.1, above.

Most uranium is sold by producers under medium to long-term contracts with nuclear utilities. Uranium One Australia has entered into agreements for the sale of uranium from the Honeymoon Uranium Project capped at 40% of the previous year's production. The agreements also specify prices related to the prevailing spot price at the time of delivery to customers in North America and Europe. Contract fulfilment is also dependent on the project being able to enter into commercial production. Currency fluctuations could significantly influence the future profitability of the project as revenue from uranium sales will be received in U.S. dollars while operating costs will be primarily in Australian dollars.

Taxes

The project is located in South Australia and is subject to Australian income tax law. As at December 31, 2006, Uranium One Australia had carry forward tax losses of AUD$34.01M which are expected to be offset against future taxable incomes generated from the project. Repatriation of profits to the Corporation by way of a fully franked dividend (that is, company tax of 30% has been paid in Australia) will not be subject to dividend withholding tax. If the dividend paid is unfranked (that is, no company tax has been paid in Australia), then it is subject to dividend withholding tax. The dividend withholding tax is generally imposed at a flat rate of 30%, but, for dividends paid to residents of countries with which Australia has a double taxation agreement, the rate is generally 15%. Uranium One Australia is also subject to goods and services tax, but considering it is a registered GST business, it does not incur any direct liability apart from the administrative costs incurred in the business cycle.

Honeymoon Project – Current Status

Work is proceeding on infrastructure for the Honeymoon Uranium Project. Staff quarters to provide on-site accommodation for 50 employees have been installed along with transportable buildings to provide additional office space. Sewage and water treatment plant have been ordered and are due for delivery at the end of March 2007.

The access road upgrade design was completed early in 2007, tenders were called and a contract has been let. The road works will require the approval of the local authorities for the clearance of two hectares of native vegetation. This approval process has proven to be slow and some delay is anticipated in the commencement of the road work. This should not influence the overall project schedule.

Proposals for the construction of a power line from Broken Hill were evaluated at the beginning of 2007, and the successful tenderer was notified in March 2007. Difficulties in obtaining easements for the power line have been encountered. Consequently, a miscellaneous purposes licence is being sought for the power line route to bring the matter under the provisions of the Mining Act. This will, among other things, require an environmental assessment of the power line route and the submission of a mining and rehabilitation program for the power line construction.

The evaluation of ion exchange by the Australian Nuclear Science and Technology Organisation (ANSTO) was completed during the fourth quarter of 2006. After analyzing the results, it was determined that this alternative did not warrant further investigation.

A cost study completed by Bateman Advanced Technologies indicated that the Bateman pulsed columns have both cost and operating advantages over conventional mixer-settlers for solvent extraction at Honeymoon. A field test program was initiated to obtain data on the performance of the columns on Honeymoon solutions. These data will allow Bateman to provide process guarantees for the performance of the columns. Detailed design of the columns is well underway.

The Australian federal government renewed the company's Uranium Export Licence for the Honeymoon project at the end of 2006, granting the project a ten year licence commencing January 1, 2007. This means that Uranium One will not be required to renew this licence during the anticipated life of the mine. Applications for approval of a number of Project-related plans and programs have been submitted to the relevant governmental authorities and approvals are expected to be granted in due course.

An engineering, procurement and construction management ("EPCM") contract was awarded to Bateman Engineering in January 2007 after a competitive tender process. Bateman mobilised its project team during January and hand over and contract strategy meetings were held to establish the foundation of the EPCM contract. Plant design is now in its final phases and it is anticipated that site mobilisation will commence around mid-year.

Exploration and Development

Native Title

The company entered into a new native title agreement with the Adnyamathanha People under Part 9B of the *Mining Act 1971* (South Australia) in respect of various exploration and mining retention licences. As a result of this agreement, a cultural heritage assessment was undertaken at the Billeroo property by representatives of the Adnyamathanha People and Uranium One together with a specialist heritage/anthropological consultant prior to a recent drilling program. This agreement is expected to streamline such assessments in the future.

Billeroo

During the year, 97 rotary mud holes (12,872 metres) were drilled in the Billeroo area and in the area immediately north of the Goulds Dam prospect. The aim of this drilling program was to assess the potential of the historic Billeroo mineralisation to host economic mineralisation which could possibly be co-mined with Goulds Dam. The results from this drilling were disappointing and the prospectivity of this area has accordingly been significantly downgraded.

Ethiudna

A total of 479 gravity stations were collected over El 2896 ("Ethiudna") which is being explored under a joint venture with Equinox Resources Limited. This survey revealed a series of discrete gravity lows interpreted to be structurally controlled embayments into the Billeroo Palaeochannel floor. The uranium anomaly and thick sand package encountered in ETH017 is coincident with one of these features. This morphology and position close to the potential sub-cropping source rocks is comparable to the Beverley and Four Mile deposits. Seven new exploration targets have been identified by this survey. A contract has been signed to fly an AEM survey over the area in Q1 of 2007 to map palaeodrainage and refine drill targets and a drilling program to test these new targets will be proposed for 2007.

In February 2007, Ethiudna's exploration licence expired having reached its full five year term. A replacement exploration licence to cover the entire area has been applied for by Equinox, who hold the tenure, and accepted by the Australian regulatory authorities.

Honeymoon Granite

Two core holes were successfully drilled into the northern margin of the uraniferous Honeymoon Granite, targeting a conductive feature which might represent primary uranium mineralisation. A total of 640.8 metres were drilled, of which 284.2 metres were cored. No primary uranium mineralisation was encountered in this location; however, the conductive anomaly was explained by abundant pyrrhotite. Assays of the cored granite from the first hole returned up to 78ppm uranium; this hole was 2 kilometres north of the original hole which recorded 76ppm uranium in 2002. Future exploration will focus on the margin where the oxidized granite has intruded directly into heavily reduced metasediments.

Karkarook

Fieldwork at Karkarook (EL 3214) which is held under joint venture with Oliver Geological Services Pty Ltd. included collection of 133 detailed gravity stations on a 500 metre grid over the southern portion of the licence area. In addition, three lines of deep-sounding induced polarisation SEARCH-IP™ were conducted over the Driver River uranium anomalies for a total of 8 line kilometres. These geophysical techniques have been used to interpret the structural architecture and the solid geology of the basement in addition to mapping zones of more resistive potential alteration.

One deep diamond core drill hole was drilled on Karkarook for a total of 672 metres in January 2007. This hole was drilled as an orientation hole to truth the geophysical model, characterise the geology of the Itiledoo Basin and test its potential to host unconformity-style uranium. Assays and petrological analysis are pending.

4.4 Dominion Uranium Project

Economic, scientific and technical information contained in this Annual Information Form relating to the Corporation's Dominion Project is based on information contained in (i) an independent technical report titled "Dominion Uranium Project, North West Province, Republic of South Africa" dated August 1, 2006 and amended on October 26, 2006 (the "**Dominion Technical Report**") prepared by Dr. Michael Harley and Roger Dixon of SRK Consulting (South Africa) (Pty) Limited ("**SRK Consulting**"), and (ii) an independent technical report dated March 2, 2007 titled "Dominion Uranium Project Northwest Province, Republic of South Africa" prepared by Mark Wanless and Roger Dixon, which reports (available on www.sedar.com) are not incorporated by reference herein unless otherwise expressly provided for and incorporated herein. Each of Dr. Harley, Mr. Dixon and Mr. Wanless is a "qualified person" for the purposes of NI 43-101. Scientific and technical information contained in this Annual Information Form relating to the Dominion Project subsequent to March 2, 2007 has been prepared under the supervision of Dr. Richard Stewart, Pr.Sci.Nat. (SACNASP), MSAIMM, Regional Exploration Manager, sxr Uranium One and a qualified person for the purposes of NI 43-101.

Property Description and Location

The Dominion Uranium Project is a brownfields development project consisting of the Dominion and Rietkuil Sections which include two former uranium and gold mining operations. The Dominion Uranium Project is operated by the Corporation's Uranium One Africa subsidiary.

The Project occupies an area of approximately 154 square kilometres in the West Rand basin, some 10 kilometres southwest of the Town of Klerksdorp, approximately 150 kilometres west-southwest of Johannesburg, South Africa.

In April 2005, the Corporation's Uranium One Africa subsidiary was granted "new order" gold and uranium prospecting rights under the MPRDA over approximately 1,016 hectares of farm property under Prospecting Right Protocols No. 192 and 193, and "new order" uranium, rare earth and precious metals prospecting rights over approximately 12,426 hectares of farm property under Prospecting Right Protocol No. 194.

On August 5, 2005, Uranium One Africa submitted its application for a new order mining right relating to the Dominion Project under the MPRDA. The application was accepted by the Department of Minerals and Energy (the "**DME**") on September 15, 2005, following which Uranium One Africa submitted an environmental impact assessment and environmental management plan for review by the DME and other government departments.

On October 11, 2006, the Corporation was granted a new order mining right over the prospecting area initially held under Protocol Numbers 192, 193 and 194 and also received approval for its environmental management plan. The mining right provides that the Corporation is entitled to mine and remove minerals (including gold, uranium, rare earth elements and all other specified minerals) that may be situated on the various properties for an initial period of 30 years. The right may be renewed on application for further periods of up to 30 years.

Additional prospecting rights covering 57,565 hectares in the Ottosdal area adjacent to the Dominion property were granted to the Corporation in 2006. These new order prospecting rights are valid for periods of between two and five years, subject to the Corporation conducting the work set out in the prospecting program that accompanied the prospecting right application and adhering to the conditions of its environment management programs. The prospecting rights can be renewed on application for a further three years. In addition, the Corporation has lodged applications for a further 37,124 hectares of prospecting rights in the same area, which are currently being evaluated by the DME. As at December 31, 2006, the DME had accepted applications covering some 16,815 hectares.

Under a revised draft Royalty Bill released by the South African government in 2006 for public comment, the Corporation would have been subject to a royalty payment to the government of 1.5% of the revenue derived from sales of uranium and refined gold. The Royalty Bill is currently subject to review and reconsideration. No other royalties are payable in connection the Project.

To secure the surface rights needed for mine access, rock dumps and related surface infrastructure, Uranium One Africa has acquired a number of farms within the Dominion Project area.

There are historical environmental liabilities within the Corporation's licence area. In connection with its gold operations, the Corporation maintains an environmental rehabilitation fund which has been established to address identified liabilities. There are also historical environmental liabilities associated with the Corporation's operations at Dominion; assessment of these liabilities formed part of the Dominion feasibility study.

Permitting

The Corporation has the permits necessary to conduct the activities currently underway at the Dominion Project and has a program in place to obtain the permits and rights it will require to conduct mining operations on the Project; many of the requisite applications were submitted following completion of the Dominion feasibility study including the application for the Project's power requirements.

In December 2006, the Corporation received an additional water discharge permit from the South African Department of Water Affairs and Forestry to release an additional 70 l/s. This permission is in addition to the water use license granted in July 2006 and was required to enable the mine to discharge shaft water that is not required for the operation at present.

During August 2005, Uranium One Africa applied to the National Nuclear Regulator (NNR) for a Certificate of Registration ("**CoR**") covering all aspects of the Project's mining and prospecting activities. A limited CoR was issued in due course on February 1, 2007. In accordance with the applicable South African procedures, Uranium One Africa has submitted several authorization change requests (ACR's) covering subsequent stages of the Project. Upon approval, the initial CoR will be amended to a full CoR. The ACR's will form part of the current CoR and will include, among other things, a full Public Hazardous Assessment and a Radiation Protection Programme. In March 2007, Uranium One Africa submitted another application for a CoR covering prospecting activities under the additional prospecting rights granted in the Ottosdal area.

Uranium One Africa has established its own assay laboratory in Q1 2007 to provide an on-site capability for the assaying of underground and plant samples. Several external assay laboratories normally utilized by Uranium One Africa are awaiting the granting of their CoR's. Uranium One Africa will utilize these external assay laboratories to assay drilling results to delineate additional resources. These laboratories expect to receive their CoR's shortly.

Accessibility, Climate, Local Resources, Infrastructure and Physiography

There is good all-weather access to the Dominion Project. An efficient network of all weather roads operates in the area, with the N12 and N14 arterial roads meeting at Klerksdorp. Rail and bus services link Klerksdorp to other centres in the North West Province.

The climate is characterized by well defined seasons, with hot summers and cool, sunny winters. Summer temperatures range between 22°C and 34°C; the average winter temperature is 15.5°C but temperatures can range from an average of 2°C to 20°C in a single day. The Projects lie in the Highveld summer rainfall region, characterized by a relatively low average rainfall (600 to 800 mm per annum), usually from October to March.

Klerksdorp is a regional centre providing infrastructural support to mining, agriculture and manufacturing industries. Existing infrastructure is considered sufficient for the Dominion Project. The Corporation holds the surface rights to the area where the existing Uranium One Africa processing plant, tailings dam and waste disposal site are situated. There is a ready pool of labour in the Klerksdorp area, much of which has experience in the mining sector. This availability has been enhanced following the recent down-sizing of a number of local gold operations as existing gold resources become depleted.

The North West Province is the watershed for the headwaters of the Limpopo River (including the Groot Marico River which flows east to the Indian Ocean) and several tributaries of the Orange-Vaal River system, such as the Molopo River, which flow west to the Atlantic Ocean. The North West Province has large groundwater reserves.

The variation in climate and landforms in the Province gives rise to a diverse tapestry of landscapes and vegetation types. The Project falls within the Highveld ecological zone of the Grassland Biome, which contains a wide variety of grasses typical of arid areas.

History

Gold was first discovered in the Klerksdorp area in 1886. The Rietkuil mine (which is located in the Rietkuil section of the Dominion Project) and the adjacent Wolverand mine started operations in 1888. Small scale operations continued sporadic mining until the 1930's, when mining was consolidated into three operating companies, including a predecessor of the Corporation, The Afrikander Lease Limited, which held the northeast and southwest portions of the Rietkuil goldfields.

During the 1970's, Anglo American Corporation acquired a controlling interest in The Afrikander Lease Limited. In 1982, Vaal Reefs Exploration and Mining Company Limited, a subsidiary of Anglo American Corporation, commenced tribute mining for gold at The Afrikander Lease Limited using conventional narrow underground mining techniques and a carbon-in-pulp (CIP) gold recovery plant. In 1998, Anglo American sold its interest in the company to a group of minority shareholders.

In the Bonanza project area, a mine at Bonanza West operated between 1893 and 1911. During this period, records suggest that a total production of 83,000 tonnes, with an average recovered grade of 12 g/t, was achieved. In addition, Uranium One Africa and its predecessor operated an open cast mine within the Inner Basin of the Project area between 2000 and 2004. Because the near-surface gold mineralization was found to be oxidized and amenable to comparatively inexpensive heap leach extraction, the CIP plant was decommissioned in 1999 and replaced by a gold heap leach operation. Between January 2000 and December 2004, 3,277 kg of gold were recovered from approximately 4.5 million tonnes placed on the heap leach pads, for a recovered grade of 0.73 g/t of gold.

In 2000-2001, Uranium One Africa began a re-evaluation of the Bonanza Reefs using reverse circulation drilling. This program was largely unsuccessful because the drilling data were of insufficient quality to establish correlation of reef units and interpretation of structural data. Subsequently, Uranium One Africa initiated a follow up drilling program in November 2002 to test shallow Bonanza Reefs, primarily in the Bonanza South block. Exploration work conducted by Uranium One Africa identified areas of gold mineralization in the Bonanza Project area and, in 2003, Uranium One Africa commenced the development of the Bonanza decline shaft. The area currently comprising the Dominion Project was mined for gold and uranium between 1936 and 1961, with uranium exploitation beginning in 1956. The Dominion mine, which consisted of four shafts, was closed for economic reasons in 1961. During the six years ending in 1961, historical mining records indicate that approximately 1,900 tonnes of uranium concentrate were produced for ore grades varying between 0.77 kg/t (in 1960) and 1.17 kg/t (in 1956).

Geological Setting

The Dominion property is underlain by Archean granitoid and Witwatersrand Basin rocks. The Witwatersrand Basin comprises a total of six kilometres vertical thickness of predominantly arenaceous and rudaceous sedimentary rocks of the Central Rand Group, and predominantly argillaceous sedimentary rocks of the underlying West Rand Group, situated within the Kaapvaal Craton. The basin extends laterally for some 300 kilometres east-northeast and 150 kilometres south-southeast.

Within the Witwatersrand Supergroup, the majority of gold has been exploited from the Central Rand Group. The gold mineralization occurs within laterally extensive, narrow (0.1 - 3 metres thick) quartz-pebble conglomerate units interpreted to represent braided stream deposits formed during protracted uplift of a hinterland. The major gold-bearing conglomerate units are all located immediately above major unconformity surfaces. Witwatersrand Basin mining operations are mostly deep-level underground mines exploiting narrow, gold-bearing and shallow dipping quartz-pebble conglomerate units. These have collectively produced over 50 kt (1,608 million oz) of gold over a period of more than 115 years.

The Dominion Project is hosted within rocks of the Dominion Group. Gold and uranium mineralization is hosted within narrow, tabular quartz-pebble conglomerate units interlayered with quartzites and overlain by a bimodal volcanic suite. The lower sedimentary unit unconformably overlies Archean granitoid rocks. The Dominion Group is overlain by sedimentary rocks of the Witwatersrand Supergroup.

The Dominion Group consists of a narrow sequence of terrigenoclastic sedimentary rocks ranging from 15 metres to 100 metres in thickness overlain by volcanic rocks. Uranium (and gold) mineralization is hosted within two narrow, quartz-pebble conglomerate units (the Upper and Lower Reefs) located within the lower sedimentary unit of the Dominion Group. The Lower Reef is preserved within channel features incised into the underlying granitoids. The Upper Reef is more laterally persistent and ranges in thickness from 20 cm to a maximum of two metres. Both gold and uranium are closely associated with the quartz-pebble conglomerates and the surrounding quartzite units are generally barren. The quartz-pebble conglomerate units are believed to represent heavy mineral accumulations above laterally extensive erosional surfaces. Heavy minerals identified within the Dominion Group conglomerates include garnet, monazite, cassiterite, thorogummite and tantalite/columbite. In general, these minerals are accessory to the uranium and gold mineralization.

Mineralization

Dominion Project mineralization is typical of gold and uranium mineralization encountered through the Dominion Group of the Witwatersrand Basin. The mineralization occurs in coarse-grained sedimentary (conglomeratic) units forming laterally extensive thin reefs, ranging from a few centimetres to a few metres in thickness. As such, the gold and uranium mineralization is stratabound and sedimentological features such as channelization exert strong local controls. Adjacent fine-grained sedimentary units are typically barren. The mineralization is contained principally within the Upper and Lower Reef. The Upper Reef was the main uranium carrier exploited during previous mining activities and typically contains low gold grades. The Lower Reef has moderate gold and uranium grades.

The outcrop of the Dominion Reefs extends for approximately 10 kilometres on the eastern side of the Dominion Project area and strikes north-south. The reef dips to the west and reaches a depth of approximately 1,000 metres about three kilometres down dip from the outcrop. The Lower Reef exhibits pronounced thickness variations and is thickest in the paleochannels superimposed on the granite. Locally, the Lower Reef unit may comprise a robust conglomerate body up to two metres thick within well-developed channels and may also be present as a single layer of pebbles developed above the weathered granite floor. The gold and uranium mineralization forms tabular zones, with lateral dimensions of continuity many orders of magnitude greater than the thickness of the bodies.

In both the Upper and Lower Reef, uranium is present mainly in the form of uraninite. This makes the extraction of uranium a relatively easy process. Minor amounts of coffinite, a uranium silicate altered from uraninite, may occur. It is more difficult to extract uranium from this mineral. Other minerals that carry uranium are brannerite, uranothorite, uraniferous leucoxene, monazite, zircon and columbite.

In the Rietkuil and Rhenosterhoek sections, the Lower Reef is only sporadically developed. The depth ranges from outcrop to 1,400 metres in the west. Both reef units are developed above significant unconformity surfaces and it is considered that material accumulated on the unconformity surfaces and was redistributed within fluvial sedimentary environments that were responsible for the development of the Upper and Lower Reef units. Local mineral distribution is believed to be linked to specific features within a braided stream environment, including bars.

Dominion Dumps

The Dominion dumps comprise a cluster of four slimes dams which are the result of previous mining and processing activities from the historically mined (prior to 1965) Mackenzie and Bramley Shafts, as well as other smaller shafts, situated on the Dominion Property. The material is fine grained, milled quartz sand, dominated by yellow, brown and grey material with brown or black soil at the base. The material is typically deposited in layers resulting from settling of suspended particles from slurry pumped from the process plant after extraction of the majority of the gold and uranium contained in the source material.

Dumps 1, 2 and 4 consist only of a remainder of the original dumps (the rest having been historically re-processed) and are on average 1m - 3m thick. Dump 3 is on average 11m thick. Only two of the dumps, namely Dumps 3 and 4 show any significant grades. In both dumps, the gold and uranium grades are disseminated throughout the dump on both the vertical and horizontal dimensions. Within the dumps, grade variability is observed, however, does not occur on scales large enough to warrant possible selective mining. Historical processing of the dumps would not have altered the material mineralogy and hence the mineralisation is similar to that observed in-situ.

Exploration

The Dominion property was mined for uranium between 1956 and 1961 from two underground mines, Rietkuil and Dominion. Exploration data have been accumulated over a long period of time by various project operators, including The Afrikander Lease Limited, Anglo American and Uranium One Africa. The historical database includes sampling results from surface drilling and surface trenching and underground chip sampling. Documentation describing the historical sampling procedures employed, as well as the analytical methods, does not exist. Based on knowledge of the companies involved, however, SRK Consulting considers that it is likely that the sampling approach utilized would have conformed closely to an 'industry standard' of the day that is largely similar to the methods currently employed within the South African mining industry.

Additional geological and structural information about the project area has been obtained through geological mapping, seismic profiling and detailed sedimentological studies. The geology and structure of the sedimentary sequence forming the Rietkuil syncline is reasonably well established to allow precise stratigraphic correlation using borehole information and terrain modelling.

Following the closure of the Rietkuil and Dominion mines in 1961, the uranium potential of the Dominion Reefs was re-evaluated on at least two occasions during the late 1960's and 1970's by Anglo American. In addition, in 1998 two areas of the Upper Reef, from the north winze and central shaft area, were investigated by trenching. During 2001, limited reverse circulation drilling was carried out in the central shaft area as a follow up to the trenching results. The trenching results and the drilling were inconclusive; at the time, Uranium One Africa was focussed on gold and the results obtained from this exploration work did not lead it to revisit the uranium mineralization at Dominion.

Between May and November 2006 an auger drilling program was undertaken on the cluster dumps on the Dominion property. This drilling was aimed at evaluating the economic potential of re-treating this slimes material, derived from historic mining prior to 1965.

Drilling

A total of 248 boreholes are reported as having been drilled on the Rietkuil and Dominion properties by previous owners, primarily The Afrikander Lease Limited and Anglo American. Of these, 229 holes (drilled between 1919 and 1996) were drilled in the Rietkuil and Dominion project areas. Partial records are available for 117 of these holes from archived data held in storage at the Uranium One Africa mine site; original files and data for 112 boreholes could not be located and are considered lost. In addition to the diamond drillhole data, records of underground channel sampling of the mineralized units within previously mined areas are also available.

Eighty seven of the 117 drill holes resulting in a total of 42,291 metres of drill core (excluding deflections) were drilled by Anglo American Prospecting Services on behalf of Anglo American between 1966 and 1970 as part of a re-evaluation of the uranium resource. Each borehole was drilled from surface to intersect the mineralized reefs; 63 intersected the base of the Dominion sequence; two deflections were obtained from each of the first 27 boreholes.

In 2004, Uranium One Africa began re-evaluating the uranium potential of the Dominion reefs. As part of this evaluation, a surface diamond drilling program was commenced in May 2005 to validate historical drilling and uranium sampling data and infill drilling information in the Rietkuil and Dominion areas. The drilling program was undertaken by Hallcore Drilling Contractors and initially managed by Shango Solutions, a geoscience contractor. As part of this program, Uranium One Africa and its consultants re-estimated the mineral resource for the Dominion reefs.

The 2005 drilling campaign conducted from May 6, 2005 to December 31, 2006 comprised 216 BQ- and NQ-calibre diamond drill holes, totalling 97,595m. Of these, 164 boreholes (93 and 71 boreholes at the Rietkuil and Dominion Sections, respectively) were utilized for the resource update (assay data received and validated prior to October 15, 2006) published on January 17, 2007. These 164 boreholes comprise 51,872m (including 4,085m of deflections) of diamond core. They have yielded a total of 411 reef intersections (including deflections), comprising 116 Upper Reef and 89 Lower Reef intersections in the Rietkuil area and 122 Upper Reef and 84 Lower Reef intersections in the Dominion area. Of the 164 drill holes considered, 16 intersected fault loss areas, or faulted reef not considered reliable for evaluation purposes. A further 5 boreholes were abandoned prior to reef intersection due to technical difficulties.

During 2006, 78,420 surface exploration drilling metres were completed on the Rietkuil and Dominion sections, for a total of 97,595 metres for the project between May 2005 and December 2006. An estimated 75,000 metres of drilling is scheduled at the Rietkuil and Dominion sections in 2007. The objective of this program is to further delineate the down-dip extensions of identified high grade zones, as well as to confirm and delineate the newly identified high grade ore-shoots. Exploration will also be undertaken in extension areas not currently classified as resources.

Dumps Project

The Dominion dump drilling program commenced on May 9, 2006 and was completed on June 7, 2006. Drilling was achieved using hand-held auger drills with 50 mm outer diameter pipes. The total drilling program considered 365 boreholes that were drilled on all four dump areas totalling 1,642.8m. Of these, 67 boreholes (768m) were drilled on Dump 3 (50m x 50m drilling grid) and 216 boreholes (679m) on Dump 4 (30m x 30m drilling grid).

Verification Procedures

In 2004, the Corporation initiated a verification programme designed to assess the reliability of historical uranium sampling data derived primarily from the AAPS drilling programme conducted between 1966 and 1970. These verifications included validation of the borehole database against available written records, and re-sampling of available archived core sections for check assaying. In addition, during the third quarter of 2005, the Corporation initiated a verification drilling programme to obtain a duplicate drilling intersection from a subset of the historical boreholes drilled by AAPS. By August 2005, a total of 6 diamond drill holes had been developed within the Rietkuil area yielding eight intersections of the Upper Reef and four intersections of the Lower Reef. Details of the results and procedures employed within this twin-hole verification program have been reported in the January 2006 ITR.

SRK is satisfied that appropriate care and diligence has been exercised within the logging and sampling of this twin-hole drilling programme.

Within the current ongoing drill programme, the analytical quality of the results received from Set Point Laboratories has been monitored through the continuous submission of UREM and SARM certified reference materials. Samples are prepared at the mine site laboratory and the certified reference materials are submitted as blind samples to the laboratory, within batches of normal analytical samples. Both the standards and the samples are prepared pulps that are packaged within the same pulp-submission envelopes. Blank and duplicate samples are also inserted within the sample stream. The Corporation has monitored analytical quality through the use of three UREM (to monitor uranium values) and three SARM standards (to monitor gold grades). These materials were selected to monitor the quality of the Corporation's drilling, following some initial trials using a larger range of UREM standard materials.

Sampling and Analysis

There are no records of the sampling approach and methodology used to collect the historical drilling data. SRK notes that strict field and sampling procedures were standard practice for Anglo American Prospecting Services and that there is no basis for considering that practices differed significantly from standard company policies. Historical underground chip samples were collected with a chisel and hammer in continuous channel, typically cut perpendicular to the dip of the reefs. Underground channel samples were typically collected every 2 metres of advance along sidewalls of development drifts along a reef.

There are no comprehensive records describing sample preparation, assaying procedures and quality control measures used to collect much of the historical assaying data. Samples collected by The Afrikander Lease Limited and Anglo American are assumed to have been assayed for gold and uranium at the Anglo American Research Laboratories in Johannesburg which was responsible for all analytical work for Anglo American. In the view of SRK, this laboratory maintained a high standard in sample handling and assay quality and it is very unlikely that there were any core recovery-related issues that would have materially affected the results derived from the historical Anglo American samples.

Historical assay procedures for gold were typically conventional fire assay with a gravimetric finish as required by South African mine standard quality controls. With respect to uranium, according to personal communications from the former chief chemist of Anglo American Research Laboratories, for the 1966-1970 drilling program, uranium assays were performed using either a radiometric "dry" method that measures the natural radioactive decay emissions in a dry sample or a spectrophotometric "wet" method, in which a sample is taken into solution, uranium separated by solvent extraction and a colouring compound known as bromo-padap is added to the solvent. Typically, the assaying procedure involved initial assaying using the radiometric method, followed by re-assaying of reef intersections yielding significant uranium using the more precise spectrophotometric methodology. Samples collected during 1977-1978 were assayed for uranium using an undocumented x-ray fluorescence technique.

In SRK Consulting's opinion, the Corporation exercised care in assembling the exploration database for the Project. Appropriate measures were taken to validate historical graphic, drilling and sampling information about the geology and structure of the Dominion reefs. This database represents aggregate data collected over a long period of time by different operators. Despite inconsistencies noted by Uranium One Africa during the compilation and validation of historical information, SRK Consulting is of the opinion that the quality of the current database is sufficient to allow reasonable interpretation of the lateral continuity of the gold and uranium bearing reefs, and that the database is of sufficient quality for the purpose of resource estimation.

For the Corporation's drilling, core assay samples have been collected from half-core, honouring geological boundaries identified within the core during detailed logging. Reef intersections are sawn lengthwise with a diamond saw along a line through the low point of the bedding planes within the core. Core was sampled on all identified reef intersections and also into the adjoining hangingwall and footwall lithologies. Individual samples within the mineralized zones are ideally 20 cm, but limited to a minimum length of 15cm and a maximum lengthy of 20 cm of half core. The mineralization is clearly visible within the drill core as typically dark coloured quartz-pebble conglomerate units. Samples are marked within the intersection length of the conglomerate body and typically extend two cm above the upper contact of the conglomerate and also two cm below the footwall contact to ensure that the sampling is complete within the mineralized unit. Samples are marked on the core commencing on the footwall and hangingwall surfaces simultaneously and proceeding towards the centre of the mineralized unit in 20 cm increments. The central sample may have a length that is shorter than 20 cm. While assays are undertaken on each sample, the results are composited to represent a single mineralized length and grade representing each reef intersection.

Samples are delivered to the on-site sample preparation laboratory managed for the Corporation by Superlabs Ltd. Samples, consisting of split diamond core, are crushed within a jaw crusher and then pulverized, using a closed circuit ring and puck mill or LM2 swing mill. These instruments are cleaned after every sample using compressed air, as well as a barren quartz wash. Granulometry is monitored by wet-screening every tenth sample. Three pulp samples are prepared for each sample submitted to the laboratory, a primary aliquot, a duplicate and a library sample. In addition, blind-certified reference materials are inserted within the sample stream, packaged within the same envelopes as the pulp samples and numbered sequentially. Samples are organized in sequential number and blank samples, consisting of quartz river sand samples, are inserted within each intersection of reef encountered within each drill hole or deflection. Sample pulps from the preparation laboratory are delivered to Set Point Laboratories for analysis.

The Corporation has developed a comprehensive set of written procedures to monitor all aspects of the drilling, sampling and data handling process. In the opinion of SRK, these procedures are above industry standard and provide relevant additional safeguard for exploration data collected by the Corporation. SRK is also of the opinion that the security procedures attached to the current sampling program are adequate.

For the current drilling programme, all assaying is conducted at the SANAS-accredited Set Point Laboratories located in Johannesburg. Gold assays are performed using conventional fire assay procedures with an inductively coupled plasma optical-emission spectroscopic ("ICP-OES") finish on 50g assay aliquots, and uranium assays are performed using X-ray fluorescence spectrometry on a pressed powder pellet or a borate fusion disc.

Mineral Resources and Reserves

Mineral resource estimates for the Rietkuil and Dominion areas were prepared by Dr. I.C. Lemmer, an independent geological and geostatistical consultant providing services to the Corporation, and reviewed by SRK Consulting. Mineral resource estimates for the Dominion dumps project were prepared by Mr. C.J. Muller of Global Geoservices Ptdy Ld., an independent geological and geostatistical consultant, and reviewed by SRK Consulting. SRK Consulting is satisfied with the estimation procedures used by the Corporation and its consultants in delineating the resource blocks and deriving average grade estimates.

Mineral resources have been estimated in accordance with the South African Code for the Reporting of Mineral Resources and Mineral Reserves ("**SAMREC**"). In the opinion of SRK Consulting, the mineral resource statement reported in accordance with SAMREC would be identical to one reported in accordance with the definitions contained in the Canadian Institute of Mining, Metallurgy and Petroleum Standards on Mineral Resources and Reserves Definitions and Guidelines adopted under NI 43-101.

The present estimate has been developed using ordinary kriging as an interpolator of the metal accumulation and channel width data. The block average values derived using this linear estimator have been post-processed using a log-normal model for the distribution of 30m x 30m selective mining blocks, within the larger (240m x 240m) block estimates. Revision of aspects of the previous estimation has been made. Specifically, the block sizes have been modified to better match the planned stope sizes. The blocks representing the smallest mining units ("SMU") have been reduced to 30m x 30m, and the larger blocks that receive the estimates before the post processing have been increased from 200m x 200m to 240m x 240m. The application of the dip correction has been refined such that smaller areas have been assigned a local dip, calculated from drill hole information, wireframes, and underground stoping and development. The division of the areas into domains has been refined, resulting in an increase in the number of domains, and the combination and extension of certain of the domains. The cut offs applied to the mineral resources have been updated to reflect the current cost and economic parameters.

Indicated and inferred mineral resources at the Dominion Uranium Project (including the Rietkuil section), as at December 31, 2006, are as follows:

Mineral Resources

Dominion Uranium Project (December 31, 2006)[1]

Indicated Mineral Resources

Reef Unit	Tonnes (thousands)	U_3O_8 Grade (kg/tonne)	Contained U_3O_8 (k/lbs)	Gold Grade (g/tonne)	Contained Gold (k/oz)
Rietkuil Upper	11,215	0.86	21,246	0.93	335
Rietkuil Lower	2,053	0.76	3,436	0.43	28
Dominion Upper	13,735	0.74	22,497	0.65	287
Dominion Lower	9,382	0.86	17,710	1.36	410
Total Indicated	**36,385**	**0.81**	**64,889**	**0.91**	**1,060**

Inferred Mineral Resources

Reef Unit	Tonnes *(thousands)*	U_3O_8 Grade (kg/tonne)	Contained U_3O_8 (k/lbs)	Gold Grade (g/tonne)	Contained Gold (k/oz)
Rietkuil Upper	48,331	0.55	58,796	0.44	683
Rietkuil Lower	44,830	0.42	41,695	0.93	1,347
Dominion Upper	71,662	0.32	50,303	0.49	1,128
Dominion Lower	54,552	0.27	32,836	0.91	1,594
Total Inferred	**219,375**	**0.38**	**183,630**	**0.67**	**4,752**

(1) Mineral resource estimated by Dr. I. C. Lemmer PhD (Standford) and reported to a cut-off of 30 cm.kg/t U_3O_8 and 0.00 g/tonne gold. Mineral resources are reported in accordance with SAMREC. Mineral resources are not mineral reserves and do not have demonstrated economic viability. Mineral resources are inclusive of mineral reserves.

Dump Area	Tonnes *(thousands)*	U_3O_8 Grade (kg/tonne)	Contained U_3O_8 (k/lbs)	Gold Grade (g/tonne)	Contained Gold (k/oz)
Area 3	2,376	0.12	636	0.47	36
Area 4	999	0.25	559	0.58	19
Total Indicated	**3,375**	**0.16**	**1,195**	**0.51**	**55**

(1) Mineral resource estimated by Mr. Charles Muller, B.Sc.(Hons), Pr.Sci.Nat, of Global Geo Services (Pty) Ltd. The dumps are reported at 0 cm.kg/tonne cut-off and are inclusive of the entire dump material, i.e. zero selectivity. Mineral resources are reported in accordance with SAMREC. Mineral resources are not mineral reserves and do not have demonstrated economic viability.

Mineral Reserves

Dominion Uranium Project – Mineral Reserve Statement at 1 June 2006 (1)(2)(3)(4)

Classification	Tonnes (4) (Mt)	Grade (4) U_3O_8 (kg/t)	Contained U_3O_8 (thousands of lbs)	Gold Grade (4) (g/t)	Contained Gold (thousands of oz)
Probable Reserves					
Rietkuil Upper Reef	6.31	0.68	9,471	0.71	144
Rietkuil Lower Reef	0.64	0.89	1,252	0.50	10
Dominion Upper Reef	8.00	0.83	14,613	0.93	239
Dominion Lower Reef	3.50	0.78	5,991	1.74	196
Total Probable Reserves	18.45	0.77	31,327	0.99	589

(1) The mineral reserves have been reported in accordance with the SAMREC classification criteria. SRK has certified that the mineral reserve statements reported in accordance with the SAMREC classification criteria would be identical to those reported in accordance with the CIM Standards.

(2) The mineral reserve was estimated by Pat Willis of Turgis and audited by Roger Dixon of SRK. See the Dominion Technical Report of August 1, 2006 as amended on October 26, 2006.

(3) Mineral reserves are included in mineral resources.

(4) Tonnes and grade are stated on the basis of delivery to the plant.

Mining Operations

Feasibility Study

On July 28, 2006, the Corporation announced the details of the Dominion Project, Phase 1 feasibility study (the "**Dominion Feasibility Study**"). The Dominion Feasibility Study was conducted by Turgis Consulting (Pty) Ltd. ("Turgis") and independently audited by SRK.

The Dominion Feasibility Study made use of a mineral resource estimation completed by SRK Consulting in June 2006 (an updated estimation, showing a further increase in resources, was prepared by SRK Consulting as at December 31 2006; this estimate is summarized above under "Mineral Resources and Reserves"). As part of the Dominion Feasibility Study, a probable reserve was declared of 18.5 million tonnes at a U_3O_8 grade of 0.77 kg/t containing 31.3 million pounds of U_3O_8, and a gold grade of 0.99 g/t, containing 589,000 oz/gold.

The Dominion Feasibility Study used as a base case a U_3O_8 price of US$46.50/lb, a gold price of US$629/oz and an exchange rate of ZAR6.585 per US$1.00. All financial analysis was completed in real terms and the valuation was effective as of June 1, 2006. The Dominion Feasibility Study evaluated Phase I as an underground mine utilizing a metallurgical plant with a designed production capacity of 200,000 tonnes per month. The uranium processing plant will be integrated with the existing Uranium One Africa carbon-in-leach gold plant.

During Phase I, the Dominion Uranium Project is expected to process 18.5 million tonnes through the mill, at an average mill head grade of 0.77 kg/t of U_3O_8 and recover a total of 27.2 million pounds of U_3O_8 and 0.5 million ounces of gold. Phase I of the project is designed to treat 2.4 million tonnes per annum, yielding an annual average of 3.8 million pounds of U_3O_8 during steady-state production (expected to occur between 2011 and 2014), with a maximum production of 4.3 million pounds of U_3O_8 in 2012. The metallurgical recovery determined for Phase I of the Dominion Project averages 87% for U_3O_8 and 89% for gold.

At a real discount rate of 8%, Phase I is estimated to yield an after-tax, net present value ("NPV") of US$184 million (ZAR1,212 million) and an after-tax, internal rate of return of 32%. Project payback from commencement for Phase I is estimated to be five years.

The table below summarizes the results of the Feasibility Study.

Dominion Uranium Project - Summary of Projected Results for Phase I[1]

	Total	LoM Average (Phase I - 11 years)
RoM tonnage (kt)	18,454.5	1,677.7
Head grade U_3O_8 (kg/t)		0.77
Head grade Au (g/t)		0.99
Tonnes milled (kt)	18,454.5	1,677.7
Metals produced U_3O_8 (Klb)	27,187.0	2,471
Metals produced Au (koz)	534.8	48.6
Revenue 2006-2017 (US$m total; US$m/t milled for LoM Average)	1,600.6	145.51
Total operating costs 2008-2016 (US$m)	711.1	39.5
Capitalized operational expenditure 2006-2007[2] (US$m)	36.6	
Construction capital 2006-2007[3] (US$m)	141.0	
Spent capital cost 1 November 2005 to 1 June 2006 (US$m)	31.3	
Ongoing capital 2008-2014 (US$m)	63.8	8.5
Total capital cost[4] (US$m)	272.7	
Total expenditure[5][6] (US$m)	952.6	
Operating cost/tonne milled (excluding royalties) (US$/t)		39.5
Operating cost/lb produced (excluding royalties, after gold credits) (US$/lb)		14.5
Total cost/tonne milled[5] (US$/t)		53.3
Total cost/ lb produced[5] (excluding royalties, after gold credits) (US$/lb)		23.2

(1) All information is presented in real terms. For the purposes of this table, all year-to-year operating and capital costs were escalated using the South African Consumer Price Index to arrive at the totals presented. Amounts may not add up to the totals because of rounding.
(2) The operational cost is capitalized until sustainable production (31 December 2007).
(3) Excludes capitalized operating expenditure of US$36.6 million (1 January 2006 to 31 December 2007).
(4) Includes capitalized operating expenditure of US$36.6 million (1 January 2006 to 31 December 2007).
(5) Excludes spent capital cost of US$31.3 million (1 November 2005 to 1 June 2006).
(6) Sum of the operating cost, capitalized operational expenditure, construction capital and ongoing capital.

Total operating costs include mining, processing and administrative costs. Administrative costs include environmental and mine site central services. The operating cost summary, inclusive of a contingency of 3%, is set out in the following table.

Dominion Uranium Project - Estimate of Operating Costs

Item	US$ per tonne milled	US$ per lb of U_3O_8 produced
Mining	18.5	12.1
Processing	12.6	8.3
Administration	3.5	2.3
Bulk Services (water, power)	3.8	2.5
Contingency	1.1	0.7
Gold Credits(1)	n/a	(11.9)(1)
Total	**39.5**	**14.5**

(1) Based on a gold price of US$629/oz. Gold credits are not factored into the operating cost per tonne milled.

As set out in the Feasibility Study, the total estimated construction capital to establish the full design capacity for Phase I by the end of 2007 is US$179.8 million (ZAR1,184 million). Of this amount, US$152 million (ZAR1,001 million) is the start up construction capital which will be spent prior to the commencement of production in Q1 2007. This amount includes the US$38.8 million (approximately ZAR255 million) that has been spent up to June 1, 2006. Ongoing capital which will be incurred from January 2008 onwards amounts to US$63.8 million (ZAR420 million).

The Feasibility Study provided the following capital cost summary, inclusive of a contingency of 4%.

Dominion Uranium Project - Estimate of Capital Costs

Item	Construction Capital to end of 2007	Ongoing Capital 2008 to 2014
Mining	57.1	60.5
Plant	111.0	0.0
Administrative	3.7	0.8
Contingency	8.0	2.5
Total	**179.8**(1)	**63.8**

(1) Includes all capital spent from 1 November 2005 to 31 December 2007 including spent capital cost of US$31.3 million (1 November 2005 to 1 June 2006) and spent capital cost of US$7.4 million (1 November 2005 to 31 December 2005), which were excluded from the total Construction Capital shown in the table titled "Dominion Uranium Project - Summary of Phase I" as these amounts were spent before the effective date of the valuation. Amounts may not add up to the totals because of rounding.

Total royalties payable are estimated at $44.9 million for Phase 1 (starting from May 1, 2009) based on draft legislation proposed by the government of South Africa in 2003. The South African government has recently proposed to alter the royalty rates proposed in 2003 from 2% and 3% for uranium and gold, respectively, to 1.5% for refined gold and uranium oxide. Total taxes payable are estimated at $341 million for Phase 1, based on a sliding scale of taxes under current South African legislation. The total undiscounted cash flow for Phase 1 is estimated to be $375.1 million.

An analysis of the after-tax, 8% NPV for Phase I of the Dominion Project shows that the mine operation is leveraged to both the uranium and gold price, as well as to changes in the Rand per US dollar exchange rate. The project is less sensitive to changes in capital expenditures and operating expenditures.

The spot bid and ask prices of gold as reported in New York at the close of business on October 25, 2006, were US$587.20/oz bid, US$588.70/oz ask, which is less than the estimated price of US$629/oz used for this period in the Dominion Feasibility Study. The ZAR/US dollar exchange rate on March 23,

2007 was ZAR7.22/$1 and the spot prices for uranium oxide and gold were $91 per pound and $655 per ounce, respectively which are higher than the assumptions used.

Because the majority of the Corporation's costs are in ZAR and it is required by the South African Reserve Bank to convert the proceeds of gold sales to ZAR, the gold price used in the Dominion Feasibility Study was first determined in ZAR and then converted into US$ at the currency exchange rate of ZAR6.585 to US$1.00 prevailing on the date of the valuation. The tables below summarize the sensitivity analysis. The base case assumed by the authors of the Dominion Technical Report is set out in boldface in each table.

8% NPV Sensitivity (Assuming ZAR7.5 per US$1)

U_3O_8 Price (US$lb)	NPV (US$m)		Gold Price (US$/oz)	NPV (US$m)		Change	Construction Capital (NPV US$m)	Operating Costs(NPV US$m)
60.00	348.9		850	259.8		+10%	200.1	180.4
55.00	298.5		750	238.6		+5%	204.9	195.1
46.50	209.8		629	209.8		0%	209.8	209.8
35.00	87.5		550	192.6		-5%	214.6	225.9
30.00	31.8		450	170.8		-10%	220.9	241.2

8% NPV Sensitivity (Assuming Base Case ZAR6.585 per US$1)

U_3O_8 Price (US$lb)	NPV (US$m		Gold Price (US$/oz)	NPV (US$m)		Change	Construction Capital (NPV US$m)	Operating Costs(NPV US$m)
60.00	324.4		850	232.2		+10%	173.7	152.8
55.00	274.0		750	210.4		+5%	178.9	168.4
46.50	184.0		629	184.0		0%	184.0	184.0
35.00	60.5		550	166.8		-5%	189.2	199.6
30.00	3.4		450	145.1		-10%	194.4	215.2

8% NPV Sensitivity (Assuming ZAR 5.50 per US$1)

U_3O_8 Price (US$lb)	NPV (US$m)		Gold Price (US$/oz)	NPV (US$m)		Change	Construction Capital (NPV US$m)	Operating Costs(NPV US$m)
60.00	238.1		850	144.9		+10%	80.7	54.7
55.00	186.4		750	120.9		+5%	87.2	74.2
46.50	93.7		629	93.7		0%	93.7	93.7
35.00	-37.9		550	75.9		-5%	100.1	113.1
30.00	-109.5		450	53.4		-10%	106.6	132.6

Dominion Uranium Project Preliminary Assessment (Phase 2)

Turgis also prepared a conceptual study to assess the viability of extending the mine life at current production rates from 11 years to 30 years by mining the remaining indicated resource as well as a portion of the additional inferred resource at the Dominion Uranium Project. This study has also been independently audited by SRK. Readers are cautioned that mineral resources are not mineral reserves and do not have demonstrated economic viability. The assessment is preliminary in nature and includes inferred resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves. There is no certainty that this preliminary assessment will be realized.

The mine design strategy for Phase 2 is expected to be the same as for Phase 1 with the addition of a new trackless decline at the Dominion Section. At the Rietkuil Section, a vertical shaft will be sunk to access the down-dip extensions of the resource to a depth of approximately 1,000 m. Production from Phase 2 is expected to extend the life of mine to at least 30 years.

The Phase 2 study is based on the modelling of a selected portion of the inferred resource, totalling 60.8 million tonnes at a grade of 0.74 kg/tonne of U_3O_8 of the total declared inferred resource of 178.4 million tonnes at a grade of 0.51 kg/tonne U_3O_8. The anticipated tonnage available for mining is estimated to be 48.1 million tonnes at an average head grade of 0.69 kg/tonne of U_3O_8, and a gold grade of 0.85 g/tonne, assuming similar modifying factors as in the Phase I study. The Phase 2 conceptual study has been conducted on inferred resources, so it has not been possible to apply a selected mining cut and therefore the grades quoted above may be enhanced when a selected mining cut is applied.

The Corporation plans to process material from the Dominion dumps in addition to the planned underground production from the Dominion Project. The introduction of tailings material is intended to maximize the use of the available plant capacity while underground tonnage is being ramped up. During the 2007 - 2009 period, the Corporation expects to process approximately 1,000,000 tonnes of slimes, at an average grade of 0.16 kg/tonne. The introduction of dump material is expected to reduce the plant unit cost over the 2007 - 2009 period, with the largest benefit expected in the early part of this three year period.

Possible Production Expansion

Conceptual studies on Phases 3 and 4 of the Project are currently being undertaken and are scheduled to be completed by the end of Q2 2007. Phase 3 and Phase 4 consider an increase in throughput capacity from 200,000 tonnes per month to 300,000 tonnes per month and 400,000 tonnes per month, respectively.

Initial work on the conceptual mine design indicates that it may be possible to produce at the rate of 300,000 tonnes per month by 2010 and at 400,000 tonnes per month by 2012. This ramp-up in tonnage is expected to be achieved by the development of the Dominion 3 and Dominion 4 decline areas in the north of the Dominion Section, with a combined throughput capacity of 100,000 tonnes per month, and by sinking a vertical shaft (No. 1 vertical shaft) in the Rietkuil Section. A second vertical shaft in the Dominion Section and a possible third vertical shaft in the Rietkuil Section could provide replacement tonnage.

A definitive cost estimate for expanding the plant capacity to 300,000 tonnes per month is being conducted by Bateman Africa. This expansion would include the addition of a semi-autogenous grinding mill, a separate 100,000 tonne per month counter-current decantation circuit, an additional autoclave, boiler and the expansion of the present solvent extraction circuit. The existing design and plant lay-out would allow for this expansion, with full integration into the existing plant.

A further increase in effective plant capacity to 400,000 tonnes per month would require the introduction of radiometric ore sorting to be conducted after primary crushing. A 120 tonne per hour radiometric sorting pilot plant has been ordered at a cost of $4.3 million and is expected to be commissioned by the end of 2007.

Dominion Project – Current Status

In July 2005, following the issuance of new order prospecting rights and the development of a mine plan for the exploitation of the deposit, the directors of Uranium One Africa decided to proceed with mine development at Dominion, including the preparation of the feasibility study. In October 2005, an order was placed with Bateman Africa to commence the engineering, procurement, construction and management of the Project.

The development of the Rietkuil 1 (R1) decline was started from surface in January 2006 after completion of the bulk earthworks of the portal excavation. The Rietkuil Inclined Shaft was partially re-commissioned and de-watered to facilitate decline development on 2, 3 and 4 levels. As at February 28, 2007, capital development of 2,087 metres had been achieved; reef and waste development for the same period were 889 metres and 614 metres, respectively. The decline from surface reached the 2 and 3 levels during Q3 and Q4 of 2006, respectively, and now represents a continuous development tunnel of 1,241 metres in length and 188 metres vertically below surface. Underground ledging and stoping operations started in January 2007. The partial re-commissioning and de-watering of the Rietkuil Inclined Shaft has now been completed to below 6 level.

The bulk earthworks of the Dominion 1 portal excavation started in January 2006 and the development of the decline commenced in mid-February. At February 28, 2007, capital development of 1,227 metres had been achieved; reef and waste development for the same period were 490 metres and 107 metres, respectively. Development on 1 level commenced during Q4 2006. De-watering of the historical Dominion underground workings started in April 2006 and is now below the historical 4 level. A new pump station was established on 4 level during February 2007. The power supply from the national network was commissioned in February 2007.

The excavation of the portal at the Dominion 2 decline commenced in February 2006 and development of the decline started in May 2006. As at February 28, 2007, capital development of 325 metres had been achieved; reef and waste development for the same period were 605 metres and 72 metres, respectively. The development of the Dominion 2 decline was temporarily halted at the end of Q3 2006 when poor ground conditions, associated with a fault, were intersected. Additional ground support, in the form of closely spaced sets, is required to develop through this ground. Implementation of the additional ground support is 80% complete and it is expected that development of the decline will resume by the end of Q1 2007. The construction work of the critical surface infrastructure to support the underground operations has progressed well; the power supply for the D2 decline from the national network was commissioned in March 2007.

Metallurgical Plant Construction

Construction of the uranium plant was approximately 96% complete at the end of February 2007. The crushing, milling, densification, water, air, steam and reagent services have been commissioned. The atmospheric leach circuit was commissioned on February 28, 2007 and the pressure leach circuit, including the first of two autoclaves, is expected to be commissioned during Q2 2007. Processing of underground uranium ore commenced on February 28, 2007 and throughput is being supplemented by uranium and gold bearing slime from the Dominion dump resource.

Sales contracts

During the fourth quarter of 2006 and early in 2007, Uranium One negotiated terms for the sale of approximately 4.7 million pounds of U_3O_8 from Dominion in the 2008-2012 period under five separate sales contracts. This represents 28% of the planned production of the Dominion Uranium Project over that period. Pricing is market-related at the time of delivery, with escalating floor price protection and without any caps.

Exploration and Development

Dominion Project

The primary focus of the current and ongoing diamond exploration drilling program is to upgrade existing inferred resources into indicated resources. This is achieved by targeting further extensions to the known ore-shoots, as well as identifying additional ore-shoots in the current Inferred resource areas. Focused drilling on extensions and newly identified ore-shoots is being undertaken for conversion to Indicated resources.

A second phase of exploration is being implemented by Uranium One Africa. This drilling is being performed on an approximate 500 x 500 metre grid and infill drilling will be conducted where necessary. In addition, to extending high grade pay zones, drilling is being undertaken on an approximate 1,000 x 1,000 metre grid in areas of spare historic drilling, to identify possible extensions to high grade pay zones. Similarly, infill drilling will be conducted where necessary. Results from this drilling program have achieved the planned extensions in the current mineral resource estimates referred to above. SRK Consulting considers that the Project property is of sufficient merit to justify continued exploration and development. Uranium One Africa has planned and budgeted for an additional 75,000 metres of diamond core drilling for 2007. The objectives of the longer term exploration programs will be continuously re-evaluated on receipt of analytical and geological data from drilling.

The focus of current and ongoing exploration is to further increase the indicated resource base by upgrading existing inferred resources, such that mine planning may be expedited for production purposes and to evaluate the Corporation's ability to expand the rate of production to approximately 7.0 million pounds by 2015.

Ottosdal Exploration Area

The Ottosdal exploration area has been identified as the western extension of the Dominion Reefs, adjacent to the current project area. Desktop studies on historical information have been conducted and preliminary drilling targets have been identified and it is anticipated that on site exploration activities will commence during the second quarter of 2007. No resource estimates currently exist for this area.

Gold Exploration Areas

Approximately 10,098 metres of drilling was performed in 2006 in the Bonanza area and the Outer and the Inner Basins to identify potential new gold targets. During 2007, a further 25,000 metres of drilling is planned for these areas pending receipt of positive results from initial target drilling.

Bonanza Section

The Bonanza Gold Project, a small-scale gold project, was operated as a component of the Dominion Uranium Project in 2005 - 2006.

During 2006, a surface exploration drill program comprising 17 boreholes totalling 3,486 metres of diamond drill core, was completed at Bonanza. The exploration results were used to refine and update the existing geological model. During the year, in line with Uranium One's decision to expedite development of the Dominion Uranium Project, equipment and trained production crews were progressively relocated from Bonanza and the gold plant was also taken out of production intermittently for the purpose of integrating it with the Dominion uranium plant. Mining operations at Bonanza were terminated in February 2007 after available payable mining areas had been depleted.

4.5 Modder East Gold Project

Economic, scientific and technical information contained in this Annual Information Form relating to the Modder East Gold Project is based on information contained in (i) an independent technical report entitled "An Independent Technical Report on the Modder East Gold Project, Located near Springs, Gauteng Province, Republic of South Africa" dated August 31, 2006 and amended on October 26, 2006 (the "**Modder East Technical Report**") prepared by H.G. Waldeck, Dr. M. Harley and M. Wanless of SRK Consulting and Dr. J.F. Couture of Steffen Robertson and Kirsten (Canada) Inc., and (ii) an independent technical report entitled "An Independent Technical Report on the Eastern Mining Assets, Located near Springs, Gauteng Province, Republic of South Africa" dated September 1, 2005 and amended on October 20, 2005 prepared by H. G. Waldeck and Dr. M. Harley of SRK Consulting and Dr. J.F. Couture of Steffen Robertson and Kirsten (Canada) Inc., which reports (available on www.sedar.com) are not incorporated by reference herein, unless otherwise expressly provided for and incorporated herein, and other information prepared by or under the supervision of "qualified persons" for the purposes of NI 43-101. Each of Mr. Waldeck, Dr. Harley, Mr. Wanless and Dr. Couture is a "qualified person" for the purposes of NI 43-101. Scientific and technical information contained in the Annual Information Form relating to the Modder East Gold Project subsequent to October 26, 2006 has been prepared under the supervision of Mr. Warwick Bullen, M.Sc., Pr.Sci.Nat., Vice President, Geology and Exploration, Aflease Gold and a qualified person for the purposes of NI 43-101.

Property Description and Location

The Modder East Gold Project is situated at a latitude of 26° 15' S and longitude of 26° 20' E, in the Gauteng Province of South Africa, approximately 30 kilometres east of Johannesburg. The Project covers an area of approximately 4,000 hectares of largely agricultural land. The Project consists of the Modder East and UC Prospect areas. The UC Prospect area is situated immediately south-west of the Modder East area.

Project tenures are held by New Kleinfontein Goldmine (Proprietary) Limited ("**NKG**"), a subsidiary of Aflease Gold. As indicated under Item 2 above, Aflease Gold is a public company listed on the Johannesburg stock exchange and owned, as to approximately 71.4%, by the Corporation.

The tenures at Modder East consist of a large number of un-numbered precious metal claims and the following three "old order" mining licences.

Mining Licence/Section	Area (ha)	Date Granted	Expiry Date
ML 15/2004 - Modder East and UC Prospect	3,989.2	April 30, 2004	April 29, 2009
ML 25/2002 - Turnbridge (1)	1,235.9	July 29, 2002	Indefinite duration(2)
ML 12/1999 - New Kleinfontein	79.6	April 20, 1999	September 25, 2006

(1) NKG is obliged under a deed of transfer to pay Gencor SA Limited 1% of the full proceeds accruing to it from any production derived from the working of the Turnbridge Section rights and to indemnify Gencor against any claims which may be made against it which may relate to the activities of the subsidiary.

(2) By its terms, ML 25/2002 extends until minerals from the property can no longer be mined economically.

The Mining Licences give NKG as the holder thereof the right to conduct gold mining operations over 5,930 un-numbered precious metal claims at Modder East, 895 unnumbered precious metal claims at UC

Prospect, 2,037 precious metal claims at Turnbridge section and 15 precious metal claims at New Kleinfontein and to utilise the surface of the property for all activities necessary to prospect and mine for the precious metals in and on the property until the expiry dates of the licences. Nevertheless, Aflease Gold signed an agreement with the Ekhurleni Council at the end of March 2006 to lease approximately 434 ha of Cloverfield RE75IR needed for infrastructure and operations for a period of 9 years and 11 months, which can be renewed for the same period.

Aflease Gold is currently compiling an application for the conversion of its rights to 'new order' mining rights under the MPRDA and will submit this application prior to the expiry of its existing licence. Once accepted by the Regional Manager of the Department of Minerals and Energy, Aflease Gold will have 180 days to conduct an environmental impact assessment and compile and submit an environmental management plan. The mining right, which is issuable upon approval of the environmental management plan, will be valid for a term specified in the right which may not exceed 30 years. The right may be renewed on application for further periods of up to 30 years.

Under a revised draft Royalty Bill released by the South African government in 2006 for public comment, the Corporation would be subject to a royalty payment to the government of 1.5% of the revenue derived from refined gold sales. The Royalty Bill is currently subject to review and reconsideration. No other royalties are payable in connection with either Project.

There are historical environmental liabilities associated with the Corporation's operations within its licence area. The Corporation maintains an environmental rehabilitation fund which has been established to address identified liabilities. Any shortfalls in the fund relative to the liabilities would be provided from operating cash flow from the Project.

Aflease Gold has entered into an agreement with Micawber 400 (Proprietary) Limited ("Micawber"), a company owned by HDSAs, whereby Aflease Gold will sell to Micawber an undivided 26% interest in both the assets and liabilities of its East Rand mining/exploration properties (comprising Modder East/UC Prospect, Turnbridge, New Kleinfontein, NKMC, Spaarwater and Holfontein projects).

The agreements with Micawber provide Aflease Gold with a Black Economic Empowerment partner in compliance with the requirements of the Broad-Based Socio-Economic Empowerment Charter for the South African Mining Industry, developed in terms of section 100 of the MPRDA.

Aflease Gold has submitted an application for an amendment to its environmental management plan and for a permanent water use licence. With the exception of this amendment and licence, SRK is satisfied that Aflease Gold has all the permits necessary to conduct mining operations at Modder East.

Accessibility, Climate, Local Resources, Infrastructure and Physiography

The Modder East Project area lies on the East Rand, some 15 kilometres east of O.R. Tambo International Airport (formerly Johannesburg International Airport). There is good all weather road and rail access in the area. Road access to the site is via regional tarred roads connecting Daveyton, Boksburg and Cowles Dam.

The regional climate is considered to be warm and temperate, with hot wet summers and mild dry winters. The average daily maximum temperatures are around 25°C in January and 16°C in June, while the average minimum temperatures are 14°C in January and 4°C in June. The Project lies in the Highveld summer rainfall region, characterized by summer thunderstorm activity. Rain falls between September and April and the average rainfall is in the order of 600 mm per annum. Regional topography consists of a subdued landscape with gentle, rolling undulations in the surface. The area is extensively cultivated, predominantly for maize farming.

A variety of light, medium and heavy industries supporting all sectors are present on the East Rand. Infrastructure development in the area surrounding Modder East includes municipal water, sewage and power services. There is a ready pool of labour in the Project area, much of which has experience in the mining sector. Aflease Gold plans to construct a processing plant, tailings dam and waste disposal site on ground previously disturbed by mining. The Corporation and its subsidiaries hold leasehold rights in the area which are sufficient to accommodate the envisaged operations.

History

Gold was first discovered at Kleinfontein during 1894. Mining began at the New Kleinfontein Gold Mine on the northern flank of the East Rand goldfield in 1897. At the closure of that mine in 1967, it is estimated that approximately 9.5 million oz. of gold had been recovered from 45.7 million tonnes of ore, principally extracted from the Main Reef. An attempt was made to reopen the New Kleinfontein Gold Mine in 1999. In 2003, due to various operational problems and high unit costs of production arising from low throughputs of ore, the operation failed to achieve profitability and the property, together with Turnbridge, was placed on care and maintenance.

The Modder East Project is the amalgamation of the old Modder East mine and a portion of the old Modder "B" mining title area, which was initially registered in 1908 and ceased production in 1956. The Modder East mine was incorporated in July 1917 and began production in 1920. By 1933, the milling rate had reached one million tonnes per year, with mining occurring principally from the Main Reef. In 1962, the mine was closed and most of the surface infrastructure was partly reclaimed. Detailed production statistics or records of underground work for the mine cannot be located. During the 1980's, a small reclamation mining operation was carried out at Modder East by Modder "B" Gold Mines.

The contiguous UC Prospect section was initially registered in the name of Union Corporation (Prospecting) South Africa, which was subsequently amalgamated into Gencor South Africa Limited. This property was successively held by Grootvlei Proprietary Mines Ltd., Harmony Gold Mines and Petmin, before being transferred to New Kleinfontein Gold Mining Company.

In 1993, Gencor (now Gold Fields Ltd.) drilled 10 diamond core holes on the UC Prospect and the southern portion of the Modder East area to investigate the Kimberley Reefs and the Black Reef to the northeast of the Grootvlei Gold Mine. Seven of the boreholes intersected gold-bearing conglomerates at relatively shallow depths (200 - 250 metres below surface) across the Black Reef, with gold grades varying between 1.4 and 31.2 g/t of gold over widths of between 20 and 60 centimetres. Several holes also intersected gold mineralization in the underling UK9A Reef of the Kimberley Group.

Old Gencor maps show that several other boreholes had been drilled in the area before the Gencor period. Unfortunately, original drilling records have been lost and are not available. Three holes were drilled near the boundary between Modder East and UC Prospect by Harmony Gold Mine in 1994; these apparently did not intersect the Black Reef at the interpreted stratigraphic level.

In 2001, NKMC drilled three boreholes (DD1-DD3) with two deflections each to verify historical Gencor results on the Modder East Project and to investigate the Black Reef and underlying Kimberley Reefs. The three boreholes essentially returned similar grades over similar thicknesses and confirmed the potential of the Black Reef as an attractive shallow exploration target. A further 18 core holes (DD4-DD21) were drilled in 2002-2003 to investigate the lateral continuity of the Black Reef away from previous drilling. This drilling confirmed the lateral continuity of the Black Reef, with several boreholes returning gold accumulations in excess of 1,500 cm.g/t gold.

In 2003, Uranium One Africa acquired 100% of NKMC and NKG. Drilling continued in 2003 and 2004, with the objective of infilling and expanding previously delineated gold zones along the Black Reef. By December 2004 when a new resource model was commissioned, seven additional boreholes (DD22-DD28) had been completed. Drilling continued throughout 2005 and 2006.

Gencor also optioned the Turnbridge project during the 1980's and conducted limited exploration work before returning the project to NKG. At Turnbridge, several studies were completed to evaluate the potential of the closed mine which is serviced by three shafts. Most work focussed on evaluating the Glyn shaft, which is an inclined shaft (the other two shafts are vertical shafts).

In 1996, East Rand Proprietary Mines (ERPM) conducted a study of the Glyn shaft. Documentation generated in this study included digitized plans of sample data, representing channel sample data collected underground and recorded on statutory plans submitted to the South African Inspector of Mines. This information was reviewed on behalf of Uranium One Africa by one of its consultants, Camden Geoserve. In addition, some geostatistical studies have been completed to support mineral resource estimates prepared for the Glyn shaft areas by ERPM. ERPM also conducted some re-sampling activities within the Turnbridge section; reconciliation data were examined by Camden Geoserve.

Geological Setting

Gold mineralization within the Witwatersrand Supergroup is restricted to narrow (0.1 - 2 metres thick), laterally extensive (500 - 1,500 metres) quartz-pebble conglomerate units developed within the predominantly sedimentary fill that has accumulated within the Archean basin. The greatest concentration of gold is located within the upper stratigraphic division of the Witwatersrand Basin, namely the Central Rand Group. Lesser gold mineralization has been identified within the lower West Rand Group lithologies. In addition, gold mineralization has also been identified and extracted from the younger Black Reef that uncomformably overlies the Witwatersrand stratigraphy.

The Witwatersrand Basin comprises a total of six kilometres vertical thickness of predominantly arenaceous and rudaceous sedimentary rocks of the Central Rand Group, and predominantly argillaceous sedimentary rocks of the underlying West Rand Group, situated within the Kaapvaal Craton. The basin extends laterally for some 300 kilometres east-northeast and 150 kilometres south-southeast. The sedimentary rocks generally dip at shallow angles toward the centre of the basin though locally this may vary. The basin sedimentary rocks crop out south of Johannesburg but further to the west, south and east; these are overlain by up to four kilometres of Archean, Proterozoic and Mesozoic volcanic and sedimentary rocks.

The Witwatersrand Basin is overlain by the Ventersdorp Supergroup, a sequence of rift-related lavas that were extruded in immediate post-Witwatersrand times. The Ventersdorp Supergroup is overlain by the Transvaal Supergroup, a sedimentary sequence that is dominated by dolomites within the lower stratigraphy and shales and sandstones in the upper elevations. The basal formation of the Transvaal Group consists of the Black Reef quartzite formation, a laterally persistent unit frequently consisting of a 20 metre thick succession of alternating quartzite and shale units; a quartz-pebble conglomerate unit, termed the Black Reef, may be present at the base of this formation.

Modder East is located in East Rand Basin which forms part of the north-eastern quadrant of the Witwatersrand Basin. The East Rand Basin is separated from the Central Rand by an anticline known as the Boksburg Gap. East of Boksburg, north northwest - south southeast trending synclines and anticlines are developed within the Witwatersrand stratigraphy. These structures have played an important role in the depositional history and distribution of the gold-bearing conglomerates in the area.

The geological structure of the basin is relatively uncomplicated. The major economic horizons in the area are, in order from youngest to oldest, the Black Reef, the Kimberley Reefs and the Main Reef. The Kimberley Reefs consist of a number of discrete quartz-pebble conglomerate units, preserved within the upper parts of the Central Rand Group. The major conglomerates in this zone which have been exploited are the UK3, the UK9A or May Reef, the UK9B, the UK9C, the MK1 and the MK2 Reefs. Other reefs have been mined in smaller quantities. All these reefs, except the Black Reef, are part of the Central Rand Group. The Main Reef, the oldest in the sequence, lies within the lowest formation of the Central Rand Group immediately overlying the West Rand Group. The Black Reef is significantly younger than the reefs in the Central Rand Group.

The principal target at Modder East is the Black Reef. In this area, the Black Reef dips to the south at up to 4°. It unconformably overlies Witwatersrand sedimentary rocks which dip at around 12° to the south. Three distinct facies have been noted in the Black Reef at Modder East. These facies are present as a stacked sequence of lithologically distinct units. The lowermost facies is the Channel Facies, which overlies the Witwatersrand Supergroup rocks. The Blanket Facies overlies the Channel Facies, or lies directly on the Witwatersrand sediments where the Channel Facies is not developed. The Buckshot Pyrite Leader Zone (BPLZ) occurs above the Blanket Facies and consists of well packed, generally porous buckshot pyrite (rounded pyrite grains that range from 2 mm to 10 mm in diameter), interlaminated with clean quartzite and locally containing graphite stringers.

The Main Reef has historically been the most extensively exploited reef package in the East Rand Basin. The conglomerate is typically well sorted and comprises mainly vein quartz pebbles with abundant pyrite within the conglomerate matrix. The former New Kleinfontein Gold Mine is located in the proximal portion of a major, southerly trending payshoot developed within the Main Reef, while Turnbridge is further south, straddling the margin of the payshoot in a more distal environment.

Adjacent to Modder East, the UK9A reef of the Kimberley Group is being developed within the Grootvlei Gold Mine, approximately 700 metres below surface. The UK9A has a dip of 6° to 12° within the Grootvlei property and gold mineralized material is restricted to sedimentary channel features preserved within Witwatersrand rocks. These channels range from several tens of metres to hundreds of metres in width. At Modder East, the UK9A Reef has been drilled and evaluated between 290 and 530 metres below surface. It is possible that in future close-spaced drilling from UK9A stopes may result in the delineation of similar channels on other Kimberley Reef horizons.

The boundaries of the resource defined for the Black Reef at Modder East consist of a 'shoreline' to the north, north-east and north-west that has been interpreted from the observed relationship between the Black Reef and the subcrop of the Kimberley Reefs in other areas in the East Rand Basin. North of the interpreted shoreline, the Black Reef is absent, and barren quartzite of the Black Reef quartzite formation sits unconformably on Witwatersrand stratigraphy. To the south, the resources are limited by a cut-off applied to grades that systematically decrease to the south and east away from the shoreline feature. To the north of the currently defined exploration target in the southern portion of Modder East, previous drilling has indicated the presence of Black Reef Channel Facies targets.

Mineralization

The stratigraphic succession developed within the East Rand Basin is characterized by the presence of well defined sedimentological and unconformity boundaries. Auriferous quartz-pebble conglomerate units are often found associated with these surfaces and these tabular auriferous conglomerate units are the target deposits.

The geological structure of the Black Reef in the Modder East area is thought to be relatively simple, with shallow dips to the west dominating, and there is little evidence for large scale faulting in the exploration area. A fault with a 10 metre downthrow to the east has been interpreted from drilling and trends northwest to southeast following the regional fault pattern. A number of northwest trending Pilanesburg-age dykes intrude along the regional faults. The distribution of mineralization within the Black Reef is considered to be controlled by sedimentological processes.

A number of auriferous conglomerates have been mined in the area. The major units mined are the Black Reef, Kimberley Reefs and the Main Reef. Gold mineralization in the BPLZ is hosted within buckshot layers, either contained in the pyritic buckshot itself or occurring in the matrix. Gold mineralization is erratic throughout the Blanket Facies, with no clear consistently mineralized horizons. The economic potential of this Facies is limited due to the erratic nature of the gold distribution and the low grades returned from samples of this horizon. Black Reef channels carry highly erratic gold mineralization in deposits of varying width, depth and extent. Gold mineralization is nuggety, and locally concentrated within small-scale sedimentary features preserved within incised channels.

Drilling

Since 1993, Gencor, NKMC and Uranium One Africa have carried out exploration work on the Modder East and the adjacent UC Prospect properties. Exploration work and mining carried out in the area prior to 1993 (primarily focussing on the Main Reef and Kimberley Reef horizons) was not considered relevant by SRK for the purposes of its technical report.

The Gencor boreholes were BQ size (36.4mm diameter core) vertical holes drilled from surface to intersect the Black Reef. Detailed drilling procedures used by Gencor were not available for SRK Consulting's review. SRK Consulting is of the opinion, however, that the Gencor drill hole data are reliable - prior to its merger with Goldfields in the late 1990's, Gencor was a large mining operation active in South Africa; SRK Consulting's previous experience with Gencor was that the quality of its work and analyses were high.

The sampling information from the Gencor drill holes was available as composite data over geologically identified reef widths, while the subsequent New Kleinfontein and Uranium One Africa data are documented as individual samples taken across the geologically defined reef units. Despite these differences, the geology of the reef units is considered to be sufficiently distinctive to be confident that the Gencor drill holes were sampled in a manner that does not differ significantly from that employed in the Uranium One Africa drilling.

As of August 31, 2006 when SRK Consulting prepared the Modder East Technical Report, a total of 69 boreholes had been drilled on the Modder East and UC Prospect properties. This includes 14 holes drilled by Gencor in 1993, three holes drilled by Harmony Gold Mining Company, three drilled by NKMC and 49 vertically oriented BQ calibre holes drilled by Uranium One Africa after its acquisition of the property in 2003.

Uranium One Africa's 2005 drilling campaign (from November 30, 2004 to November 30, 2005) consisted of 32 BQ-calibre diamond drill holes, totalling 14,676 metres of drilling (including 2,337 metres of deflections). Of the 32 drill holes, 26 successfully intersected the target horizons, while six stopped short as a result of intersecting previously mined coal seams. An additional 505 metres of drilling were completed in December 2005.

The objectives of the 2006 drilling program were to upgrade the resource base in the main mineralized zones, in particular the BPLZ, UK9A and UK5. The drilling strategy is to drill vertical boreholes to intersect interpreted auriferous-bearing reefs located between 275 – 600 metres below surface as close as possible to a right angle.

During the first half of 2006, five holes were drilled at Modder East to test the southerly continuity of the UK9A reef, while one hole was drilled to confirm the northern margin of the BPLZ. Drillhole DD54, sunk on the BPLZ, intersected higher grade gold mineralization (795cmg/t) thus confirming both the northern boundary of the mineralized envelop and the sedimentological model used to direct exploration on the Black Reef at Modder East.

The five holes sunk on the UK9A (DD55, DD56, DD57, DD58 and DD59) confirmed the southward continuation of the gold mineralization, specifically the relatively higher grade central payshoot. Furthermore, a new potentially higher grade UK9A payshoot was identified near the southwest margin of the UC prospect area. Drillhole DD59, located near the southeast corner of the Modder East prospect area, unexpectedly cut BPLZ mineralization grading at up to 267cmg/t

Camden Geoserve, an independent geoscience consultant, has managed both the NKG and the Uranium One Africa drill programs. All drilling has been carried out vertically from surface under the supervision of appropriately qualified geologists. Normal drilling procedure is for the "mother hole" to be drilled into the BPLZ and the Kimberley Reef zone. Core size is BQ but all deflections are drilled TBW size (approximately 6 kgs core per metre). Two short deflections are standard on the BPLZ and, if developed, deflections (two short and two long) in the UK9A. Down-hole multi-shot borehole surveys are then carried out at approximately 10 metre intervals. After the completion of the mother hole and each deflection, the downhole deviation is monitored with Reflex 'multishot' downhole survey readings at 10 metre intervals. Each borehole collar is initially positioned using a handheld GPS unit; on completion of drilling, all borehole collars have been surveyed by an appropriately qualified land surveyor using differential GPS positioning equipment. This provides collar surveying data to within less than one centimetre tolerance. Each borehole is plugged with cement above the deflections and capped with cement and identified with a metal engraved label flag.

In all drill holes, sedimentological logging identifies the inclination of the mineralization relative to the drill hole axis and the true mineralization width is derived from the sample width via a trigonometric correction. The dip of the mineralization is shallow, meaning that the correction from sampled width to true width is small (less than 5%). The drilling pattern is based on the interpreted geology of the Black Reef paleo-surface. For the initial drilling programs conducted by Uranium One Africa, drilling was conducted at between 500 and 800 metres spacing. Subsequent drilling has been carried out to infill to approximately 200 metres spacing. In the regional context and given the experience of Petrex in mining on the Black Reef in the adjacent UC Prospect, SRK Consulting considers this pattern to be adequate to provide sufficient drilling information for interpreting reasonable lateral continuity of the gold-bearing conglomerate units.

SRK Consulting reviewed with Camden Geoserve the Uranium One Africa and Aflease Gold drilling, core handling, description and sampling procedures. SRK Consulting is satisfied that all procedures are conducted according to industry standard practices.

Sampling, Analysis and Security

The surface drilling sampling approach is to drill as closely as possible to a right angle to the targeted reefs and obtain several intercepts of each reef by drilling subsequent deflections from each hole. Core recovered is placed in metal trays and logged in the field. Cores are stored adjacent to the drill rig during this procedure. Once the mineralized stratigraphy has been visually identified, the core is marked by a geologist for splitting and sampling; immediately thereafter, the core is taken to the Petrex core yard where it is split by Camden Geoserve and then transported to a Camden Geoserve property. The core is then reviewed for consistency and recovery and the split core is photographed before sampling.

Assay samples are taken from half-core sawed lengthwise with a diamond saw. Sampling intervals are marked by an appropriately qualified geologist and are designed to provide several individual assay samples across each reef, including adjacent barren quartzite units. Additional assay samples are taken as considered appropriate. Consistent with industry practice in the area, assay sample lengths honour geological boundaries and vary between 0.2 and 1.0 metres, averaging typically 25 - 35 centimetres in length. Samples are placed in single use plastic bags and organized in batches for delivery to the Anglo American Research Laboratory facilities for assaying by staff of Camden Geoserve. After sampling, the remaining half core is replaced in the core box; on acceptance of analytical results, the core boxes are transferred to the Aflease Gold mine site for archiving.

Assay samples collected by Gencor were assayed at the Gencor Laboratories in the nearby town of Springs. Assay samples were assayed for gold using conventional fire assay procedures. Documentation detailing Gencor's sample preparation and assaying procedures was not available for review by SRK Consulting

Assays collected since 2001 by New Kleinfontein and Uranium One Africa have been assayed at the AARL facilities in Johannesburg. Gold is assayed by conventional fire assay on 50 g aliquots with inductively coupled plasma optical emission spectroscopy finish. Between 2001 and early 2005, Uranium One Africa relied on the internal quality control measures at the AARL facilities, which included inserting sample blanks and certified reference material samples with each batch of samples and performing repeat fire assays from the same pulp. On SRK Consulting's advice, beginning in July 2005 Uranium One Africa implemented additional quality control measures including insertion of external core sample blanks within each reef intersection and submitting random pulps with control samples recovered from the primary laboratory to an umpire laboratory for check assaying and re-assaying at the umpire laboratory a random collection of approximately 10% of the previous sample pulps.

SRK Consulting is of the opinion that the sampling and assaying data acquired since 2001, and the sampling, preparation of samples, security of samples and analytical procedures employed since that time are of sufficient quality for use in the estimation of mineral resources.

Since June 2006, exploration programs carried out by Aflease Gold are conducted under the direction of Warwick Bullen, M.Sc., Pr.Sci.Nat., Vice President: Geology and Exploration, Aflease Gold, and a competent person for the purposes of SAMREC. Geological and geostatistical modeling is undertaken by two consultants, Peter Camden-Smith, M.Sc., G.D.Eng, MBL, Pr.Sci.Nat, and Charles Muller, B.Sc.(Hons.), Pr.Sci.Nat., both of whom are competent persons for the purposes of SAMREC.

Exploration data is acquired by the Corporation and its consultants under strict quality assurance and quality control protocols. All borehole collars are surveyed to within an accuracy of 0.1 metre and borehole density measurements are routinely performed on all intersections. Down-hole surveys are carried out on all surface drillholes by qualified personnel. Half-core assay samples are collected by appropriately qualified staff, the remaining half-core being retained for inspection by interested parties. All boreholes are routinely logged in detail according to a standard procedure. Samples are prepared and are assayed at the Anglo American Research Laboratory (renamed Anglo Research on October 1, 2006) located near Johannesburg, South Africa, which is accredited under SANAS and ISO 17025 certified. Gold assays are performed using conventional lead collector fire assay procedures, with an ICP-OES instrumental finish. Quality control procedures follow industry standard protocols and include the use of blind control samples.

Mineral Processing and Metallurgical Testing

The Modder East Gold Project envisages the construction of a new carbon-in-leach plant on the property to process Black Reef ore. The plant will comprise a single stage, semi-autogenous mill, operating in closed circuit, with hydrocyclones, CIL adsorption, elution, electrowinning and smelting. High abrasivity of the ore favours low charge milling with as few stages of crushing as possible. The plant will have a design capacity of 70,000 tpm to match life of mine requirements.

Bottle roll dissolution tests have been conducted on samples extracted from operating Black Reef stopes on the adjacent Grootvlei No. 8 Shaft operated by Petrex (Pty) Limited. Diagnostic leach and gravity concentration tests were conducted on bulk samples of Black Reef and UK9a Reef ores. Variability metallurgical testwork was conducted on eight Black Reef samples, six Channel Facies samples and four UK9a Kimberley Reef samples. Based on the testwork results and Petrex experience, the recoveries to be used for evaluation purposes should be 88% and 95% for BPLZ and UK9a, respectively.

Mineral Resource and Mineral Reserves

Mineral resource estimates for the Modder East Project, including the UC Prospect (but excluding the New Kleinfontein and Turnbridge sections), were prepared in December 2005 by Mr. Charles Muller, B.Sc.(Hons), Pri.Sci.Nat., of Global Geo Services (Pty) Ltd., independent geoscience consultants to the Corporation. Mineral reserve estimates were prepared in December 2005 by Andrew Pooley of Turgis. The mineral resources and mineral reserves are contained in the Modder East Technical Report and were audited by SRK Consulting as of February 13, 2006 and June 1, 2006, respectively. Each of Mr. Muller and Mr. Pooley is a qualified person for the purposes of NI 43-101.

Mineral resources and reserves have been estimated in accordance with SAMREC. In the view of SRK, the terminology stated in the SAMREC Code is materially similar to the CIM standards mandated by NI 43-101 and the mineral resources calculated in accordance with SAMREC would be identical if issued in accordance with the CIM standards.

The consolidated mineral resource statement for the Modder East Project at February 13, 2006, as audited by SRK Consulting, is as follows:

Mineral Resources

Modder East Gold Project (February 13, 2006)[1][2]

Indicated Mineral Resources

Reef Type	Tonnes (thousands)	Gold Grade (g/tonne)	Contained Gold (k/oz)
BPLZ and Blanket Facies[3]	5,720	6.07	1,120
Channel and Blanket Facies	15,200	1.32	650
UK9A	1,350	5.47	240
UK5	-	-	-
Total Indicated	**22,270**	**2.79**	**2,010**

Inferred Mineral Resources

Reef Type	Tonnes (thousands)	Gold Grade (g/tonne)	Contained Gold (k/oz)
BPLZ and Blanket Facies[2]	470	3.31	50
Channel and Blanket Facies	-	-	-
UK9A	2,500	5.00	400
UK5	9,700	1.82	570
Total Inferred	**12,670**	**2.50**	**1,020**

(1) Mineral resource estimated by Mr. Charles Muller, B.Sc.(Hons), Pr.Sci.Nat., of Global Geo Services (Pty) Ltd. and reported to a cut-off grade of 167 cm.g/t (in the case of the BPLZ and Blanket Facies), 379 cm.g/t (in the case of the Channel Facies), 199 cm.g/t (in the case of the UK9A) and 496 cm.g/t (in the case of the UK5). Mineral resources are reported in accordance with SAMREC. Mineral resources are not mineral reserves and do not have demonstrated economic viability.

(2) For resource estimation purposes, the Blanket Facies, which is sandwiched between the BPLZ and the Channel Facies, has been combined with either the BPLZ or the Channel Facies.

The consolidated mineral reserve statement for the Modder East Project as at June 1, 2006, as estimated by SRK, is as follows:

Probable Mineral Reserves [1]

Reef Type	Tonnes (thousands)	Gold Grade (g/tonne)	Contained Gold (k/oz)
BPLZ Mining	5,260	5.28	890
Kimberley UK9A Reef	1,420	3.97	180
Total Probable	**6,680**	**5.00**	**1,070**

(1) Mineral reserves estimated by Andrew Pooley of Turgis and audited by SRK; reported to a cut-off grade of 2.75g/t (in the case of the BPLZ and Blanket Facies) and 3.49g/t (in the case of the UK9A) for gold at a gold price of US$430/oz (equivalent to Rand 89,654/kg). Mineral reserves are reported in accordance with SAMREC. Mineral resources are included in mineral reserves.

December 2006 Update

In December 2006, Aflease Gold announced an updated mineral resource and reserve statement for its Modder East Project. The revised resource estimate was prepared by Charles Muller, B.Sc. (Hons), Pr.Sci.Nat., of Global Geo Services, an independent geoscience consultant to Aflease Gold. The resource was audited by Mark Wanless of SRK Consulting.

The revised reserve statement was prepared by Clive Brown of Turgis Consulting and audited by Herbert (Wally) Waldeck of SRK Consulting. The probable mineral reserves have demonstrated profitability when included in a mine plan using industry accepted mining methods and a gold price of US$430 per ounce and an exchange rate of US$1.00:R6.49. Using these criteria, a pay limit was used to identify blocks of ground for mining; within these blocks of ground, a cut-off grade of 230cmg/t was applied to identify additional panels for mining. The gold content figures are fully inclusive of mining dilutions and gold losses and are reported as mill delivered tonnes and head grade. Metallurgical recovery factors have not been applied to the reserve figures.

The revised statement shows a reserve tonnage of 7.69 million tonnes grading 5.54g/t for 1.37 million contained ounces of gold in the probable category. This represents a 28% increase over the estimates contained in the Modder East Technical Report referred to above. In addition, the revised statement shows a resource tonnage of 22.57 million tonnes grading 3.31g/t for 2.40 million contained ounces of gold in the indicated category (a 19% increase from the 2.01 million ounces reported previously) and 13.32 million tonnes grading 2.31g/t for 0.99 million contained ounces of gold in the inferred category (a 3% decrease from the 1.02 million ounces reported previously). The indicated resource tonnage at Modder East has remained essentially unchanged while the average grade has increased by 19% (from 2.79g/t to 3.31g/t). In all cases, mineral reserves and resources were reported in accordance with SAMREC.

Mining Operations

Feasibility Study

On August 16, 2006, Uranium One and Aflease Gold announced the details of a feasibility study for the Modder East Gold Project (the "**Modder East Feasibility Study**"). The Modder East Feasibility Study, which was independently audited by SRK Consulting, evaluated the Project as an underground mine with a carbon-in-leach gold plant with a designed production capacity of 840,000 tonnes per year.

Aflease Gold plans to exploit the Black Reef at depths of 300m and UK9a Kimberley Reef at depths of between 300 and 530m below surface. The mining method selected will be a combination of trackless (off reef) and conventional mining (on reef) with the mining infrastructure placed in the footwall of the two reefs. Access to the orebody will be by a trackless decline from surface accessing the footwall of both reef horizons. Additionally a vertical ventilation shaft will be sunk and used to transport personnel in and out of the mine. The mine will be ventilated by two exhaust fans situated on two separate ventilation raise bore holes. Support of the development and stopes is mainly based on a rigid pillar system which will protect the surface from any impact from mining.

The Black Reef and Blanket Facies reefs are expected to be mined simultaneously. The life of the project at a depletion rate of 70 ktpm of run of mine and approximately 10 ktpm of waste development is expected to be more than ten years producing approximately 30,000 kg of gold.

The mine is expected to process 6.7 million tonnes of ore through the plant over this ten year mine life at an average mill head grade of 5.0 g/t of gold, producing approximately 948,000 ounces of gold. First production of ore (from on-reef development) is expected to occur in October 2008 with steady state production of 70 ktpm (producing an average 110,000 ounces of gold per annum) to be achieved between 2010 and 2015.

The Modder East Feasibility Study used as a base case a gold price of US$629/oz and an exchange rate of ZAR6.585 per US$1.00. At a real discount rate of 8%, the Modder East Gold Project is estimated to yield a NPV of US$74 million and an internal rate of return of 31%.

The key results from the Modder East Feasibility Study are summarized below:

Modder East Project – Forecast Summary Results (1)(2)

	Total / LoM Average
RoM tonnage (kt)	6,680
Head grade (g/t - LoM Average)	5.0
Contained gold (koz)	1,074
Metallurgical recovery (%)	88
Recovered gold (koz)	948
Gold price (US$/oz)	629
Sales revenue (US$m)	596
Construction capital (US$m)	107.8
Ongoing capital 2009-2017(US$m)	6.5
Total capital cost (US$m)	114.3
Operating costs (US$/tonne milled) (2)	30.82

(1) All amounts were determined in ZAR and converted to US$ at an exchange rate of ZAR6.585=US$1.00, the rate ruling at 1 June 2006. Amounts in the table are indicated in real terms.

(2) Includes royalties of 3% contemplated by draft legislation proposed by the government of South Africa in 2003.

It is estimated that the Modder East Project should achieve a payback within 4.5 years from the start of decline development and construction. Project payback is expected to be less than two years from the start of on-reef development. The project is also expected to benefit from the tax shield provided by the assessed tax loss and unredeemed capital in Aflease Gold.

At the time of writing of the Modder East Feasibility Study, no indication of the sensitivity of the mineral reserve or LoM plans to commodity prices was available. The spot bid and ask prices of gold as reported in New York at the close of business on October 25, 2006, were US$587.20/oz bid, US$588.70 ask, which are less than the estimated price used for this period in the Modder East Feasibility Study. The ZAR/US dollar exchange rate on March 23, 2007 was ZAR7.22/$1 and the spot price for gold was $655 per ounce, which are higher than the assumptions used.

Because the majority of Aflease Gold's costs are in ZAR and it is required by the South African Reserve Bank to convert the proceeds of gold sales to ZAR, the gold price used in the Modder East Feasibility Study was first determined in ZAR and then converted into US$ at the currency exchange rate of ZAR6.585 to US$1.00 prevailing on the date of the valuation. The following tables set out the sensitivity of the NPV to changes in the discount factor and to gold prices and currency exchange rates. The base case assumed by the authors of the Modder East Technical Report is set out in boldface in each table.

Modder East Project: variation of Real NPV with discount factors

Discount Factor (%)	NPV (US$m)
0%	156.9
2%	130.2
4%	108.0
6%	89.5
8%	**74.0**
10%	64.0
12%	49.9

Modder East Gold Project Real NPV sensitivity to Gold Price and Exchange Rate at 8% discount

NPV (US$m)			Gold Price Sensitivity (US$/oz)								
			503	535	566	598	**629**	660	692	723	755
			-20%	-15%	-10%	-5%	0%	5%	10%	15%	20%
Exchange Rate	5.597	-15%	2.8	14.8	25.9	37.6	48.5	59.4	70.9	81.6	92.3
Sensitivity	5.927	-10%	13.3	24.4	36.1	47.0	57.9	69.3	80.0	90.7	102.3
(ZAR per US$)	6.256	-5%	21.9	33.6	44.4	55.3	66.7	77.4	88.3	99.7	110.3
	6.585	0%	29.9	41.1	52.0	63.3	**74.0**	85.0	96.2	106.8	117.4
	6.914	5%	37.90	47.9	59.2	70.0	80.9	92.1	102.7	113.3	123.9
	7.244	10%	43.2	54.6	65.3	76.1	87.4	98.0	108.6	119.2	129.8
	7.573	15%	48.9	60.1	70.8	82.2	92.8	103.4	114.0	124.6	135.2

The project capital expenditure is expected to be US$107.8 million, as set forth in the tables below. In addition, ongoing capital and closure costs are expected to be US$6.5 million and US$2.1 million, respectively.

The following tables summarize the projected capital costs and closure costs.

Modder East Gold Project - Forecast Capital Expenditure Estimates

Capital Item[(1)]	Construction Capital (US$ thousands)[(3)]	Ongoing Capital (US$ thousands)[(3)]	Total Capital Requirements (US$ thousands[(3)]
Surface engineering	15,155	626	15,781
Capital development	34,885	1,442	36,327
Mining equipment	8,857	366	9,223
Replacement equipment	-	2,743	2,743
Shaft sinking	9,037	373	9,410
Underground engineering	1,890	78	1,968
Process Plant[(2)]	19,242	795	20,037
Tailings dam	2,565	-	2,565
Pre-production costs	5,984	-	5,984
Environmental (Initial Sum)	346	-	346
Design	1,422	-	1,422
Contingencies	8,461	53	8,513
Total Modder East Capital Expenditure	107,844	6,476	114,320

(1) Capital costs have been estimated at the appropriate level with the back up of budgetary quotes from major equipment suppliers. Capital cost estimates for the electrical supply assume a mix of new and second hand switchgear and transformers.
(2) The capital estimate for the plant is based on the use of new equipment.
(3) The capital costs were estimated in ZAR as at January 1, 2006, and converted to US$ at ZAR6.585=US$1.00. Capital costs are indicated in real terms.

The operating costs have been prepared using zero-based costing techniques, assuming reasonable consumable consumption levels and are estimated as at January 1, 2006. The average operating cost for the life of mine of the Project is US$30.82/t of ore milled. Conversion of the capitalized development costs into an operating cost increases the average life of mine cost to US$34.29/t. In addition, the closure costs are estimated at US$2.1 million, of which US$186,000 is funded through amounts set aside in Aflease Gold's environmental rehabilitation trust.

The Corporation has not accepted the responsibility for funding the Modder East Gold Project or any other project of Aflease Gold. Aflease Gold has been raising funds through the sale of shares, and is expected to raise project debt financing to implement the Modder East Gold Project.

Modder East Gold Project – Current Status

In light of the increase in mineral resources and reserves at Modder East, the Modder East Feasibility Study is currently being re-evaluated at a production rate of 100,000 tpm. The revised, audited feasibility study is expected to be published in Q2 2007.

The mine site has been linked to the municipal water and electricity reticulation, and the localized sewage system was completed in Q3 2006.

Surface construction at the mine site is complete. The infrastructure includes the run-of-mine water dams, access roads, office and workshop site areas, control room building, lamp room, change house, explosives magazines and engineering workshops. The mine site security fencing has been completed and equipped with the necessary guard post buildings and lighting.

The construction of the tailings return water overflow evaporation dam was completed ahead of schedule due to the intersection underground of a larger than anticipated volume of water. All excess water will be contained on site and the dam will ensure that this water is evaporated. The plant site preparation has commenced with the removal of topsoil from the site.

The portal of the decline was completed in Q3 2006 and by February 2007 trackless decline development had advanced a total of 759 metres. The portal has been equipped with substantial storm water pumping and storage facilities and the soil slopes have been grassed and equipped with an irrigation system.

An amended environmental management program was completed and submitted to the DME in Q4 2006. The amendments reflect the increased scope of the Modder East Gold Project from the originally approved environmental management program, as well as the conversion of the Project's "old order" mining right to a "new order" mining right.

The Modder East Gold Project is expected to be completed on schedule, with the first gold pour in the third quarter of 2009.

Exploration and Development

Further drilling will be carried out at Modder East in 2007 (Phase III) in order to test for higher grade extensions to the BPLZ outside the current resource envelope, test the BPLZ in the vicinity of DD59 in order to delineate the extent of the mineralization intersected in the hole and delineate more accurately the new UK9A payshoot identified near the southwest margin of the UC prospect area.

ITEM 5. DIVIDENDS

There have been no dividend payments on the common shares of the Corporation. Holders of common shares are entitled to receive dividends if, as and when declared by the Board of Directors. There are no restrictions on the ability of the Corporation to pay dividends except as set out under its governing statute.

ITEM 6. DESCRIPTION OF CAPITAL STRUCTURE

Common Shares

The Corporation is authorized to issue an unlimited number of common shares, of which 136,646,366 were issued and outstanding as at March 27, 2007.

The holders of the common shares are entitled to one vote for each share held on all matters to be voted on by such holders and are entitled to receive pro rata such dividends as may be declared by the Board of Directors out of funds legally available therefor and to receive pro rata the remaining property of the Corporation on a liquidation, dissolution or winding-up of the Corporation.

Other Securities

As of March 27, 2007, the Corporation also has outstanding:

(a) Series D warrants entitling the holders to purchase an aggregate of 300,000 common shares of the Corporation upon payment of $6.95 per share (of these warrants, 150,000 expire on September 16, 2007, and the balance expire on January 4, 2008);

(b) warrants to purchase 3,876,319 common shares of the Corporation at an exercise price of $3.55 per warrant until September 23, 2008 (these warrants, which were granted in connection with the financing described above under "General Development of the Business - Three Year History", expire on September 24, 2008); and

(c) 155,250 convertible debentures due December 31, 2011 (the "**Debentures**"), each convertible to 50 common shares of Uranium One, representing 7,762,500 common shares.

Description of the Convertible Debentures

On December 20, 2006, sxr Uranium One issued Cdn$155,250,000 aggregate principal amount of Debentures. The Debentures are due on December 31, 2011 and bear interest on the principal amount at the rate per annum of 4.25%, payable semi-annually in arrears on June 30 and December 31 of each year. The Debentures are listed for trading on the TSX under the symbol "SXR.DB".

The following description of the Debentures is a brief summary of their material attributes and characteristics and is qualified in its entirety by reference to the provisions of the December 20, 2007 trust indenture (the "**Indenture**") entered into between sxr Uranium One and Computershare Trust Company of Canada as Indenture Trustee which is available for review under sxr Uranium One's profile on SEDAR. All capitalized terms are as defined in the Indenture unless otherwise defined herein.

The Debentures are general unsecured obligations of sxr Uranium One and are subordinated in right of payment of the principal portion of all present and future senior indebtedness (being secured debt, unsecured bank or other institutional debt, and project debt, or renewals, extensions and refunding of such indebtedness) of sxr Uranium One. The Debentures are direct senior unsecured indebtedness of sxr Uranium One, ranking equally and rateably with all other senior unsecured indebtedness and senior to all subordinated indebtedness of sxr Uranium One.

Each Debenture is convertible into sxr Uranium One common shares at the option of the holder at any time prior to the close of business on the earlier of the business day immediately preceding the Maturity Date or, if called for redemption, on the business day immediately preceding the date fixed for redemption, into 50 sxr Uranium One Common Shares for each Cdn$1,000 principal amount of Debentures, representing a conversion price of Cdn$20.00 per share, subject to adjustment in certain circumstances.

The Debentures may not be redeemed by sxr Uranium One prior to January 1, 2010. On and after January 1, 2010 and prior to the maturity date, the Debentures may be redeemed by sxr Uranium One, in whole or in part from time to time, on not more than 60 days and not less than 30 days prior notice at a redemption price equal to their principal amount plus accrued and unpaid interest, if any, up to but excluding the date set for redemption, provided that the weighted average trading price of the sxr Uranium One common shares on the TSX for the 20 consecutive trading days ending five trading days prior to the date on which notice of redemption is at least 130 percent of the conversion price.

sxr Uranium One has the option, subject to regulatory approval, to satisfy its obligations to repay the principal amount of the Debentures upon redemption or at maturity, provided no event of default under the Indenture has occurred and is continuing at such time, upon not less than 40 days and not more than 60 days prior notice, by issuing and delivering that number of freely tradable sxr Uranium One common shares obtained by dividing the principal amount of the Debentures by 95 percent of the weighted average trading price of the sxr Uranium One common shares on the TSX for the 20 consecutive trading days ending five trading days before the date fixed for redemption or maturity, as the case may be.

Within 30 days of the occurrence of a "Change of Control", defined as the acquisition of voting control or direction over at least $66^2/_3$ percent of the aggregate voting rights attached to the sxr Uranium One common shares then outstanding, sxr Uranium One must commence an offer to purchase all Debentures then outstanding, in whole or in part, at a price equal to 101 percent of the principal amount of the Debentures plus accrued and unpaid interest thereon. In the event of a Change of Control that is a transaction in respect of which 10 percent or more of the aggregate fair market value of the consideration for the transaction consists of the fair market value of (i) cash, (ii) other property or (iii) equity securities that are not traded or scheduled to be traded immediately following such transaction on a recognized stock exchange, holders of the Debentures may elect to convert their Debentures and receive, in addition to the number of sxr Uranium One common shares they otherwise would have been entitled to, an additional number of sxr Uranium One common shares not exceeding the specified amount of common shares per Cdn$1,000 principal amount of Debentures, as further described in the Indenture, and provided that the conversion price is not less than permitted discounts to the market price. The arrangement with UrAsia is not a Change of Control for the purposes of the Indenture.

ITEM 7. MARKET FOR SECURITIES

The common shares of the Corporation are listed on the Toronto Stock Exchange (the "**TSX**") and (since December 19, 2005) the JSE Limited (the Johannesburg stock exchange) under the symbol "sxr" on both exchanges.

The following table sets forth the price ranges and volume of trading of the common shares on the TSX for each month during the year ended December 31, 2006:

Month	High	Low	Volume
	$	$	
January	8.02	5.80	8,105,501
February	8.68	7.03	7,196,798
March	9.50	7.15	13,994,130
April	11.29	9.03	8,246,448
May	11.80	8.30	8,316,189
June	9.87	7.40	12,984,216
July	10.15	8.27	9,289,185
August	9.00	7.63	14,120,741
September	9.48	7.75	19,223,192
October	13.10	7.65	46,371,001
November	14.99	11.85	37,932,970
December	16.90	12.95	23,762,066

ITEM 8. DIRECTORS AND OFFICERS

The following table sets forth, for each of the directors and executive officers of the Corporation, the individual's name, municipality of residence, position held with the Corporation, principal occupation and, in the case of the directors, the period during which the individual has served as a director of the Corporation.

Name and Municipality of Residence	Position with the Corporation	Principal Occupation	Director Since
ANDREW ADAMS (1)(3) Oakville, Ontario	Chairman of the Board	Corporate Director	December 2005
DAVID HODGSON(2)(4) Johannesburg, South Africa	Director	Corporate Director	July 2006
TERRY MACGIBBON (2)(3) Oakville, Ontario	Director	President and CEO FNX Mining Company Limited	December 2005
TERRY ROSENBERG (1)(3) Durban, South Africa	Director	Chairman, Oakbrook Investments (an investment company)	December 2005
MARK WHEATLEY (4) North Manly, New South Wales, Australia	Director	Corporate Director	September 2003
KENNETH WILLIAMSON (1)(2) Dwight, Ontario	Director	Corporate Director	December 2005
NEAL FRONEMAN (4) Springs, South Africa	President, CEO and Director	President and CEO, sxr Uranium One Inc.	December 2005
GREGORY COCHRAN Adelaide, Australia	Executive Vice- President, (Australia and Asia)	Executive Vice-President, sxr Uranium One	-
K. BRUCE K. JONES Edenvale, South Africa	Executive Vice- President, (Projects and Integration)	Executive Vice-President, sxr Uranium One	-

Name and Municipality of Residence	Position with the Corporation	Principal Occupation	Director Since
D. JEAN NORTIER Pretoria, South Africa	Chief Financial Officer	Chief Financial Officer, sxr Uranium One Inc.	-
JOHN M. SIBLEY West Vancouver, Canada.........	Executive Vice- President, General Counsel and Secretary	Executive Vice-President, General Counsel and Secretary of Uranium One	-
ROBERT VAN NIEKERK Benoni, South Africa	Executive Vice-President, (Africa and Europe)	Executive Vice-President of Uranium One	-

(1) Member of the Audit Committee.
(2) Member of the Compensation Committee.
(3) Member of the Corporate Governance and Nominating Committee.
(4) Member of the Environment, Health & Safety and Sustainability Committee.

The principal occupations of each of the Corporation's directors and executive officers within the past five years are disclosed in the brief biographies set forth below.

Andrew Adams, Chairman of the Board and Director. Mr. Adams holds a B.Sc. from Southampton University and qualified as a chartered accountant in the United Kingdom in 1981. Prior to 1999, he was Chief Financial Officer of AngloGold North America Inc. From 1999 to 2003, Mr. Adams was Vice President and Chief Financial Officer of Aber Diamond Corporation. Mr. Adams currently serves as an independent non-executive director of First Quantum Minerals Ltd. and Tahera Diamond Corporation.

David Hodgson, Director. Mr. Hodgson was employed by the Anglo American and DeBeers group of companies for over 30 years. From November 2001 through to his retirement in April 2005, Mr. Hodgson served as Chief Operating Officer for Anglogold Ashanti with responsibility for overseeing the production of approximately six million ounces of gold per annum from a total of 22 operations. He is also a non-executive director of Moto Gold Mines.

Terry MacGibbon - Director. Mr. MacGibbon is a professional geologist. He has been the President and Chief Executive Officer of FNX Mining Company Limited since 1997. Prior thereto, he was employed for 30 years with Inco Ltd., where he was responsible for directing Inco's worldwide exploration activities as Director of Exploration. Mr. MacGibbon currently serves as an independent non-executive director of Major Drilling Group International Inc., Lakeshore Gold Resources and Southern Star Resources.

Terry Rosenberg - Director. Mr. Rosenberg is a South African businessman. He is currently the Chairman of Oakbrook Investments Limited, a South African investment company. From 1992 to 1999, Mr. Rosenberg was Chief Executive Officer and Deputy Chairman of McCarthy Retail, a large South African conglomerate. Prior thereto, he was Chairman of Prefcor Holdings Limited, a holding company for a retail stores business. Prior to 1988, Mr. Rosenberg was Managing Partner of Arthur Andersen & Co. (South Africa) and a partner in Arthur Andersen International S.C. He serves as Chairman of SA Bioproducts (an amino acid company) and Doral Properties (a property development company).

Mark Wheatley - Director. Mr. Wheatley is a corporate director. Since July 10, 2006, Mr. Wheatley has been Managing Director and CEO of BMA Gold Limited. He was CEO of Southern Cross from September 2003 to December 2005 and Chairman of Southern Cross from June 2004 to December 2005. Mr. Wheatley also served as non-executive director of St Barbara Limited from November 2003 to August 2006. Prior to 2003, Mr. Wheatley was General Manager, Corporate Development for

AurionGold Limited (previously Goldfields Limited); prior thereto, Mr. Wheatley held executive positions with Bankers Trust Australia Limited and BHP Limited.

Kenneth Williamson - Director. Mr. Williamson is a corporate director and former investment banker. He joined Midland Doherty in 1980 and continued with the same organization through a series of mergers and acquisitions until after it was acquired by Merrill Lynch in 1998. Mr. Williamson has served as a director of numerous public companies and is currently an independent non-executive director of Goldcorp Inc. and Quadra Mining Ltd., among others. Mr. Williamson is a professional engineer and holds an MBA degree from the University of Western Ontario.

Neal Froneman - President, Chief Executive Officer and Director. Mr. Froneman is the President and Chief Executive Officer of the Corporation and is also chief executive officer and a director of Aflease Gold. He holds a Bachelor of Science in Mechanical Engineering from the University of Witwatersrand in South Africa and is a registered professional engineer. He was the Chief Executive Officer and a director of Uranium One Africa from 2003 to 2005. From 2002 to 2003, Mr. Froneman was Vice President and Head of Operations at Gold Fields Limited and prior to 2002 was Executive Director, Operations at Harmony Gold Mining Company Limited. Mr. Froneman has also held management and executive positions with a number of other companies, including JCI.

Gregory Cochran, Executive Vice-President (Australia and Asia). Mr. Cochran has been Executive Vice President (Australia and Asia) of Uranium One since June 2006. He has over 20 years experience in the international mining industry. Mr. Cochran is a registered professional engineer and holds a MSc. in Mining Engineering and Mineral Economics from the University of the Witwatersrand in South Africa and an MBA from Cranfield University in the UK. He also holds South African mine manager's certificates of competency for both metalliferous and coal mines. Prior to joining Uranium One, he was responsible for global uranium and metallurgical and thermal coal business development activities at Mitsubishi Development (Pty) Limited.

Bruce Jones - Executive Vice President (Projects and Integration). Mr. Jones holds a Bachelor of Science in Mining Engineering from the Royal School of Mines, United Kingdom and is a registered professional engineer. Mr. Jones also holds South African certificates of competency for both metalliferous and coal mining. During 2006, Mr. Jones was Executive Vice President (Africa and Europe); from 2003 to 2005, he was Chief Operating Officer of Uranium One Africa. Over the course of his career, Mr. Jones has held management and executive positions with several other companies, including Harmony Gold, Gecamines and Gold Fields of South Africa.

Jean Nortier - Chief Financial Officer. Mr. Nortier is the Chief Financial Officer of the Corporation and is also chief financial officer and a director of Aflease Gold. Mr. Nortier holds a Bachelor of Commerce (Honours) from Stellenbosch University in South Africa and is a chartered accountant. From 2004 to 2005, he was Chief Financial Officer of Uranium One Africa and served on that company's board of directors from 2002 to 2005. Prior to 2004, Mr. Nortier was managing director of Reitron (Proprietary) Limited, a private corporate finance and private equity consulting business; from 1999 to 2001, he was chief executive officer of the Sovereign Group, the financial services division of TBB Holdings, a South African bank.

John Sibley - Executive Vice-President. Mr. Sibley is the Executive Vice-President, General Counsel and Secretary of Uranium One. Prior to assuming those roles in September, 2006, he was a partner with the Canadian law firm of Davis & Company LLP between 2001 and August 31, 2006; previously thereto Mr. Sibley was a partner with another major Canadian law firm. Mr. Sibley has advised numerous Canadian and foreign companies involved in the mining sector on a wide range of matters including public offerings and mergers and acquisitions. Mr. Sibley was a director of Uranium One Africa from 2003 to 2005.

Robert van Niekerk, Executive Vice President (Africa and Europe). Mr. van Niekerk is the Executive Vice President, Africa and Europe of sxr Uranium One. Mr. Van Niekerk, holds a B.Sc. Mining Engineering from the University of Witwatersrand and joined Uranium One Africa as Executive Vice President in September 2005. Prior thereto, Mr. van Niekerk was employed by Anglo Platinum, as mine manager of the RPM Upper Mine and business manager of Watervaal UG2 Mine; from 2000 to 2001 he was mine manager of Evander 3, 5 and 6 Shafts at Harmony Gold Mining Company.

Directors are elected at each annual meeting of the Corporation's shareholders and serve as such until the next annual meeting or until their successors are elected or appointed.

As at March 27, 2007, the directors and executive officers of the Corporation, as a group, beneficially owned, directly or indirectly, or exercised control or direction over, 1,069,068 common shares of the Corporation, representing approximately 0.78% of the total number of common shares outstanding before giving effect to the exercise of options or warrants to purchase common shares held by such directors and executive officers. The statement as to the number of common shares beneficially owned, directly or indirectly, or over which control or direction is exercised by the directors and executive officers of the Corporation as a group is based upon information furnished by the directors and executive officers.

Audit Committee

The Corporation's Audit Committee is responsible for monitoring the Corporation's accounting and financial reporting practices, the adequacy of its internal accounting systems, controls and procedures and liaising and reviewing accounting matters with the Corporation's external auditors. The Audit Committee is also responsible for reviewing the Corporation's annual audited financial statements, unaudited quarterly financial statements and management's discussion and analysis of financial results of operations for both annual and interim financial statements and review of related operations prior to their approval by the full Board of Directors of the Corporation. A copy of the charter of the Audit Committee is attached to this Annual Information Form as Schedule "A".

The members of the Corporation's current Audit Committee are Mr. Kenneth Williamson (Chairman), Mr. Andrew Adams and Mr. Terry Rosenberg, each of whom was appointed to the Audit Committee on December 27, 2005.

Each of Messrs. Williamson, Adams and Rosenberg are independent and financially literate within the meaning of Multilateral Instrument 52-110 - *Audit Committees.* In addition to being independent as described above, no member of the Committee may receive, directly or indirectly, any consulting, advisory or other compensatory fees or other payments from the Corporation other than annual retainer and meeting fees and regular benefits that other non-employee Directors receive.

The Audit Committee met six times in 2006 and each of Messrs. Williamson, Adams and Rosenberg were present at each meeting.

Relevant Education and Experience

Set out below is a description of the education and experience of each Audit Committee member that is relevant to the performance of his responsibilities as a member of the Committee:

Kenneth Williamson - Mr. Williamson has extensive experience in the investment banking business, having joined Midland Doherty in 1980 and continued with the same organization through a series of mergers and acquisitions until after it was acquired by Merrill Lynch in 1998. Mr. Williamson has served as director of numerous public companies and is currently an independent non-executive director of Goldcorp Inc. and Quadra Mining Ltd., among others. Mr. Williamson holds an MBA degree from the University of Western Ontario.

Andrew Adams - Mr. Adams qualified as a chartered accountant in the United Kingdom in 1981. He was previously Chief Financial Officer of AngloGold North America Inc. and the Vice President and Chief Financial Officer of Aber Diamond Corporation. Mr. Adams currently serves as an independent non-executive director of First Quantum Minerals Ltd. and Tahera Diamond Corporation.

Terry Rosenberg - Mr. Rosenberg holds an MBA degree and has over 25 years experience in accounting and business. Prior to 1988, Mr. Rosenberg was Managing Partner of Arthur Andersen & Co. (South Africa) and a partner in Arthur Andersen International S.C. From 1989 to 1992, Mr. Rosenberg was Chairman of Prefcor Holdings Limited, a holding company for a retail stores business, and from 1992 to 1999, Chief Executive Officer and Deputy Chairman of McCarthy Retail, a large South African conglomerate.

Pre-Approval Policies and Procedures

The Audit Committee's Charter sets out responsibilities regarding the provision of non-audit services by the Corporation's external auditors. The Charter requires the Committee to pre-approve, or adopt appropriate procedures to pre-approve, all audit and permitted non-audit services to be performed by the external auditors and to identify and review the types of non-audit services or mandates that it considers incompatible with the principles underlying the independence of the external auditors.

External Auditor Fees

PricewaterhouseCoopers LLP, Chartered Accountants, the Corporation's external auditors, have prepared the audit report dated March 27, 2007 on the Corporation's audited consolidated financial statements for its most recently completed financial year, December 31, 2006. PricewaterhouseCoopers LLP have advised that they are independent with respect to the Corporation within the meaning of the Rules of Professional Conduct of the Institute of Chartered Accountants of Ontario.

Following are the audit fees, audit-related fees, tax fees and all other fees billed by the external auditors in each of the last two fiscal years:

Fiscal Year	**Audit Fees**[(1)]	**Audit-Related Fees**[(2)]	**Tax Fees**[(3)]	**All Other Fees**[(4)]
	($)	**($)**	**($)**	**($)**
2006	$561,000	-	$136,000	$276,000
2005	$66,500	$39,800	$8,282	$56,390

(1) "Audit Fees" refer to fees billed for audit services.

(2) "Audit-Related Fees" refer to aggregate fees billed for assurance and related services that reasonably relate to the performance of the audit or review of the Corporation's financial statements and are not reported under 'Audit Fees'.

(3) "Tax Fees" refer to fees billed for advice related to tax compliance, tax advice and tax planning.

(4) "All Other Fees" refer to fees billed for services not included in the categories of 'Audit Fees', 'Audit-Related Fees' and 'Tax Fees'. These fees relate to services provided in connection with the reverse take-over of the Corporation by Uranium One Africa in 2005.

Cease Trade Orders, Bankruptcies, Penalties and Sanctions

Other than as disclosed below, no director or executive officer of the Corporation or a shareholder holding a sufficient number of securities of the Corporation to affect materially the control of the Corporation is, or within the ten years prior to the date hereof has been, a director or executive officer of any company (including the Corporation) that, while that person was acting in that capacity, (i) was the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation for a period of more than 30 consecutive days; (ii) was subject to an event that resulted, after the director or executive officer ceased to be a director or executive officer, in the company being the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation for a period of more than 30 consecutive days; or (iii) within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

On July 10, 2006, Mr. Mark Wheatley was appointed Managing Director of BMA Gold Limited ("**BMA**"), a company listed on the Australian Stock Exchange (the "**ASX**"). After a downgrade of resources and reserves, a decision was taken to suspend mining operations and transition BMA back to an exploration company. In concert with the secured lender, the directors of BMA appointed a voluntary administrator on January 30, 2007 to execute management's plans for mine closure and the sale of surplus assets, as the first phase in recapitalizing the company. Trading of the company's shares on the ASX has been suspended since January 29, 2007.

No director or executive officer of the Corporation or a shareholder holding a sufficient number of securities of the Corporation to affect materially the control of the Corporation has, within the ten years prior to the date hereof, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director, officer or shareholder.

Conflicts of Interest

The Corporation owns approximately 71.4% of the voting securities of Aflease Gold, a public company listed on the Johannesburg stock exchange. Two of the Corporation's executive officers, Neal Froneman (who is also a director of the Corporation) and Jean Nortier, are directors and officers of Aflease Gold, and one of the Corporation's executive officers, Robert van Niekerk, is a director and a former officer of Aflease Gold. While the two companies do not have the same geographic, strategic or primary commodity focus, these relationships and associations may nonetheless give rise to actual or potential conflicts of interest relating, among other things, to the allocation of corporate opportunities, and the division by these individuals of their time and effort, between the two companies. Such conflicts will be resolved through the exercise by these individuals of judgment consistent with their respective fiduciary duties to the Corporation, on the one hand, and Aflease Gold, on the other hand. In the event conflicts arise at a meeting of the Board of Directors, a director who has such a conflict will declare the conflict and abstain from voting. In appropriate cases, the Corporation will establish a special committee of independent non-executive directors (drawn from the majority of its members who must at all times be "independent" within the meaning of Multilateral Instrument 52-110 - *Audit Committees*) to review a matter in which one or more directors, or management, may have a conflict.

Except as disclosed in this Annual Information Form, to the best of the Corporation's knowledge there are no other known existing or potential conflicts of interest between the Corporation and any director or officer of the Corporation, except that certain of the directors of the Corporation serve as directors and officers of other public companies and it is therefore possible that a conflict may arise between their duties as a director or officer of the Corporation and their duties as a director or officer of such other companies. Where such conflicts arise, they will be addressed as indicated above.

ITEM 9. LEGAL PROCEEDINGS

The Corporation and its subsidiaries are not a party to any material legal proceedings. However, from time to time, the Corporation and its subsidiaries may become parties to disputes arising in the ordinary course of business.

ITEM 10. INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

Other than the interests of certain directors, officers and shareholders of the Corporation as described elsewhere in this Annual Information Form, none of the directors or officers of the Corporation, nor any associate or affiliate thereof, has had a direct or indirect material interest in any transaction within the three years prior to the date hereof or proposed transaction which has materially affected or will materially affect the Corporation.

ITEM 11. TRANSFER AGENT AND REGISTRAR

The transfer agent and registrar for the Common Shares in Canada is Computershare Trust Company of Canada at its principal office in Toronto, Ontario. The co-transfer agent and registrar is Computershare Investor Services 2004 (Proprietary) Limited at its principal office in Johannesburg, South Africa.

ITEM 12. MATERIAL CONTRACTS

There are no other contracts, other than those disclosed in this Annual Information Form and those entered into in the ordinary course of the Corporation's business, that are material to the Corporation and which were entered into in the most recently completed fiscal year or before the most recently completed fiscal year but are still in effect as of the date of this Annual Information Form.

Material Contracts from January 1, 2005 to March 28, 2007

Share Exchange Agreement dated June 13, 2006 among Aflease Gold, Trinity Asset Management (Proprietary) Limited and Trinity Holdings (Proprietary) Limited

Trust Indenture dated as of December 20, 2006 between sxr Uranium One and Computershare Trust Company of Canada

Arrangement Agreement dated February 11, 2007 between sxr Uranium One and UrAsia

Asset Purchase Agreement dated February 22, 2007 between sxr Uranium One, Uranium One U.S.A. Inc., Uranium One Utah Inc., Uranium One Ventures U.S.A. Inc., Uranium One Exploration U.S.A. Inc. and U.S. Energy, Crested Corp., USECB Joint Venture, Plateau Resources Limited, Plateau Resources Limited, Inc. and U.S. Uranium Ltd.

ITEM 13. INTERESTS OF EXPERTS

KPMG LLP were the external auditors of the Corporation prior to their resignation in January 2006 and the appointment of PricewaterhouseCoopers LLP as successor auditors. KPMG LLP reported on the audited consolidated financial statements of the Corporation for the year ended December 31, 2004, which were filed with the Canadian securities regulators on March 31, 2005.

Information of an economic, scientific or technical nature in respect of the Dominion Uranium Project, the Modder East Gold Project and the Honeymoon Project included in this Annual Information Form is based upon independent technical reports prepared by (i) Dr. Michael Harley, Roger Dixon and Mark Wanless of SRK Consulting in respect of the Dominion Uranium Project; (ii) H. G. Waldeck, Dr. M. Harley and M. Wanless of SRK Consulting and Dr. J.F. Couture of Steffen Robertson and Kirsten (Canada) Inc. in respect of the Modder East Gold Project; and (iii) Victor J. Absolon, Colin E. Bazeley, Glenn Jobling and Philip D. Bush of Mayfield Engineering Pty Ltd., Peter J. Bartsch of Aker Kvaener Australia and Kenneth F. Bampton of Ore Reserve Evaluation Services in respect of the Honeymoon Project, filed by the Corporation during, or relating to, the financial years ended December 31, 2005 and December 31, 2006.

To the best knowledge of management of the Corporation, as at the date hereof, the experts named above did not have any registered or beneficial interest, direct or indirect, in any securities or other property of the Corporation or its predecessor entities when the experts prepared their respective reports.

ITEM 14. ADDITIONAL INFORMATION

Additional information including directors' and officers' remuneration and indebtedness, principal holders of the Corporation's securities and securities authorized for issuance under equity compensation plans will be contained in the management information circular to be prepared in connection with the Corporation's annual meeting of shareholders to be held on June 7, 2007 which will be available on SEDAR at www.sedar.com. Additional financial information is provided in the Corporation's financial statements and management discussion and analysis for the financial year ended December 31, 2006.

SCHEDULE "A"
sxr URANIUM ONE INC.
CHARTER OF THE AUDIT COMMITTEE

sxr Uranium One Inc.

Charter of the Audit Committee of the Board of Directors

1. General

1.1 The Audit Committee (the "Committee") assists the Board of Directors in its oversight role with respect to the quality and integrity of the Corporation's financial statements, the performance, qualifications and independence of the Corporation's independent auditors, the performance of the Corporation's internal audit function and the Corporation's compliance with legal and regulatory requirements.

1.2 The Committee shall have the resources and authority appropriate to discharge fully its functions, duties and responsibilities, including the authority to (i) select, retain, terminate and approve the fees of, and other terms of retention of, special or independent counsel, accountants, auditors or other experts and advisers, and (ii) communicate directly with the internal and independent auditors, as it deems necessary or appropriate in connection with its functions, duties and responsibilities without seeking approval of the Board or management. The Committee will have unrestricted access to management, employees and information it believes will be relevant to the proper discharge of its functions, duties and responsibilities.

1.3 Each member of the Committee will be "independent" and "financially literate" for the purposes of Multilateral Instrument 52-110 - Audit Committees, as amended from time to time("MI 52-110"), and will satisfy such other applicable criteria for independence and financial expertise as may be contained in the laws, rules, regulations and listing requirements to which the Corporation is subject and the applicable Corporate Governance Guidelines of the Board.

1.4 No Director may serve as a member of the Committee if such Director serves on the audit committees of more than two other public companies unless the Board determines that such service would not impair the ability of the Director to effectively serve on the Committee, and discloses this determination in the Corporation's annual proxy circular and statement.

1.5 No member of the Committee may receive directly or indirectly any consulting, advisory or other compensatory fees or other payments from the Corporation other than (a) annual retainer and meeting fees, which may be received in cash, common shares or deferred stock units, and stock options or any other in-kind consideration ordinarily payable to non-employee Directors for serving as a Director and a chair or member of any committee of the Board and (b) other regular benefits that other non-employee Directors receive.

1.6 The Committee will operate under the guidelines applicable to all committees of Board as set out in the Corporate Governance Guidelines of the Board of Directors.

1.7 To the extent that this Charter sets out responsibilities and duties that are in addition to the requirements of MI 52-110, such responsibilities and duties are guidelines, rather than inflexible rules, and the Committee will adopt such additional procedures and standards from time to time as it deems appropriate to help fulfill its responsibilities. Nothing in this Charter is intended to expand applicable standards of liability under statutory or regulatory requirements for directors of the Corporation.

2. Meetings

2.1 The Committee will meet at least quarterly with each of management and the independent auditors, with management not present for an allotted part of the meeting. As part of its job to foster open communication, the Committee will meet periodically with management and the internal accountants in separate executive sessions to discuss any matters that the Committee or each of these groups believe should be discussed privately.

2.2 The Committee may request that any directors, officers or other employees of the Company, or any other persons whose advice and counsel are sought by the Committee, attend any meeting of the Committee to provide such pertinent information as the Committee requests. The independent auditors will be entitled to attend each meeting of the Committee at the Corporation's expense. The Committee may exclude from its meetings any person it deems appropriate.

3. Responsibilities and Duties

3.1 In carrying out its responsibilities and duties, the Committee shall:

Independent Auditors

(1) Have the sole authority to recommend the appointment of the independent auditors and, subject to the nomination of such independent auditors by the Board and the approval thereof by the shareholders, appoint, retain and oversee the work of the independent auditors, and approve the audit fees and other significant compensation to be paid to the independent auditors.

(2) Pre-approve, or adopt appropriate procedures to pre-approve, all audit and permitted non-audit services to be provided by the independent auditors. Pre-approval of non-audit services is satisfied if:

(a) the aggregate amount of non-audit services not pre-approved is expected to constitute no more than 5% of total fees paid by the Corporation and its subsidiaries to the independent auditors during the fiscal year in which the services are provided;

(b) the Corporation or subsidiary did not recognize services as non-audit at the time of the engagement; and

(c) the services are promptly brought to the Committee's attention and approved prior to completion of the audit.

(3) Ensure disclosure of any specific policies or procedures adopted by the Committee to satisfy preapproval requirements for non-audit services by the Corporation's independent auditors.

(4) On a periodic basis and at least annually, review and discuss with the independent auditors all significant relationships the auditors have with the Corporation in order to satisfy itself that the auditors are independent of management. Identify and review the types of non-audit services or mandates that it considers incompatible with the principles underlying the independence of the auditors and approve and provide for disclosure of any material non-audit services provided to the Corporation by the independent auditors.

(5) Review and approve the independent auditors' audit plan and engagement letter. Discuss and approve audit scope, staffing, locations, reliance upon management and internal audit and general audit approach.

(6) At least annually obtain and review a report from the independent auditors a report describing their internal quality control procedures, any material issues raised by their most recent internal quality control review or by any inquiry or investigation within the preceding five years by governmental or professional authorities, including the Canadian Public Accountability Board, respecting one or more audits carried out by the firm, any steps taken to deal with any such issues, and all relationships between the independent auditors and the Corporation including nonaudit services.

(7) Periodically consult with the independent auditors out of the presence of management about significant risks or exposures, internal controls and other steps management has taken to control such risks, and the fullness and accuracy of the Corporation's financial statements. Particular emphasis should be given to the adequacy of internal controls to expose any payments, transaction or procedures which might be deemed illegal or otherwise improper.

(8) Prior to releasing the year-end earnings, discuss the results of the audit with the independent auditors, including matters required to be communicated to audit committees in accordance with the standards established by the Canadian Institute of Chartered Accountants.

(9) Following completion of the annual audit, review separately with each of management and the independent auditors any significant difficulties encountered during the course of the audit, including any restrictions on the scope of work or access to required information or significant disagreements with management and the adequacy of the Corporation's internal controls and any special audit steps adopted in light of material control deficiencies.

(10) Oversee the work of the independent auditors engaged for the purpose of preparing or issuing an audit report or performing other audit, review or attest services for the Corporation, including the resolution of disagreements between management and the independent auditors regarding financial reporting.

(11) Review the performance of the independent auditors and approve any proposed discharge and replacement of the independent auditors when circumstances warrant.

(12) Arrange for the independent auditors to be available to the Committee and the full Board as needed. Ensure that the independent auditors report directly to the Committee and are made accountable to the Committee and the Board, as representatives of the shareholders to whom the auditors are ultimately responsible.

(13) Review and approve hiring policies regarding partners, employees and former partners and employees of the past and present independent auditors.

Review Procedures

(14) Review with management and the independent auditors, and approve, the Corporation's interim financial statements and interim management's discussion and analysis and interim earnings press releases prior to filing or otherwise publicly disclosing this information, and report thereon to the Board.

(15) Review the Corporation's annual audited financial statements and the notes thereto, management's discussion and analysis of financial condition and results of operations and related documents and annual earnings press releases prior to filing or otherwise publicly disclosing this information, and make recommendations to the Board with respect to their approval.

(16) Review the draft annual report, annual information form and such other financial information as may be required by the Corporation to be prepared under applicable legislation and make recommendations to the Board with respect to their approval.

(17) Ensure that adequate procedures are in place for the review of the Corporation's public disclosure of financial information extracted or derived from the Corporation's financial statements, as well as review any financial information and earnings guidance provided to analysts and rating agencies, and periodically assess the adequacy of those procedures.

(18) Review with management prior to distribution news releases or other disclosures containing material financial information that has not been previously reviewed in accordance with the procedures described in this charter.

(19) Periodically and in any event at least annually review the process that management has in place to fulfill the role of the internal audit function.

(20) Ensure that management has in place a process to ensure adherence to the Corporation's Confidentiality, Disclosure and Insider Policy and Complaints (Whistleblower) Policy.

(21) Review at least quarterly or more frequently as circumstances dictate capital and exploration spending in relation to approved budgets.

Financial Reporting Processes/Process Improvements

(22) In consultation with the independent auditors and management, review the quality, integrity and appropriateness of the Corporation's accounting policies and financial reporting processes and internal controls, including a review of the independent auditors' written comments to management regarding these matters, if any, and management's responses to comments, both Internal and external. Review the confirmation of compliance with the Corporation's policies on controls over financial reporting.

(23) Review the principal risks of the businesses of the Corporation and its subsidiaries, associates and joint venturers as identified by management and oversee the implementation and operation of appropriate systems to identify, evaluate and manage such risks, as they affect the Corporation's financial reporting and application of this charter.

(24) Establish and maintain regular and separate systems of reporting to the Committee by each of management and the independent auditors regarding any significant judgments made in management's preparation of the financial statements and the view of each as to the appropriateness of such judgments.

(25) Periodically review and discuss with management and the independent auditors the significance of emerging regulatory and accounting standards and initiatives for the financial reporting of the Corporation.

(26) Review with the independent auditors and management the extent to which changes or improvements in financial or accounting practices, as approved by the Committee, have subsequently been implemented.

Internal Controls and Legal Compliance

(27) Review and assess any reports prepared or caused to be prepared by management regarding internal controls and discuss with management its response, including the status of previous reviews.

(28) At least quarterly, review with the Corporation's counsel any legal matters that could have a significant impact on the Corporation's financial statements, the Corporation's compliance with applicable laws and regulations and inquiries received from regulatory or governmental agencies.

(29) Ensure management has established a system to monitor compliance with the Corporation's Code of Business Conduct and Ethics.

(30) Establish procedures for the receipt, retention and treatment of complaints received by the Corporation regarding accounting, internal accounting controls or auditing matters and the confidential, anonymous submission by employees of concerns regarding questionable accounting or auditing matters.

(31) Review management's reports on directors' and officers' related party transactions and conflicts of interest, if any.

General

(32) Periodically review financial and accounting personnel succession planning within the Corporation and its major subsidiaries.

(33) Perform any other activities consistent with this Charter, the Corporation's by-laws and governing law as the Committee or the Board deems necessary or appropriate.

4. Other Matters

4.1 Annual Assessment. At least annually, the Committee shall review its own performance and reassess the adequacy of this Charter in such manner as it deems appropriate, and report the results thereof, including any recommendations for change, to the Board.

The Committee's role, as described in this Charter, is an important part of monitoring the quality and integrity of the Corporation's financial reporting. This role does not replace the responsibility of the Corporation's management for the preparation and presentation of financial statements in accordance with generally accepted accounting principles, for significant accounting estimates and judgments and for ensuring compliance by the Corporation with applicable laws relating to its financial reporting. Nor does the role of the Committee detract from the responsibility of the auditors to plan and conduct an audit in accordance with Canadian generally accepted auditing standards or from the fact that the independent auditors are ultimately responsible to the Board of Directors and the Committee as representatives of the shareholders.

uraniumone

Management's Discussion and Analysis of Financial Condition and Results of Operations

Set out below is a review of the activities, results of operations and financial condition of sxr Uranium One Inc. ("Uranium One") and its subsidiaries for its 2006 and 2005 financial years, together with certain trends and factors that are expected to impact its 2007 financial year. This information is presented as of March 28, 2007. The discussion below should be read in conjunction with the audited consolidated financial statements of Uranium One for the years ended December 31, 2006 and 2005 and the notes thereto (referred to herein as the "consolidated financial statements").

Uranium One's consolidated financial statements and the financial data set out below have been prepared in accordance with Canadian generally accepted accounting principles. All amounts in this report are in US dollars, except where otherwise indicated.

The common shares of Uranium One are listed on the Toronto and Johannesburg stock exchanges. Uranium One's convertible unsecured subordinated debentures due December 31, 2011 are also listed on the Toronto Stock Exchange. The shares of Uranium One's subsidiary, Aflease Gold Limited, are listed on the Johannesburg stock exchange.

This Management Discussion and Analysis includes certain forward-looking statements. Please read the cautionary note at the end of this report.

GENERAL

Uranium One is a Canadian corporation engaged through subsidiaries in the acquisition, exploration and development of properties for the production of uranium in South Africa, Australia, Canada and the United States and gold in South Africa. In January 2006, a subsidiary of the Corporation completed the reverse takeover of Sub Nigel Gold Mining Company Limited ("Sub Nigel"). Sub Nigel, which retained its listing on the Johannesburg stock exchange, was subsequently renamed Aflease Gold Limited ("Aflease Gold"). Aflease Gold owns the Modder East Gold Project, as well as the South African gold assets of the former Sub Nigel.

Uranium One's principal assets are the Dominion Uranium Project in South Africa, the Honeymoon Uranium Project in Australia and, through its approximately 67.8% owned subsidiary, Aflease Gold Limited, the Modder East Gold Project in South Africa

2006 Highlights

Financial

- Total revenue of $3.3 million in 2006, compared to $2.7 million in 2005 primarily due to a higher realized gold price
- In line with expectations, an operating loss of $50.7 million and net loss of $43.1 million (38.33 cents per share) compared to an operating loss of $27.3 million and net loss of $41.7 million (58.67 cents per share) primarily due to general and administrative expenditures as well as exploration expenditures
- Increase of $131.8 million in non-current assets to $290.3 million at December 31, 2006 from $158.5 million at December 31, 2005 primarily as a result of additions to property, plant and equipment at Dominion, Honeymoon and at Modder East.
- Cash balances rose to $327.5 million as at December 31, 2006 from $10.9 million as at December 31, 2005 primarily due to the issuance of common shares and a convertible debenture during the year

Dominion Uranium Project

- Completion of feasibility study on Phase 1 and preliminary assessment on Phase 2; commencement of conceptual studies on Phases 3 and 4 of the Project
- Continued progress towards hot commissioning of the Dominion uranium plant, leading to the commissioning of the atmospheric leach section in February 2007
- Significant increase in uranium resources:
  - Indicated U_3O_8 resources of 36.4 million tonnes grading 0.81 kg/t, containing 64.9 million pounds U_3O_8, representing a 303% increase during the year
  - Inferred U_3O_8 resources of 219.4 million tonnes grading 0.38 kg/t, containing 183.6 million pounds U_3O_8, representing a 25% increase during the year
- Receipt of new order mining right at Dominion
- Receipt of prospecting permits adjacent to Dominion resulting in a substantial increase in exploration potential on the shallow strike extensions
- Agreed terms for the sale of 4.7 million pounds of U_3O_8 between 2008 and 2012 to western utilities with market-related pricing and escalating floor price protection

Honeymoon Uranium Project

- Completion of a feasibility study and commencement of Project construction

Aflease Gold Limited

- Completed the reverse takeover of Sub Nigel Gold Mining Company Limited
- Share exchange agreement for the acquisition, at the election of Aflease Gold, of between 7.5 million and 13 million shares of Randgold and Exploration Ltd.
- Completion of a feasibility study for the Modder East Gold Project and commencement of Project construction

Capital Raising

- Completed a private placement in February for net proceeds of $137.6 million
- Completed a common share prospectus offering in October for net proceeds of $143.4 million
- Completed a convertible debenture prospectus offering in December for net proceeds of $128.9 million
- Through a subsidiary, raised ZAR 350.0 million (approximately $45.1 million) under a futures-related term facility entered into with Nedcor Securities of South Africa

Other

- Continued to strengthen and expand the Board and senior management team to accommodate corporate growth and development

Proposed Acquisitions

UrAsia Energy Ltd.
On February 12, 2007, Uranium One and UrAsia Energy Ltd. ("UrAsia") entered into a definitive arrangement agreement under which Uranium One will acquire all of the outstanding common shares of UrAsia. The business combination will be effected by way of a court-approved plan of arrangement under section 288 of the Business Corporations Act (British Columbia). Under the terms of the arrangement, all holders of UrAsia shares will receive 0.45 Uranium One shares for each UrAsia common share held. It is expected that the current shareholders of Uranium One will own approximately 40% and the current shareholders of UrAsia will own approximately 60% of the combined company after giving effect to the arrangement. Each UrAsia warrant and stock option, which previously gave the holder the right to acquire common shares of UrAsia, will be exchanged for warrants or stock options which gives the holder the right to acquire common shares of Uranium One, at a ratio of 0.45 Uranium One warrant or stock option for every UrAsia warrant or stock option, with all other terms of such warrants or stock options remaining unchanged. Subject to Uranium One shareholder approval, the combined company will change its corporate name and continue under the name Uranium One Inc.

The combination is subject to, among other things, approval by a two-thirds majority of the votes cast by holders of UrAsia common shares and applicable Canadian regulatory and court approvals. The transaction is expected to close during the second quarter of 2007. If the combination does not occur under certain circumstances, UrAsia has agreed to pay Uranium One a break fee of $90.0 million. A break fee of $60.0 million is payable by Uranium One if UrAsia terminates the agreement as a result of certain material breaches of the agreement by Uranium One which are not curable.

Based on publicly disclosed information at the time of the announcement and as set out in the Corporation's press release of February 12, 2007, the combined company is expected to have combined attributable annual production in 2008 in excess of 7 million pounds U_3O_8, estimated cash operating costs of approximately $10 to $12 per pound in steady state and attributable proven and probable reserves of 48.7 million pounds U_3O_8 (comprising 2.8 million tonnes grading 0.057% U containing 4.1 million lbs of U_3O_8, 9.0 million tonnes grading 0.057% U containing 13.3 million lbs of U_3O_8, and 18.5 million tonnes grading 0.77 kg/tonne containing 31.3 million lbs of U_3O_8).

In addition, the combined company is expected to have attributable indicated resources of 100.9 million pounds U_3O_8 (comprising 12.0 million tonnes grading 0.057% U containing 17.8 million lbs of U_3O_8, 0.8 million tonnes grading 0.201% U containing 4.1 million lbs of U_3O_8, 36.4 million tonnes grading 0.81 kg/tonne containing 64.9 million lbs of U_3O_8, 3.4 million tonnes grading 0.16 kg/tonne containing 1.2 million lbs of U_3O_8, 1.2 million tonnes grading 2.40 kg/tonne containing 6.5 million lbs of U_3O_8, 1.2 million tonnes grading 0.74 kg/tonne containing 2 million lbs of U_3O_8 and 1.7 million tonnes grading 1.20 kg/tonne containing 4.4 million lbs of U_3O_8). Furthermore, combined attributable inferred resources are expected to be 268.5 million pounds of U3O8 (comprising 6.8 million tonnes grading 0.062% U containing 10.9 million lbs of U_3O_8, 40.4 million tonnes grading 0.043% U containing 43.5 million lbs of U_3O_8, 9.2 million tonnes grading 0.095% U containing 22.6 million lbs of U_3O_8, 219.4 million tonnes grading 0.38 kg/tonne containing 183.6 million lbs of U_3O_8 and 12.0 million tonnes grading 0.30 kg/tonne containing 7.9 million lbs of U_3O_8).

The combined company would also have a *pro forma* cash balance of approximately $389.0 million as at December 31, 2006.

Shootaring Canyon Uranium Mill and Associated Properties
On February 23, 2007, Uranium One entered into a definitive agreement with U.S. Energy Corp. for the purchase of the Shootaring Canyon Uranium Mill in Utah, as well as a land package comprising approximately 38,763 acres of uranium exploration properties in Utah, Wyoming, Arizona and Colorado and a substantial database of geological information for consideration equal to 6,607,605 Uranium One common shares plus the sum of $750,000 in cash paid by Uranium One on the execution of a July 2006 exclusivity agreement with the vendor. The purchase agreement provides for further payments by Uranium One of $20.0 million upon the Shootaring Canyon Mill reaching commercial production and $7.5 million on the first delivery to the Mill after commercial production of mineralized material from any of the purchased properties. In addition, U.S. Energy Corp. will receive a royalty equal to 5% of the gross proceeds from the sale of commodities produced at the Mill, to a maximum amount of $12.5 million.

The purchase agreement also provides for the assignment of U.S. Energy Corp's right to receive $4.1 million in cash and 1.5 million common shares of Uranium Power Corp. ("UPC") after closing under a purchase and related joint venture agreement between U.S. Energy and UPC relating to certain of the purchased properties for a cash payment equal to a 5.25% annual discount rate applied to $4.1 million plus the value of such shares (determined with reference to the weighted average closing price thereof on the TSX Venture Exchange prior to closing). In addition, Uranium One will on closing reimburse U.S. Energy Corp. for certain exploration expenditures relating to the purchased properties and incurred since July 2006.

Closing of the purchase agreement is subject, among other things, to receipt of applicable U.S. state and federal regulatory approvals.

The Shootaring Canyon Mill is an acid leach facility with a 750 tons per day throughput capacity that could be upgraded to an estimated throughput of 1,000 tons per day. There is also the potential to add a vanadium processing circuit to the existing Mill infrastructure. The Mill has been mothballed since 1982; approximately $33.0 million would be required to refurbish the Mill, including the addition of the vanadium circuit. The purchased assets include a 50% interest in the Sheep Mountain property in Wyoming, which contains an inferred uranium mineral resource of 4.56 million tonnes, grading 0.17% U_3O_8 equivalent (15.6 million pounds of contained metal).

Dominion Uranium Project

The Dominion Uranium Project is situated in the North West Province of South Africa, approximately 150 kilometres west-southwest of Johannesburg. The Dominion Uranium Project is operated by the Corporation's Uranium One Africa Limited subsidiary ("Uranium One Africa"). The processing of uranium ore utilizing the atmospheric leach circuit of the Dominion uranium plant commenced on February 28, 2007.

Feasibility Study

On July 28, 2006, Uranium One announced the details of the Dominion Project, Phase 1 feasibility study as well as a preliminary assessment of Phase 2 of the project, which considered a 30 year mine life. As part of the feasibility study, a probable reserve was declared of 18.5 million tonnes at a U_3O_8 mill head grade of 0.77 kg/t, containing 31.3 million pounds of U_3O_8, and a gold mill head grade of 0.99 g/t, containing 589,000 ounces.

The feasibility study evaluated Phase 1 as an underground mine utilizing a metallurgical plant with a designed production capacity of 200,000 tonnes per month. The uranium processing plant will be integrated with the existing carbon-in-leach gold plant utilized by the former Bonanza project. During Phase 1, the Dominion Uranium Project is expected to process 18.5 million tonnes through the mill at an average mill head grade of 0.77 kg/t of U_3O_8 and recover a total of 27.2 million pounds of U_3O_8 and 0.5 million ounces of gold. Phase 1 is designed to treat 2.4 million tonnes per annum, yielding an annual average of 3.8 million pounds of U_3O_8 during steady state production (expected to occur between 2011 and 2014), with a maximum production of 4.3 million pounds of U_3O_8 in 2012. The average cash operating cost over the life of Phase 1 is expected to be $14.50 per pound U_3O_8, net of gold by-product credits.

The estimated construction capital to establish the full design capacity of 200,000 tonnes per month for Phase 1 to be incurred by the end of 2007 was $179.8 million. Of this amount, $106.0 million had been spent by December 31, 2006. Ongoing capital over the life of Phase 1, which will be incurred from January 1, 2008 onwards, amounts to $63.8 million.

Total royalties payable are estimated at $44.9 million for Phase 1 (starting from May 1, 2009) based on draft legislation proposed by the government of South Africa in 2003. The South African government has recently proposed to alter the royalty rates proposed in 2003 from 2% and 3% for uranium and gold, respectively, to 1.5% for refined gold and uranium oxide. Total taxes payable are estimated at $341 million for Phase 1, based on a sliding scale of taxes under current South African legislation. The total undiscounted cash flow for Phase 1 is estimated to be $375.1 million.

The feasibility study used as a base case a U_3O_8 price of $46.50 per pound, a gold price of $629 per ounce and a ZAR/US dollar exchange rate of ZAR 6.585 per US dollar. The ZAR/US dollar exchange rate on March 23, 2007 was ZAR7.22/$ and the spot prices for uranium oxide and gold were $91 per pound and $655 per ounce, respectively, which are higher than the assumptions used in the feasibility study.

Since the majority of Uranium One's costs are denominated in ZAR and the Corporation's Uranium One Africa subsidiary is required by the South African Reserve Bank to convert the proceeds of gold sales to ZAR, the gold price used in the Phase 1 feasibility study was first determined in ZAR and then converted into US dollars at the currency exchange rate of ZAR6.585 per US dollar, which was the exchange rate in effect at the time the Phase 1 feasibility study was prepared.

The after-tax, internal rate of return ("IRR") for Phase 1 was estimated to be 32% and the after-tax net present value was estimated to be $184 million at an 8% discount rate. Project payback from the commencement of Phase 1 construction is estimated to be five years.

Phase 2 of the Project has been designed to maintain throughput at 200,000 tonnes per month. Phase 2 contemplates mining the remaining indicated resources, as well as a portion of the inferred resources, resulting in a total mine life of 30 years.

An independent technical report summarizing the feasibility study entitled "Dominion Uranium Project, North West Province, Republic of South Africa" dated August 1, 2006 and amended October 26, 2006 prepared by Dr. Michael Harley and Roger Dixon of SRK Consulting (South Africa) Pty Limited is available for review on SEDAR at www.sedar.com. The authors are independent qualified persons within the meaning of NI 43-101.

Possible Production Expansion

Conceptual studies on Phases 3 and 4 of the Project are currently being undertaken and are scheduled to be completed by the end of Q2 2007. Phase 3 and Phase 4 consider an increase in throughput capacity from 200,000 tonnes per month to an effective 400,000 tonnes per month.

Initial work on the conceptual mine design indicates that it may be possible to produce at the rate of 300,000 tonnes per month by 2010 and at 400,000 tonnes per month by 2012. This ramp-up in tonnage is expected to be achieved by the development of the Dominion 3 and Dominion 4 decline areas in the north of the Dominion Section, with a combined throughput capacity of 100,000 tonnes per month, and by sinking a vertical shaft (No. 1 Vertical Shaft) in the Rietkuil Section. A second vertical shaft in the Dominion Section and a possible third vertical shaft in the Rietkuil Section could provide replacement tonnage.

A definitive cost estimate for expanding the plant capacity to 300,000 tonnes per month is being conducted by Bateman Africa. This expansion would include the addition of a semi-autogenous grinding mill, a separate 100,000 tonne per month counter-current decantation circuit, an additional autoclave, boiler and the expansion of the present solvent extraction circuit. The existing design and plant lay-out would allow for this expansion, with full integration into the existing plant.

A further increase in effective plant capacity to 400,000 tonnes per month would require the introduction of radiometric ore sorting to be conducted after primary crushing. A 120 tonne per hour radiometric sorting pilot plant has been ordered at a cost of $4.3 million and is expected to be commissioned by the end of 2007.

Development

The development of the Rietkuil 1 decline was started from surface in January 2006 after completion of the bulk earthworks of the portal excavation. The Rietkuil Inclined Shaft was partially re-commissioned and de-watered to facilitate decline development on 2, 3 and 4 levels. As at February 28, 2007, capital development of 2,087 metres had been achieved; reef and waste development for the same period were 889 metres and 614 metres, respectively. The decline from surface reached the 2 and 3 levels during Q3 and Q4 of 2006, respectively, and now represents a continuous development tunnel of 1,241 metres in length and 188 metres vertically below surface. Underground ledging and stoping operations started in January 2007. The partial re-commissioning and de-watering of the Rietkuil Inclined Shaft has now been completed to below 6 level.

The bulk earthworks of the Dominion 1 portal excavation started in January 2006 and the development of the decline commenced in mid-February. At February 28, 2007, capital development of 1,227 metres had been achieved; reef and waste development for the same period were 490 metres and 107 metres, respectively. Development on 1 level commenced during Q4 2006. De-watering of the historical Dominion underground workings started in April 2006 and is now below the historical 4 level. A new pump station was established on 4 level during February 2007. The power supply from the national network was commissioned in February 2007.

The excavation of the portal at the Dominion 2 decline commenced in February 2006 and development of the decline started in May 2006. As at February 28, 2007, capital development of 325 metres had been achieved; reef and waste development for the same period were 605 metres and 72 metres, respectively. From the end of Q3 2006 the development of the Dominion 2 decline has been affected by poor ground conditions, associated with a fault. Additional ground support, in the form of closely spaced sets, is required to develop through this ground. Implementation of the additional ground support is 80% complete and it is expected that normal development will resume early in Q2 2007. The construction work of the critical surface infrastructure to support the underground operations has progressed well; the power supply for the D2 decline from the national network was commissioned in March 2007.

Permitting

The "new order" mining right for the Dominion Uranium Project, and its environmental management program, were approved on October 28, 2006. The Project also received an additional water discharge permit from the South African Department of Water Affairs and Forestry to release an additional 70 litres per second. This permit is in addition to the water use license granted on July 6, 2006.

During August 2005, Uranium One Africa applied to the National Nuclear Regulator (NNR) for a Certificate of Registration ("CoR") covering all aspects of the Project's mining and prospecting activities. A limited CoR was issued in due course on February 1, 2007. In accordance with the applicable South African procedures, Uranium One Africa has submitted several authorization change requests ("ACR's") covering subsequent stages of the Project. Upon approval, the ACR's will form part of the current CoR and will include, among other things, a full Public Hazardous Assessment and a Radiation Protection Programme, and the initial CoR will be amended to a full CoR. In March 2007, Uranium One Africa submitted another application for a CoR covering prospecting activities under the additional prospecting rights granted in the Ottosdal area.

Uranium One Africa has established its own assay laboratory in Q1 2007 to provide an on-site capability for the assaying of underground and plant samples.

Several external assay laboratories normally utilized by Uranium One Africa are awaiting the granting of their CoR's. Uranium One Africa will utilize these external assay laboratories to assay drilling results to delineate additional resources. These laboratories expect to receive their CoR's shortly.

Metallurgical Plant Construction

Construction of the uranium plant was approximately 96% complete at the end of February 2007. The crushing, milling, densification, water, air, steam and reagent services have been commissioned. The atmospheric leach circuit was commissioned on February 28, 2007 and the pressure leach circuit, including the first of two autoclaves, is expected to be commissioned during Q2 2007. Processing of underground uranium ore commenced on February 28, 2007 and throughput is being supplemented by uranium and gold bearing slime from the Dominion dump resource.

Sales contracts

During the fourth quarter of 2006 and early in 2007, Uranium One negotiated terms for the sale of approximately 4.7 million pounds of U_3O_8 from Dominion in the 2008-2012 period under five separate sales contracts. This represents 28% of the planned production of the Dominion Uranium Project over that period. Pricing is market-related at the time of delivery, with escalating floor price protection and without any caps.

Resources and Exploration

Surface exploration drilling was the primary exploration activity in the Dominion and Rietkuil Sections during 2006. During the first quarter, exploration drilling focused on delineating indicated resources to support the Phase 1 feasibility study near surface (less than 500 metres below surface) in the areas where the current declines (Dominion 1, Dominion 2 and Rietkuil 1) are being developed. Results from these boreholes were used to compile a resource update which was announced by Uranium One on June 14, 2006.

Throughout the remainder of 2006, surface exploration drilling continued and exploration was increased from 12 drill rigs in January to 24 drill rigs by December. This was accompanied by an increase in the monthly metres drilled, from approximately 4,000 metres per month to 10,000 metres per month. The primary focus of the drilling is on converting resources from the inferred category to the indicated category through further extension and delineation of already identified higher-grade pay shoots to depths greater than 500 metres. By October 15, 2006, a total of 164 boreholes had been drilled and the analytical results received and validated. These results were used to compile a resource update which was released by Uranium One on January 17, 2007. The revised resource information is contained in an updated technical report which is available on SEDAR at www.sedar.com.

As a result of exploration activity during the year, as at December 31, 2006, indicated U_3O_8 resources at Dominion totalled 36.4 million tonnes grading 0.81 kg/t, containing 64.9 million pounds U_3O_8, representing a 303% increase in contained pounds of uranium in the indicated category during the year, and inferred U_3O_8 resources totalled 219.4 million tonnes grading 0.38 kg/t, containing 183.6 million pounds U_3O_8, representing a 25% increase in contained pounds of uranium in the inferred category during the year. As at December 31, 2006, gold resources at Dominion totalled 1.1 million ounces in the indicated category, grading 0.91 g/tonne (a 206% increase in indicated resources since 2005) and 4.8 million ounces in the inferred category, grading 0.67 g/tonne (a 115% increase in inferred resources since 2005). In addition to the Dominion Reefs, an evaluation of the Dominion Dumps was undertaken between May and November 2006. An Indicated resource of 3.4 million tonnes, grading at 0.16 kg/tonne uranium and 0.51 g/tonne gold, containing 1.2 million pounds of U_3O_8 and 55,000 ounces of gold was declared.

During the 2006 financial year, 78,420 surface exploration drilling metres were completed on the Rietkuil and Dominion sections, for a total of 97,595 metres for the project to date. An estimated 75,000 metres of drilling is scheduled at the Rietkuil and Dominion sections in 2007. The objective of this program is to further delineate the down-dip extensions of identified high grade zones, as well as to confirm and delineate the newly identified high grade ore-shoots. Exploration will also be undertaken in extension areas not currently classified as resources.

Ottosdal Exploration Area

The Ottosdal exploration area has been identified as the western extension of the Dominion Reefs, adjacent to the current project area. Prospecting rights have been formally granted to Uranium One over some 57,565 hectares of the adjacent property. Applications for an additional 37,124 hectares have been lodged with the Department of Minerals and Energy; of these, the Department has accepted for evaluation applications covering 16,815 hectares. Desktop studies on historical information have been conducted and preliminary drilling targets have been identified and it is anticipated that on site exploration activities will commence during the second quarter of 2007. No resource estimates currently exist for this area.

Gold Exploration Areas

Approximately 10,098 metres of drilling was performed in 2006 in the Bonanza area and the Outer and the Inner Basins to identify potential new gold targets. During 2007, a further 25,000 metres of drilling is planned for these areas, pending receipt of positive results from initial target drilling.

Black Economic Empowerment

On June 7, 2005, Uranium One Africa and Micawber 397 (Proprietary) Limited ("Micawber 397") entered into a definitive purchase and sale agreement, a management and skills transfer agreement and a joint venture agreement. Pursuant to these agreements, Uranium One Africa agreed to sell to Micawber 397 an undivided 26% interest in the Dominion Uranium Project and the Bonanza Gold Project. The parties agreed to contribute their interests in the assets to a joint venture, to be managed by Uranium One Africa, and to fund the development and operation of those assets in accordance with their respective joint venture interests. In addition, Uranium One agreed to lend to Micawber 397 the funds that Micawber 397 is required to contribute under the joint venture agreement. The aggregate amount of that loan, plus accrued interest, is repayable from Micawber 397's share of joint venture profits. The purchase price payable by Micawber 397 for its 26% interest is an amount in cash equal to 26% of the net present value of the Dominion and Bonanza assets at the date (not later than three years after receipt by Micawber 397 of its first joint venture distribution) when Micawber 397 elects to pay at least 20% of the purchase price. After payment of the first 20% tranche, Micawber 397 is obliged to pay at least 20% of the purchase price during each subsequent three year period until the purchase price is paid in full. The Micawber 397 transaction will be accounted for in Uranium One's financial statements when the risks and rewards of the transaction are deemed to have passed to Micawber 397.

Bonanza Gold Project

The Bonanza Gold Project is a small, primary gold project with secondary uranium by-product potential and was operated as a component of the Dominion Uranium Project.

During 2006, a surface exploration drill program comprising 17 boreholes totalling 3,486 metres of diamond drill core, was completed at Bonanza. The exploration results were used to refine and update the existing geological model. During the year, in line with Uranium One's decision to expedite development of the Dominion Uranium Project, equipment and trained production crews were relocated from Bonanza and the gold plant was also taken out of production intermittently for the purpose of integrating it with the Dominion uranium plant. Mining operations at Bonanza South were terminated in February 2007.

Honeymoon Uranium Project

The Honeymoon Uranium Project is located in the north-eastern section of the State of South Australia, approximately 75 kilometres northwest of Broken Hill on mining lease 6109. The mining lease has a term of 21 years from February 27, 2002.

During the year, an updated mineral resource estimate and a feasibility study were published on the Project. Based on the results of the feasibility study, Uranium One's board of directors approved the development of the Honeymoon Uranium Project on August 28, 2006.

Feasibility Study

An updated resource estimate for the Honeymoon Uranium Project was completed in June 2006. The updated estimate shows an indicated resource of 1.2 million tonnes at an average grade of 0.24% U_3O_8, containing 2,900 tonnes (6.5 million pounds) of U_3O_8.

The resource estimate was included in a cost and engineering feasibility study completed by Aker Kvaerner Australia and Mayfield Engineering in July 2006. An independent technical report summarizing the feasibility study, entitled "Honeymoon Uranium Project – Summary of Feasibility Study 400 tpa U_3O_8 Equivalent" dated July 31, 2006 prepared by Victor J. Absolon, Colin E. Bazeley, Glenn Jobling and Phillip D. Bush of Mayfield Engineering Pty Ltd., Peter J. Bartsch of Aker Kvaerner Australia and Kenneth F. Bampton of Ore Reserve Evaluation Services, is available for review on SEDAR at www.sedar.com. The authors are independent qualified persons within the meaning of NI 43-101.

The feasibility study evaluated the Honeymoon Uranium Project as an in situ leach mine with an annual production rate of 400 tpa U_3O_8 equivalent. The project has a life of approximately seven years, including the initial construction period; the actual mine life is between five and six years. The total estimated cost of the Honeymoon Uranium Project is $35.9 million, comprising $23.6 million in direct capital costs, $4.2 million in indirect capital costs and $8.1 million in owner's capital costs. Of this amount, $1.2 million was spent up to December 31, 2006.

The feasibility study used as a base case a U_3O_8 price of $46.50/lb and an exchange rate of 0.75 US dollars per Australian dollar. Using these assumptions, the after-tax IRR for the Honeymoon Project was estimated to be 40%; the base case produces a project NPV of $38 million at an 8% discount rate, and a payback period of 2.9 years from the commencement of construction. The US dollar/Australian dollar exchange rate on March 23, 2007 was 0.81 and the spot price for uranium oxide $91 per pound.

Development

Work is proceeding on infrastructure for the Honeymoon Uranium Project. Staff quarters to provide on-site accommodation for 50 employees have been installed along with transportable buildings to provide additional office space. Sewage and water treatment plant have been ordered and are due for delivery at the end of March 2007.

The access road upgrade design was completed early in 2007, tenders were called and a contract has been let. The road works will require the approval of the local authorities for the clearance of two hectares of native vegetation. This approval process has proven to be slow and some delay is anticipated in the commencement of the road work. This should not influence the overall project schedule.

Proposals for the construction of a power line from Broken Hill were evaluated at the beginning of 2007, and the successful tenderer was notified in March 2007. Difficulties in obtaining easements for the power line have been encountered. Consequently, a miscellaneous purposes licence is to be sought for the power line route to bring the matter under the provisions of the Mining Act. This will, among other things, require an environmental assessment of the power line route and the submission of a mining and rehabilitation program for the power line construction.

The evaluation of ion exchange by the Australian Nuclear Science and Technology Organisation (ANSTO) was completed during the fourth quarter of 2006. After analyzing the results, it was determined that this alternative did not warrant further investigation.

A cost study completed by Bateman Advanced Technologies indicated that the Bateman pulsed columns have both cost and operating advantages over conventional mixer-settlers for solvent extraction at Honeymoon. A field test program was initiated to obtain data on the performance of the columns on Honeymoon solutions. This data will allow Bateman to provide process guarantees for the performance of the columns. Detailed design of the columns is well underway.

The Australian federal government renewed the Corporation's Uranium Export Licence for the Honeymoon Uranium Project at the end of 2006, granting the project a ten year licence commencing January 1, 2007. This means that Uranium One will not be required to renew this licence during the anticipated life of the mine. Applications for approval of a number of Project-related plans and programs have been submitted to the relevant governmental authorities and approvals are expected to be granted in due course.

An engineering, procurement and construction management ("EPCM") contract was awarded to Bateman Engineering in January 2007 after a competitive tender process. Bateman mobilised its project team during January and hand over and contract strategy meetings were held to establish the foundation of the EPCM contract. Plant design is now in its final phases and it is anticipated that site mobilisation will commence around mid-year.

Resources and Exploration

Honeymoon

As indicated above, an updated NI 43-101 resource estimate was completed for Honeymoon in June 2006, showing an indicated resource of 1.2 million tonnes at an average grade of 0.24% U_3O_8 containing 2,900 tonnes (6.5 million pounds) of U_3O_8.

The final delineation drilling programme which infilled the entire resource to 40 metre spacing comprised 229 rotary mud holes and seven core holes. All holes were logged with PFN and sophisticated wireline tools to accurately measure grade and to characterize geology. A detailed sedimentological analysis was undertaken on both core and wireline logs, which resulted in the generation of a three-dimensional model which recognized five separate sand-clay packages within the basal aquifer. This will allow optimization of a commercial wellfield as each of these mineralized packages has its own hydro-geological characteristics.

Native Title

The Corporation entered into a new native title agreement with the Adnyamathanha People under Part 9B of the *Mining Act 1971* (South Australia) in respect of various exploration and mining retention licences. As a result of this agreement, a cultural heritage assessment was undertaken at the Billeroo property by representatives of the Adnyamathanha People and Uranium One together with a specialist heritage/anthropological consultant prior to a recent drilling program. This agreement is expected to streamline such assessments in the future.

Billeroo

During the year, 97 rotary mud holes (12,872 metres) were drilled in the Billeroo area and in the area immediately north of the Goulds Dam prospect. The aim of this drilling program was to assess the potential of the historic Billeroo mineralisation to host economic mineralization which could possibly be co-mined with Goulds Dam. The results from this drilling were disappointing and the prospectivity of this area has accordingly been significantly downgraded.

Ethiudna

A total of 479 gravity stations were collected over EI 2896 ("Ethiudna"), which is being explored under a joint venture with Equinox Resources Limited. This survey revealed a series of discrete gravity lows interpreted to be structurally controlled embayments into the Billeroo Palaeochannel floor. The uranium anomaly and thick sand package encountered in ETH017 is coincident with one of these features. This morphology and position close to the potential sub-cropping source rocks is comparable to the Beverley and Four Mile deposits. Seven new exploration targets have been identified by this survey. A contract with GPX Airborne was signed in Q4 of 2006 to fly a REPTEM™ AEM survey over the area in Q1 of 2007 to map palaeodrainage and refine drill targets. A drilling program to test these new targets will be proposed for 2007.

In February 2007, Ethiudna's exploration licence expired having reached its full five year term. A replacement exploration licence to cover the entire area has been applied for by Equinox, who hold the tenure. A letter of offer for a replacement has been received and accepted by Equinox from PIRSA, thus now making the replacement a matter of due process.

Honeymoon Granite

Two core holes were successfully drilled into the northern margin of the uraniferous Honeymoon Granite, targeting a conductive feature which might represent primary uranium mineralisation. A total of 640.8 metres were drilled, of which 284.2 metres were cored. No primary uranium mineralisation was encountered in this location; however, the conductive anomaly was explained by abundant pyrrhotite. Assays of the cored granite from the first hole returned up to 78ppm uranium; this hole was 2 kilometres north of the original hole which recorded 76ppm uranium in 2002. Future exploration will focus on the margin where the oxidized granite has intruded directly into heavily reduced metasediments.

Karkarook
Fieldwork at Karkarook (EL 3214) which is held under joint venture with Oliver Geological Services Pty Ltd. included collection of 133 detailed gravity stations on a 500 metre grid over the southern portion of the licence area. In addition, three lines of deep-sounding induced polarisation SEARCH-IP™ were conducted over the Driver River uranium anomalies for a total of 8 line kilometres. These geophysical techniques have been used to interpret the structural architecture and the solid geology of the basement in addition to mapping zones of more resistive potential alteration.

One deep diamond core drill hole was drilled on Karkarook for a total of 672 metres in January 2007. This hole was drilled as an orientation hole to truth the geophysical model, characterise the geology of the Itiledoo Basin and test its potential to host unconformity-style uranium. Assays and petrological analysis are pending.

Pitchstone Joint Venture
In January 2007, Uranium One received formal notice from its joint venture partner, Pitchstone Exploration, to the effect that Uranium One had completed the requirements to earn 50% of Pitchstone's interest in five properties located in the Athabasca basin in northern Saskatchewan. Pitchstone owns a 100% interest in four of these properties (Darby, Waterfound, Moon Lake and Lynx Lake) and a 75% interest in the fifth, Candle.

During 2007, a total of 13,000 metres of drilling is planned at the joint venture's Darby-Candle, Waterfound and Moon Lake properties. Fixed-loop EM surveying to test for conductive basement formations is also planned for Darby-Candle and Lynx Lake. Pitchstone and Uranium One have approved a 2007 budget of Cdn $5 million for this work.

In January 2007, a drilling crew began mobilizing to the Darby-Candle property. Up to 6,000 metres of core drilling is being conducted on the property to continue testing extensive conductors and follow up on anomalous uranium intersected in 2006. The Darby-Candle property comprises 19,316 hectares and adjoins the Cameco-AREVA Cigar Lake property to the west.

Aflease Gold Limited
Aflease Gold is engaged in the exploration and development of gold resource properties in South Africa and Namibia. The Company's principal property is the Modder East Gold Project in the East Rand gold fields of South Africa's Witwatersrand Basin. Uranium One and Aflease Gold have agreed that Aflease Gold will be solely responsible for funding the development of its assets, including the Modder East Gold Project.

Modder East Gold Project
The Modder East Gold Project is located approximately 30 kilometres east of Johannesburg, South Africa. Project constructions commenced in May 2006 and has advanced significantly, with the entire mine infrastructure required for development operations in place.

Feasibility Study
On August 16, 2006, Uranium One and Aflease Gold announced the details of a feasibility study for the Modder East Gold Project. The feasibility study evaluated the Project as an underground mine with a carbon-in-leach gold plant with a designed production capacity of 840,000 tonnes per year. The mining method will be a combination of trackless (off reef) and conventional (on reef) techniques, with the mining infrastructure placed in the footwall of the two reefs. Access to the ore body will be by a trackless decline from surface.

The mine is expected to process 6.7 million tonnes of ore through the plant over a ten year mine life, at an average mill head grade of 5.0 g/t of gold, producing approximately 948,000 ounces of gold. First mining of ore from on-reef development is expected to occur in October 2008. Production at steady state (2010 to 2015) is expected to average 110,000 oz/gold per annum.

Total project capital expenditure is expected to be $107.8 million, of which $6.3 million was spent up to December 31, 2006. Ongoing capital and closure costs are expected to be $6.5 million and $2.1 million, respectively.

Total royalties payable are estimated at $24.3 million based on draft legislation proposed by the government of South Africa in 2003. The South African government has recently proposed to alter the royalty rates proposed for gold in 2003 from 3% to 1.5% for refined gold.

The feasibility study used as a base case a gold price of $629/oz and an exchange rate of ZAR 6.585 per US dollar. The ZAR/US dollar exchange rate on March 23, 2007 was ZAR7.22/$ and the spot price of gold $655/oz, both of which are higher than the assumptions used in the feasibility study. Because of South African Reserve Bank requirements to convert the proceeds of gold sales to ZAR, the gold price used in the feasibility study was first determined in ZAR and then converted into US dollars at the currency exchange rate of ZAR6.585 per US dollar, which was the currency exchange rate in effect at the time the feasibility study was prepared.

At a real discount rate of 8%, the Modder East Gold Project was estimated to yield an after-tax net present value of $74 million and an after-tax internal rate of return of 31%. It is estimated that the Modder East Gold Project should achieve payback within 4.5 years from the start of decline development and construction. Project payback is expected to be less than two years from the start of on-reef development.

An independent technical report summarizing the feasibility study entitled "An Independent Technical Report on the Modder East Gold Project, Located Near Springs, Gauteng Province, Republic of South Africa" dated August 31, 2006 and amended October 26, 2006 prepared by H.G. Waldeck and M Wanless of SRK Consulting (South Africa) Pty Limited and Dr. J.F. Couture of Steffen Robertson and Kirsten (Canada) Inc. is available for review on SEDAR at www.sedar.com. The authors are independent qualified persons within the meaning of NI 43-101.

The feasibility study was based on a mineral resource and reserve estimate published by Aflease Gold in February 2006. An updated resource and reserve estimate for the Project was released in November 2006. The revised reserve statement shows a reserve tonnage of 7.69 million tonnes, grading 5.54g/t for 1.37 million contained ounces of gold in the probable category. This represents a 28% increase in probable gold reserves relative to the February reserve estimate (utilizing the same cut-off grades, gold price ($430/oz) and exchange rate (ZAR6.49 per US dollar)).

In addition, the revised statement shows a resource tonnage of 22.57 million tonnes grading 3.31g/t for 2.40 million contained ounces of gold in the indicated category (a 19% increase from the 2.01 million ounces reported previously) and 13.32 million tonnes grading 2.31g/t for 0.99 million contained ounces of gold in the inferred category (a 3% decrease from the 1.02 million ounces reported previously). The indicated resource tonnage at Modder East has remained essentially unchanged while the average grade has increased by 19% (from 2.79g/t to 3.31g/t).

The feasibility study is currently being revised to accommodate the November 2006 increase in resources and reserves. The objective of the revised feasibility study is to increase the production rate and/or extend the project life, thereby reducing unit working costs and increasing the net present value of the project.

Development

Project surface infrastructure, including the main water header tank, trackless vehicle workshop and stores building, is now almost complete. The final construction required includes the installation of pumps and water reticulation that link the clear water dam to the header tank before feeding the underground workings. The portal of the decline was completed in Q3 2006. Trackless decline development has advanced a total of 759 metres to date.

An amended environmental management program was completed and submitted to the South African regulatory authorities in Q4 2006. The amendments reflect the increased scope of the Modder East project from the originally approved environmental management program, as well as the conversion of the Project's "old order" mining right to a "new order" mining right.

The Modder East Gold Project is expected to be completed on schedule, with the first gold pour in the third quarter of 2009.

Sub Nigel

The Sub Nigel Gold Project is located approximately 35 kilometres east-southeast of Johannesburg. The Project conforms to the profile of the asset base being assembled by Aflease Gold, that is, assets which are shallow, high margin and present low technical risk.

In December 2006, Aflease Gold announced a revised resource estimate for the Nigel Reef at Sub Nigel of 154,000 tonnes grading 4.14g/t for 205,000 contained ounces of gold in the Indicated category and 139,000 tonnes grading 2.99g/t for 13,000 contained ounces of gold in the Inferred category. In light of the revised estimate, Aflease Gold has commenced a pre-feasibility study on Sub Nigel, which is expected to be completed during the first quarter of 2007.

Exploration

At Modder East, ongoing exploration during 2007 will test for extensions to the BPLZ and UK9A orebodies, with a view to delineating additional increases in the resource base. The Sub Nigel exploration program will continue to be focussed on three targets, the Nigel Reef, the Main Reef at the Spaarwater mine and the erosion channel along the boundary between the two properties.

The Ventersburg asset is being modelled in three dimensions to assist with the structural interpretation of the 'A' Reef and facilitate drillhole placement. Drilling will commence at Ventersburg in April 2007. Assay and mining layout data of the New Kleinfontein/Turnbridge and Holfontein assets are being captured digitally and the properties are being re-evaluated.

In Namibia, the Etendeka stream sediment data has been interpreted. Anomalous gold values obtained during the survey pointed to a number of potentially mineralized areas. The values are being integrated with geophysical data and target areas are being prioritized for further work.

Black Economic Empowerment

On October 11, 2006, the shareholders of Aflease Gold Limited approved a transaction with respect to the Modder East Gold Project similar in nature to the transaction between Uranium One Africa and Micawber 397 described above. Completion of this transaction remains subject to certain conditions precedent, including the conversion of Aflease Gold's "old order" rights over the Modder East Gold Project into a "new order" mining right.

FOURTH QUARTER OF 2006

The following items affected Uranium One's financial condition, cash flows and results of operations during the fourth quarter of 2006:

- a common share prospectus offering completed in October 2006 for net proceeds of $143.4 million
- a convertible debenture prospectus offering completed in December 2006 for net proceeds of $128.9 million
- termination of mining operations at Bonanza and consequent asset impairment

These matters are discussed in more detail elsewhere in this document.

SELECTED FINANCIAL INFORMATION

The table below sets out selected financial data relating to Uranium One's years ended December 31, 2006, 2005 and 2004. This financial data is derived from the audited consolidated financial statements, which are prepared in accordance with Canadian GAAP. All figures are in thousands of US dollars, except per share amounts; earnings per share data is presented in cents. Uranium One and its operating subsidiaries use the South African rand, Australian dollar and Canadian dollar as measurement currencies.

	Years ended December 31		
	2006	**2005**	**2004**
Total gold sales	3,336	2,730	1,892
Net profit / (loss)	(43,106)	(41,740)	(14,763)
Net profit / (loss) per share – basic & diluted	(38.33)	(58.67)	(33.81)
Total assets	642,324	178,925	59,746
Long term financial liabilities	144,744	26,810	6,258
Short term financial liabilities	84,278	17,490	15,050

RESULTS OF OPERATIONS

Revenue and operation results of gold production

Uranium One produced 169.3 kg (5,443 oz) and sold 157.7 kg (5,069 oz) of gold, of which 9 kg (289.4 oz) were produced from the processing of stock-piled ore from the Bonanza Project at an average price of $658/oz during the year ended December 31, 2006 and produced and sold 209 kg (6,719 oz) during the year ended December 31, 2005, at an average price of $406/oz.

Of the gold sold, 15.6 kg (502 oz) were produced from slimes and the remainder from ore from the Bonanza project.

Revenue from gold production was $3.3 million for the year ended December 31, 2006 and $2.7 million for the year ended December 31, 2005. The increased average gold price in 2006 offset the decreased volumes of production during the year and revenues were therefore 22% higher, in spite of ounces sold that were 25% lower than in 2005.

The gold plant was taken out of production intermittently during 2006 for the purposes of integrating it with the Dominion uranium plant.

For the year ended December 31, 2006, the cost of gold production was $1,415/oz ($1,075/oz for the year ended December 31, 2005). The high cost of production for the 2006 year was due to high unit cost as the gold plant was inoperative for extended periods during 2006. In addition to downtime resulting from integrating the gold plant with the uranium plant, the gold plant was inoperative in January and February as a result of a breakdown of the primary jaw crusher. For the year ended December 31, 2006, the loss from gold production was $4.4 million, compared with a loss of $4.5 million for the 2005 year.

General and administrative expenditure

General and administrative expenditure for the year ended December 31, 2006 increased from 2005 due to Uranium One's expansion and the creation of more capacity in line with the growth experienced in 2006 and expected in 2007 and beyond. The expense was $14.4 million ($5.5 million for the year ended December 31, 2005), which is in line with expectations. The major components of general and administrative expenditure consisted of salaries and bonuses, consulting fees and legal fees.

Projects and exploration expenditure

Exploration expenditure (which is included in the operating loss) was $9.2 million for the year ended December 31, 2006 ($11.0 million for the year ended December 31, 2005). The expenditure for the 2006 year included $2.2 million on the Honeymoon Uranium Project and other Australian projects, $5.5 million on various uranium exploration projects in South Africa and $1.5 million on the Aflease Gold exploration projects, in keeping with the Corporation's commitment to growing its exploration portfolio, focusing on highly prospective uranium targets in Australia, Canada, South Africa and the United States.

Impairment of property, plant and equipment

During the year, in line with Uranium One's decision to expedite development of the Dominion Uranium Project, equipment and trained production crews were progressively relocated from Bonanza to development areas at Dominion. Mining operations were terminated at Bonanza in February 2007. On completion of sweeping, vamping and reclamation activities, the mine will be allowed to flood. A number of the assets are in the process of being transferred to the Dominion Uranium Project. An impairment loss of $11.1 million has been recorded against the assets that cannot be re-deployed at Dominion. Impairments of $0.2 million were recorded against other items of property, plant and equipment.

Operating loss

Operating losses for the year ended December 31, 2006 of $50.7 million included the loss from gold production of $4.4 million, general and administrative expenditure of $14.4 million and exploration expenditure of $9.2 million as discussed above. Share option and restricted share right expenses of $12.2 million are also included in the operating loss. Impairment of property, plant and equipment, as described above, was $11.3 million for the year. Sundry income of $0.8 million was received for the year.

Operating losses for the year ended December 31, 2005 of $27.3 million included the loss from gold production of $4.5 million, general and administrative expenditure of $5.5 million and exploration expenditure of $11.0 million as discussed above. Share option and restricted share right expenses of $7.2 million were also included in the operating loss. Sundry income and other net income received during the 2005 financial year totalled $1.0 million.

Finance cost

Net finance income (calculated as interest received less interest paid) amounted to $2.2 million for the year ended December 31, 2006. Net finance cost amounted to $1.4 million for the year ended December 31, 2005. Interest received increased in the current year to $5.2 million, due to the investment of the proceeds of various funding initiatives (as described under "Discussion of Cash Flows" below). The proceeds from the funding activities are primarily being used to fund the development of the Dominion Uranium Project and the Honeymoon Uranium Project and the cash balances will therefore reduce in amount as capital is spent. Finance costs related predominantly to servicing of debt, the cost of equipment used in Uranium One's operations and the short term loans from Nedcor Securities.

Indebtedness under a February 2005 Nedcor Securities facility decreased from $1.0 million on December 31, 2005 to $0.2 million at the end of the year. The amount outstanding under an August 2006 futures-related Nedcor Securities term facility (referred to below under "Discussion of Cash Flows"), was $51.5 million as at December 31, 2006

Dilution gain on disposal of investments

During the formation of the Aflease Gold group, Uranium One Africa effectively disposed of 20.1% of the New Kleinfontein group. A dilution gain of $7.1 million was recognized at the time of the transaction.

Throughout the remainder of 2006, Uranium One Africa's interest in Aflease Gold was diluted from 79.9% to 71.4% through the issuance of Aflease Gold shares to shareholders other than Uranium One Africa for the funding of the Modder East Gold Project as well as for general corporate purposes. A further dilution gain of $10.4 million was recognized, bringing the total dilution gain for 2006 to $17.5 million

Foreign exchange losses on cash and cash equivalents

Foreign exchange losses of $11.9 million were realized during 2006 on South African rand deposits held in Canada in anticipation of capital expenditure on the Dominion Uranium Project.

Taxes

No tax was payable in 2006 as Uranium One has an estimated unclaimed capital expenditure balance of $165.7 million (2005: $44.1 million) and a calculated tax losses balance of $86.5 million (2005: $77.2 million). The tax rates utilized as at December 31, 2006 were 36.12% in Canada, 30% in Australia and 29%-45% in South Africa.

These future deductions are utilizable only against income generated from Uranium One's current mining operations and do not expire unless Uranium One ceases operation for a period longer than one year.

Non-mining taxable income, which consists primarily of net interest received, is shielded against mining tax losses that were not ring-fenced for tax purposes.

The disposal of Uranium One's investment in New Kleinfontein Mining Company in connection with the January 2006 reverse takeover of Sub Nigel gave rise to a capital gain of $35.1 million in a subsidiary company which is deferred until Uranium One disposes of its shares in Aflease Gold. At a Group level, only $7.0 million of the capital gain is recognized, being the portion effectively disposed of to third parties. A charge for capital gains tax of $0.9 million (at a rate of 14.5%) was credited to future tax liability, being the excess of the future tax liability created by the gain over the unredeemed capital expenditure and calculated loss balances.

A fair value increment in mining assets of $17.7 million arose on the fair valuation of the assets of Sub Nigel that formed part of the reverse takeover of Sub Nigel. In accordance with accounting practice, a future tax liability of $4.5 million was recognized on this revaluation.

A further fair value increment in mining assets of $17.3 million arose on the fair valuation of assets that formed part of the reverse takeover of Sub Nigel by New Kleinfontein Mining Company. In accordance with accounting practice, a future tax liability of $4.3 million was recognized on this revaluation.

In February 2006, the South African tax authorities issued income tax assessments for Uranium One Africa Limited for the tax years from 1998 to 2001. The tax authorities made substantial adjustments to the income tax returns submitted by Uranium One Africa Limited for these taxation years. These adjustments were primarily in respect of the disallowance of deductions for capital expenditure and the disallowance of mining contractor fees paid to a subsidiary company.

The outcome of objections lodged to these assessments by Uranium One Africa Limited was mostly positive and the disputed items for the tax years from 1999 to 2001 were resolved to the satisfaction of management.

After due consideration, Uranium One Africa decided to lodge an appeal against the sustained disallowance of deductions for capital expenditure in the 1998 tax year. At December 31, 2006, the amount of potential unpaid taxes in respect of this disallowance was $1.1 million (ZAR 7.7 million), including interest.

DISCUSSION OF CASH FLOWS

Cash outflow from operating activities was $33.9 million for the year ended December 31, 2006, and $14.0 million for the year ended December 31, 2005. For the year ended December 31, 2006, the cash inflow from gold sales of $3.3 million, sundry income of $0.8 million and net cash interest received of $4.3 million, were offset by the cash cost of sales of $5.7 million, general and administrative expenditure of $14.0 million ($14.4 million, less depreciation of $0.4 million), exploration expenditure of $9.2 million, a realized foreign exchange loss of $11.9 million and a movement in working capital of $1.4 million. The movement in working capital consists of a positive movement in accounts payable and accrued liabilities of $17.4 million, less movement on accounts receivable of $14.5 million, an increase in inventory of $3.0 million and an increase in asset retirement obligations of $1.3 million.

For the year ended December 31, 2005, the cash inflow from gold sales of $2.7 million, sundry income of $1.0 million, interest received of $1.0 million and a movement in working capital of $7.0 million, was offset by the cash cost of sales of $6.5 million, general and administrative expenditure of $5.5 million, exploration expenditure of $11.0 million and interest paid of $2.5 million. The movement in working capital consists of a positive movement in accounts payable and accrued liabilities of $9.0 million, less movements on accounts receivable of $1.2 million, a movement of $0.5 million on inventory and movements on asset retirement obligations of $0.3 million.

On February 17, 2006, Uranium One completed a private placement of 22,300,000 common shares at a price of $6.64 (Cdn $7.65) per share, for gross proceeds of $147.7 million. The net proceeds, after deducting agents' commission and related costs, were $137.6 million.

On August 29, 2006, Uranium One completed a financing transaction for ZAR350 million (approximately $45.1 million) on the security of its investment in Aflease Gold by means of a futures-related term facility entered into with Nedcor Securities of South Africa. The facility has a 12-month term and may be terminated at any time, and currently bears interest at the ZAR rate of 9% per annum, adjusted in terms of a formula which is influenced by the movement in the Aflease Gold share price. During the term of the facility, Uranium One Africa remains entitled to vote its shares in Aflease Gold and to receive the benefit of any dividends or distributions paid on such shares. The facility has been drawn down in full.

On October 31, 2006, Uranium One completed a public offering of 20,815,000 common shares at a price of $7.29 (Cdn $8.30) per common share for gross proceeds of $151.7 million. The offering was sold to a syndicate of underwriters led by BMO Capital Markets on a bought deal basis for net proceeds, after deducting underwriters' commission and related costs, of $143.4 million.

On December 20, 2006, Uranium One completed a public offering of Cdn $155,250,000 aggregate principal amount of convertible unsecured subordinated debentures. The Debentures mature on December 31, 2011, bear interest at a Canadian annual rate of 4.25%, payable semi-annually in arrears on June 30 and December 31 of each year, commencing June 30, 2007. The June 30, 2007 interest payment will represent accrued interest from the closing of the offering to June 30, 2007. Each debenture is convertible into common shares at the option of the holder at any time prior to the close of business on the earlier of the business day immediately preceding the maturity date or, if called for redemption, on the business day immediately preceding the date fixed for redemption, at a conversion price of Cdn $20.00 per common share, which is equivalent to 50 common shares for each Cdn $1,000 principal amount of debentures, subject to adjustment in certain circumstances.

The gross proceeds of the debenture issue were $133.2 million; after deduction of underwriters' commission of $4.0 million and other costs of $0.4 million, net proceeds were $128.9 million.

During the year, Uranium One received cash proceeds of $7.2 million ($14.8 million less the transfer from contributed surplus of $7.6 million) from the exercise of stock options.

The cash proceeds of finance activities were used to fund the development of the Dominion Uranium Project, the Honeymoon Uranium Project, the joint venture with Pitchstone and for general corporate purposes.

During the year ended December 31, 2006, Aflease Gold issued 50.9 million shares in several private placements for aggregate net proceeds of $16.0 million. Uranium One's equity interest in Aflease Gold decreased from 79.9% to 71.4% during this period, as the shares were placed for the funding of the development of the Modder East Gold Project and for general corporate purposes.

Subsequent to December 31, 2006, Aflease Gold issued 25 million shares to public shareholders, raising approximately $10.0 million (ZAR72.0 million). This share placement further diluted Uranium One's equity interest in Aflease Gold to 67.8%.

In June 2006, Aflease Gold entered into a share exchange agreement with a South African fund manager under which it will acquire at its election, subject to certain conditions, between 7.5 million and 13 million shares of Randgold and Exploration Ltd. ("Randgold") in consideration for the issuance of Aflease Gold treasury shares. If completed, this transaction (taking into account the 25 million shares issued subsequent to December 31, 2006 as discussed above) would result in the ownership interest of Uranium One being decreased to between 53.8% and 58.9%.

A decrease in the February 2005 Nedcor Securities loan during the year ended December 31, 2006 by the amount of $0.8 million and the repayments on finance leases of $1.2 million reduced the cash inflow from financing activities to $475.9 million.

Uranium One wrote down the value of shares of Randgold owned by it to zero during 2005. The Randgold shares are traded on the OTC market in the United States where the closing price was $2.70 per share on March 23, 2007. The finance raised against the investment (the February 2005 Nedcor Securities loan) as at December 31, 2006 was $0.2 million (December 31, 2005: $1.0 million).
Other cash flow items during the year ended December 31, 2006 included the cash acquired through the reverse takeover of Sub Nigel Limited, amounting to $1.9 million and a contribution to environmental trust and other investments of $1.9 million.

The effect of exchange rates on cash balances held in foreign currencies was $0.8 million for the year ended December 31, 2006. At December 31, 2006, 8% of Uranium One's cash balances were in South African rand and 3% in Australian dollars. The balance was held in Canadian dollars. Uranium One does not currently utilize any hedging programs to limit any adverse effects of foreign exchange rate fluctuations.

DISCUSSION OF FINANCIAL POSITION AND LIQUIDITY

Cash and non-cash assets

Cash balances available at December 31, 2006 increased to $327.5 million (December 31, 2005 - $10.9 million), primarily due to increased financing and capital raising activities.

Accounts receivable increased to $22.2 million at December 31, 2006 (December 31, 2005 - $8.8 million). The increase was largely due to the increase in value-added tax owed to Uranium One, attributed to the increased spending on the construction of the Dominion Uranium Project and the exclusivity fee paid to US Energy under an exclusivity agreement entered into between the Corporation and US Energy on July 10, 2006.

Non-current assets increased to $290.3 million at December 31, 2006 (December 31, 2005 - $158.5 million). The increase is related to capital expenditure on the development of the Dominion Uranium Project, the Honeymoon Uranium Project and the Modder East Gold Project of $126.2 million, the fair value of the assets acquired during the reverse acquisition of Sub Nigel Limited in January 2006 of $18.5 million (consisting of the carrying value of property, plant and equipment of $0.8 million and the fair value of undeveloped properties of $17.7 million) and an increase in the Asset retirement fund of $2.1 million. The impairment of the Bonanza Gold Project resulted in an $11.1 million credit to mining assets.

Investing activities

The liquidity and marketability of 5.866 million Randgold shares and 2.8 million Randgold futures which are held by Uranium One have been adversely affected by the de-listing of Randgold in 2005 by both the JSE Limited (the Johannesburg stock exchange) and the NASDAQ for failure to file audited financial statements for its 2004 financial year.

Uranium One wrote down its investment in Randgold to zero as at December 31, 2005. The uncertainty as to Randgold's future prevailed during 2006 and there was therefore no change to Management's position during the year.

Financing activities

Interest-bearing long and short term borrowings (consisting of the convertible debentures, the long and short term portions of finance leases and the short term loans from Nedcor Securities) totalled $162.0 million at December 31, 2006 (December 31, 2005 - $4.0 million). The increase was mainly due to the debt component of the convertible debentures of $108.7 million, the outstanding amount on the short term finance raised through the August 2006 Nedcor Securities facility of $51.5 million, offset by a decrease in the February 2005 Nedcor Securities short term loan of $0.8 million and repayments on finance leases of $1.4 million. The balance of the long and short term liabilities, namely accounts payable and accrued liabilities, the asset retirement obligation and the future taxation liability, are not interest bearing.

Total liabilities

Total liabilities increased to $229.0 million at December 31, 2006 (December 31, 2005 - $44.3 million), due to, in addition to the items discussed under "Financing activities" above, an increase in future tax liability of $9.7 million (in respect of the capital gain on the disposal of New Kleinfontein Mining Company and the future tax liability on the revaluation of undeveloped properties in the Aflease Gold transaction) and the increase in accounts payable of $16.3 million during the 2006 financial year.

Shareholders' equity

Shareholders' equity increased to $405.6 million at December 31, 2006 (December 31, 2005 - $134.6 million) as the share issuances and the increase in contributed surplus (due to share option expenses) during the period offset the loss of $43.1 million and the decrease in the foreign currency translation reserve of $9.3 million. The decrease in the foreign currency translation reserve can primarily be attributed to the weakening of the South African rand against the US dollar during the period from ZAR6.32/$ to ZAR7.04/$.

Liquidity and capital resources

Uranium One maintains a strong balance sheet and has sufficient liquidity and capital resources to fund its current commitments.

As at December 31, 2006, the capital commitments in respect of the Dominion Uranium Project were $36.2 million to further the development of the mine and processing plant. The capital commitments in respect of the Honeymoon Uranium Mine were $0.4 million. No other significant commitments existed on December 31, 2006.

The cash resources of Uranium One, which amounted as at December 31, 2006 to $318.2 million ($327.5 million as disclosed in the financial statements, less $9.3 million held by Aflease Gold), and interest earned on these cash balances will be utilized to cover existing commitments in respect of the Dominion Uranium Project and the Honeymoon Uranium Project.

Further capital expenditure of $56.7 million, for which no current commitments exist, will be required to complete the construction of the Dominion Uranium Project during the remainder of 2007. An additional $36.0 million, for which no current commitments exist, will be required to advance development of the Honeymoon Uranium Project to the point of hot commissioning in 2008.

The exploration budgeting process considers three primary exploration areas. Budgets for these areas of $16.0 million have been approved by Uranium One for the Dominion and Rietkuil Uranium Sections, the Ottosdal exploration area and the gold exploration area. These budgets, which are dependent on successful exploration results, significantly exceed the budget requirements of the Department of Minerals and Energy (DME) to maintain the prospecting permits.

Cash requirements to fund the development of projects, provide working capital to operations, including corporate expenditure, settle the purchase price of acquisitions, and fund exploration projects are taken into account when considering Uranium One's funding strategy.

Consideration is given to the mix and relative cost of capital resources when evaluating further sources of funding. Prospective sources of additional funding include equity financing, debt financing and exercise of stock options and warrants. Uranium One's ability to raise capital is highly dependent upon the commercial viability of its projects and the underlying prices of uranium and gold. Uranium One will begin earning income from the sale of uranium as the Dominion Uranium Project is brought into production.

Uranium One's liquidity position could be influenced if margin calls in excess of ZAR175 million are made in respect of Uranium One Africa's futures position under the August 2006 Nedcor facility. A margin call may be made if Aflease Gold's share price declined to approximately ZAR1.65 per share. In the period since the facility was drawn down, Aflease Gold's share price has strengthened, closing at ZAR3.40 per share on March 23, 2007.

Declines in the prices for uranium and gold may negatively impact Uranium One's ability to raise additional funding. Uranium One negotiated floor prices in the sales contracts for 28% of the Dominion Uranium Project's planned production from 2008 to 2012, without any caps in the pricing of the contracts. Other than these floor prices, Uranium One currently does not employ any mechanisms to manage its exposure to price fluctuations. Other risk factors, for instance Uranium One's ability to develop its projects into commercially viable mines, international uranium industry competition, public acceptance of nuclear power and governmental regulation can also adversely affect Uranium One's ability to raise additional funding. There is no assurance that additional sources of funding, if required, will be forthcoming.

Aflease Gold is not funded by Uranium One and it currently discharges its responsibility to fund itself by issuing shares through its listing on the Johannesburg stock exchange. Aflease Gold committed $0.4 million towards the development of the Modder East Gold Project as at December 31, 2006. Cash of $9.3 million and ongoing share placements to shareholders other than Uranium One will fund the further development of the Modder East Gold Project. Further capital expenditure of $71.9 million, for which no current commitments exist, will be required to complete the construction of the Modder East Gold Project.

Aflease Gold has retained N M Rothschild & Sons to arrange a project finance facility for the Modder East project. It expects to be able to raise approximately ZAR300 million in project finance on the project, dependent on further project evaluation and pricing available to the company by commercial banks.

Contractual obligations

As at December 31, 2006, Uranium One had the following contractual obligations towards suppliers and financiers (all figures are in thousands of US dollars):

		Payments due by period			
Contractual obligations (US$'000)	**Total**	**Less than 1 year**	**1 to 3 years**	**4 to 5 years**	**After 5 years**
Lease obligations					
- Short term	1,388	1,388	-	-	-
- Long term	322	-	317	5	-
Total	1,710	1,388	317	5	-
Short term loan	51,659	51,659	-	-	-
Capital commitments	38,326	38,326	-		
Asset retirement obligation	4,924				4,924
Total contractual obligations	**96,619**	**91,373**	**317**	**5**	**4,924**

SELECTED QUARTERLY INFORMATION

The table below sets out selected financial data for the periods indicated. During the year ended December 31, 2005, in accordance with the rules of the Johannesburg stock exchange applicable to developmental companies, Uranium One Africa (formerly Aflease Gold and Uranium Resources Limited) prepared half-yearly, and not quarterly, interim financial statements. Information for that period is accordingly presented for the six month periods ended June 30, 2005 and 2004 and for the six month periods ended December 31, 2005 and 2004 as it is impracticable to present quarterly interim financial information. The financial data presented is derived from Uranium One's unaudited financial statements, which are prepared in accordance with Canadian GAAP. All figures are in thousands of US dollars, except per share amounts; earnings per share data is presented in cents.

	Three months ended				Six months ended		Six months ended	
	Dec 31, 2006	**Sep 30, 2006**	**June 30, 2006**	**March 31, 2006**	**Dec 31, 2005**	**June 30, 2005**	**Dec 31, 2004**	**June 30, 2004**
Total gold sales	714	680	921	1,021	2,730	-	250	1,642
Net profit / (loss)	(23,595)	2,361	(19,963)	(1,910)	(34,701)	(7,039)	(10,757)	(4,006)
Net profit / (loss) per share - basic (1)	(18.78)	2.11	(17.84)	(1.91)	(48.78)	(11.32)	(24.64)	(10.45)
Net profit / (loss) per share - diluted (1)	(18.78)	1.94	(17.84)	(1.91)	(48.78)	(11.32)	(24.64)	(10.45)

(1) The net profit / (loss) per share (basic and diluted) is determined separately for each quarter. Consequently, the sum of the quarterly amounts may differ from the year to date amount disclosed in the audited consolidated financial statements as a result of using different weighted average numbers of shares outstanding.

Discrepancies between budgeted gold production levels and actual production achieved at Bonanza were primarily due to delayed development resulting from encountering difficult ground conditions, water intersections and complex geology. While efforts to develop through these ground conditions met with some success, the gold plant at Bonanza was integrated into the new uranium plant during the 2006 financial year. As discussed in more detail above, management decided to terminate mining operations at the Bonanza Gold Project once the available payable mining areas were depleted.

OUTLOOK

During 2007, the Corporation will remain focused on progressing its principal uranium projects to the commencement of production, in the case of Dominion, in the first quarter of 2007, and in the case of Honeymoon, in 2008. The Corporation will not require additional funding to complete these projects.

The Corporation intends to take full advantage of what it anticipates will be a continuing favourable commodity price environment by selling most of its uranium into the spot market and remaining unhedged.

The Corporation will also remain focussed on completing the arrangement agreement with UrAsia and closing the asset purchase agreement with U.S. Energy Corp. The completion of these transactions will create an emerging senior uranium company, with production and asset exposure to five uranium resource jurisdictions, namely South Africa, Australia, Kazakhstan, Canada and the United States.

The Corporation will continue to examine other possible corporate development opportunities which could result in the acquisition of companies or assets for cash, securities or a combination thereof. If cash is used, depending on the size of the acquisition, Uranium One may be required to issue securities or to borrow money to fund such cash requirements.

In addition, the Corporation will continue to seek to increase its mineral resources, both through additional exploration and drilling programs on its current properties and through acquisitions, and to move its projects from exploration and development to production, in order to generate cash flow to sustain further exploration and acquisitions.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The preparation of consolidated financial statements in conformity with Canadian GAAP requires management to establish accounting policies and to make estimates that affect both the amount and timing of the recording of assets, liabilities, revenues and expenses. Some of these estimates require judgments about matters that are inherently uncertain.

Note 2 to the consolidated financial statements for the years ended December 31, 2006 and 2005 includes a summary of the significant accounting policies adopted by the Corporation. The following policies are considered to be the critical accounting policies since they involve the use of significant estimates.

Undeveloped Properties and Mine Development Cost

Property, plant and equipment is stated at historical cost less amortization. Mine development costs consist primarily of direct expenditure, including direct borrowing costs, to develop an ore body for economic exploitation and to expand the production capacity of existing operations.

Development costs incurred are capitalized until commercial production begins. Amortization of mining assets commences after the metallurgical recovery plant has reached commercial production levels and is computed over the life of the mine, based on proven and probable ore reserves.

Other fixed assets are amortized on a straight line basis over their estimated useful life.

Recoverability of the long-term assets of Uranium One, which include development costs and undeveloped property costs, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amounts may not be recoverable. In preparing this evaluation, Uranium One compares the recoverable amount of the asset to the carrying amount. For the purposes of assessing impairment, assets are grouped at the lowest level for which there is separately identifiable cash flows. To determine the recoverable amount, management makes its best estimate of the future cash inflows that will be obtained each year over the life of the mine and discounts the cash flows by a rate that is based on the time value of money adjusted for the risk associated with the applicable project. Management's best estimate includes only those projections which it believes are reliable. These estimates are subject to risks and uncertainties, including changes in future metal prices. It is therefore reasonably possible that changes could occur which may affect the recoverability of the assets.

Uranium One's Australian properties are valued based on a combination of net present valuation models and valuation per pound of resource.

Asset Retirement Provision

Uranium One recognizes the fair value of a future asset retirement obligation as a liability in the year in which it incurs a legal obligation associated with the retirement of tangible long-lived assets that results from the acquisition, construction, development, and/or normal use of the assets.

Uranium One concurrently recognizes a corresponding increase in the carrying amount of the related long-lived asset that is depreciated over the life of the asset. The fair value of the asset retirement obligation is estimated using the expected cash flow approach that reflects a range of possible outcomes discounted at a credit adjusted risk-free interest rate. Provision is made in full for the estimated future costs of pollution control and rehabilitation, in accordance with statutory requirements. The fair value of asset retirement obligations is recognized and provided for in the financial statements and capitalized to mining assets when incurred.

Subsequent to the initial measurement, the asset retirement obligation is adjusted at the end of each year to reflect the passage of time and changes in the estimated future cash flows underlying the obligation.

Annual increases in the provision are accreted into income and consist of financing costs relating to the change in present value of the provision and inflationary increases in the provision estimate. The present value of additional environmental disturbances created is capitalized to mining assets against an increase in rehabilitation provision.

In some instances, rehabilitation trusts have been set up as sinking funds for the purposes of environmental rehabilitation and closure costs. The trust deeds prohibit use of the funds for any other purpose.

Future income and mining taxes
The Corporation utilizes the asset and liability method of accounting for income and mining taxes. Under the asset and liability method, future income and mining tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases reduced by a valuation allowance to reflect the recoverability of any future income tax asset. Future income and mining tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply when the asset is realized or the liability settled. The effect on future income and mining tax assets and liabilities of a change in tax rates is recognized in income in the year that enactment or substantive enactment occurs.

CHANGES IN ACCOUNTING POLICIES INCLUDING INITIAL ADOPTION

In April 2005 the Accounting Standards Board issued CICA Handbook Sections 3855, Financial Instruments - Recognition and Measurement, Section 1530, Comprehensive Income, and Section 3865, Hedges. The new Sections will apply to interim and annual financial statements relating to fiscal years beginning on or after October 1, 2006. The new Sections will significantly change the way the Corporation is required to do its accounting and reporting.

CICA Handbook Section 1530 – Comprehensive Income introduces new standards for reporting and display of comprehensive income. Comprehensive income is the change in equity (new assets) of an enterprise during a reporting period from transactions and other events and circumstances from non-owner sources. It includes all changes in equity during a period except those resulting from investments by owners and distributions to owners. Financial statements of prior periods are required to be restated for certain comprehensive income items. In addition, an enterprise is encouraged, but not required to present reclassification adjustments, in comparative financial statements provided for earlier periods.

CICA Handbook Section 3855 – Financial Instruments – Recognition and Measurement expands Section 3860, Financial Instruments – Disclosure and Presentation, by prescribing when a financial instrument is to be recognized on the balance sheet and at what amount. It also specifies how financial instrument gains and losses are to be presented. All financial instruments will be required to be classified in various categories. Held to maturity investments, loans and receivables are measured at amortized cost with amortization of premium, or discounts and losses or impairment included in current period interest income or expense. Held for trading financial assets and liabilities are measured at fair market value with all gains and losses included in net income in the period in which they arise. All available for sale financial assets are measured at fair market value with revaluation gains and losses included in other comprehensive income until the asset is removed from the balance sheet and losses due to impairment included in net income. All other financial liabilities are to be carried at amortized cost.

CICA Handbook Section 3251: "Equity" establishes standards for the presentation of equity and changes in equity during the reporting period. The adoption of this new standard by the Corporation is not expected to have a material impact;

CICA Handbook Section 1506: Accounting Changes ("CICA 1506") effective for fiscal years beginning on or after January 1, 2007 establishes standards and new disclosure requirements for the reporting of changes in accounting policies and estimates and the reporting of error corrections. CICA 1506 clarifies that a change in accounting policy can be made only if it is a requirement under Canadian GAAP or if it provides reliable and more relevant financial statement information. Voluntary changes in accounting policies require retrospective application of prior period financial statements, unless the retrospective effects of the changes are impracticable to determine, in which case the retrospective application may be limited to the assets and liabilities of the earliest period practicable, with a corresponding adjustment made to opening retained earnings.

RISKS AND UNCERTAINTIES

Uranium One's operations and results are subject to various risks and uncertainties. These include, but are not limited to, the following: exploration and mining involves operational risks and hazards; mineral resources and mineral reserves are estimates only; there is no certainty that further exploration will result in new economically viable mining operations or yield new reserves to replace and expand current reserves; Uranium One cannot give any assurance that the Dominion Uranium Project, Honeymoon Uranium Project and Modder East Gold Project will become operating mines; mineral rights and tenures may not be granted or renewed on satisfactory terms and may be revoked, altered or challenged by third parties; limited supply of desirable mineral lands for acquisition; risks and problems associated with integrating acquisitions; competition in marketing uranium and gold; in the case of uranium, competition from other sources of energy and public acceptance of nuclear energy; volatility and sensitivity to uranium and gold prices; the capital requirements to complete Uranium One's current projects and expand its operations are substantial; currency fluctuations; Uranium One's operations and activities are subject to environmental risks; government regulation may adversely affect Uranium One; risks associated with foreign operations including, in relation to South Africa, economic, social and political issues such as employment creation, black economic empowerment and land redistribution, crime, corruption, poverty and HIV/AIDS; Uranium One is dependent on key personnel; and potential conflicts of interest.

Uranium One's risk factors are discussed in detail in its Annual Information Form for the year ended December 31, 2006, which is available on SEDAR at www.sedar.com, and should be reviewed in conjunction with this document.

RELATED PARTY TRANSACTIONS

During the year ended December 31, 2006, Uranium One paid $1.1 million to Davis & Company LLP on account of fees for legal services rendered. The Corporation's executive vice president and general counsel, John Sibley, was a partner of Davis & Company LLP prior to joining Uranium One in September 2006 and also served as a director of Uranium One and its Aflease Gold and Uranium Resources Limited predecessor from April 2003 to June 7, 2006

OUTSTANDING SHARE DATA

As at March 28, 2007, Uranium One had issued and outstanding 136,646,366 common shares and the following common share purchase warrants, each exercisable for one common share of Uranium One:

- 300,000 Series D warrants exercisable at Cdn $6.95 per warrant
- 3,876,319 warrants exercisable at Cdn $3.55 per warrant

Uranium One had an aggregate of 5,459,715 options outstanding under its stock option plan, at exercise prices ranging from $1.15 to $12.28 per share. In addition, there were 408,195 outstanding restricted share rights that can be exercised for common shares without the payment of any consideration.

Uranium One also had 155,250 convertible debentures outstanding, each convertible to 50 common shares of Uranium One, representing 7,762,500 common shares.

Stock Option and Restricted Share Plans

A significant contributing factor to the Corporation's future success is its ability to attract and retain qualified and competent personnel. To accomplish this, the Corporation adopted a stock option plan and a restricted share plan to advance the interests of the Corporation by encouraging directors, officers and employees to have equity participation in the Corporation.

Under the stock option plan, options granted are non-assignable and may be granted for a term not exceeding ten years. The aggregate maximum number of common shares available for issuance under the stock option plan may not exceed 7.2% of the common shares outstanding from time to time on a non-diluted basis and the aggregate maximum number of common shares available for issuance to non-employee directors under the plan may not exceed 1.0% of the total number of common shares outstanding on a non-diluted basis.

Under the restricted share plan, restricted share rights exercisable for common shares of Uranium One at the end of a restricted period are granted by the Board of Directors in its discretion to eligible directors, officers and employees of the Corporation. The aggregate maximum number of common shares available for issuance under the restricted share plan is capped at one million; the number of shares available for issuance to non-employee directors may not exceed 0.5% of the total number of common shares outstanding on a non-diluted basis.

During 2006, a total of 2,926,443 stock options were granted to directors, officers and employees of the Corporation and a total of 2,518,309 options were exercised for aggregate proceeds to the Corporation of $7.2 million. A total of 441,915 restricted share rights were granted to directors, officers and employees during the year, and a total of 28,414 restricted share rights were exercised during the year.

DISCLOSURE CONTROLS AND PROCEDURES

Disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is gathered and reported on a timely basis to senior management, including Uranium One's President and Chief Executive Officer and Chief Financial Officer, so that appropriate decisions can be made regarding public disclosure. As at the end of the period covered by this management's discussion and analysis, management of Uranium One, with the participation of the President and Chief Executive Officer and the Chief Financial Officer, evaluated the effectiveness of the Uranium One's disclosure controls and procedures as required by Canadian securities laws.

Based on that evaluation, the President and Chief Executive Officer and the Chief Financial Officer have concluded that, as of the end of the period covered by this management's discussion and analysis, the disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed in Uranium One's annual filings and interim filings (as such terms are defined under Multilateral Instrument 52-109 – Certification of Disclosure in Issuers' Annual and Interim Filings) and other reports filed or submitted under Canadian securities laws is recorded, processed, summarized and reported within the time periods specified by those laws, and that material information is accumulated and communicated to management of Uranium One, including the President and Chief Executive Officer and the Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

During the most recent year end there were no changes in the Corporation's internal control over financial reporting that materially affected, or are reasonably likely to materially affect, the Corporation's internal control over financial reporting.

ADDITIONAL INFORMATION

Additional information relating to Uranium One, including Uranium One's most recent annual information form, is available on SEDAR at www.sedar.com.

Readers are advised to refer to independent technical reports on Uranium One's material properties available at www.sedar.com for detailed information with respect to the Corporation's properties. Those technical reports provide the date of each resource or reserve estimate, details of the key assumptions, methods and parameters used in the estimates, details of quality and grade or quality of each resource or reserve and a general discussion of the extent to which the estimate may be materially affected by any known environmental, permitting, legal, taxation, socio-political, marketing, or other relevant issues. The technical reports also provide information with respect to data verification in the estimation.

This document uses the terms "measured", "indicated" and "inferred" resources as defined in accordance with National Instrument 43-101 - Standards of Disclosure for Mineral Projects. United States investors are advised that while these terms are recognized and required by Canadian regulations, the SEC does not recognize them. Investors are cautioned not to assume that all or any part of the mineral deposits in these categories will ever be converted into reserves. In addition, "inferred resources" have a great amount of uncertainty as to their existence and economic and legal feasibility and it cannot be assumed that all or any part of an inferred mineral resource will be ever be upgraded to a higher category. Investors are cautioned not to assume that all or any part of an inferred resource exists or is economically or legally mineable. Mineral resources are not mineral reserves and do not have demonstrated economic viability. Scientific and technical information contained herein has been reviewed on behalf of Uranium One by Dr. R.A. Stewart, Pr.Sci.Nat. (SACNASP), MGSSA, Regional Exploration Geologist, who is a qualified person for the purposes of NI 43-101.

This Management's Discussion and Analysis of Financial Condition and Results of Operations contains certain forward-looking statements. Forward-looking statements include but are not limited to those with respect to the price of uranium and gold, the estimation of mineral resources and reserves, the realization of mineral reserve estimates, the timing and amount of estimated future production, costs of production, capital expenditures, costs and timing of the development of new deposits, success of exploration activities, permitting time lines, currency fluctuations, requirements for additional capital, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims and limitations on insurance coverage and the timing and possible outcome of pending litigation. In certain cases, forward-looking statements can be identified by the use of words such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes" or variations of such words and phrases, or state that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Uranium One to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Such risks and uncertainties include, among others, the actual results of current exploration activities, conclusions of economic evaluations, changes in project parameters as plans continue to be refined, possible variations in grade and ore densities or recovery rates, failure of plant, equipment or processes to operate as anticipated, accidents, labour disputes or other risks of the mining industry, delays in obtaining government approvals or financing or in completion of development or construction activities, risks relating to the integration of acquisitions, to international operations, to prices of uranium and gold as well as those factors referred to in the section entitled "Risk factors" in Uranium One's Annual Information Form for the year ended December 31, 2006 which is available on SEDAR at www.sedar.com, and which should be reviewed in conjunction with this document. Although Uranium One has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Uranium One expressly disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except in accordance with applicable securities laws.

uraniumone

March 28, 2007

Management's Responsibility for Financial Reporting

The consolidated financial statements have been prepared by management who, when necessary, has made informed judgments and estimates of the outcome of events and transactions, with due consideration given to materiality. Management acknowledges its responsibility for the fairness, integrity and objectivity of all information in the consolidated financial statements.

As a means of fulfilling its responsibility, management relies on the company's system of internal control. This system has been established to ensure, within reasonable limits, that the assets are safeguarded, transactions are properly recorded and are executed in accordance with management's authorization and that the accounting records provide a solid foundation from which to prepare the consolidated financial statements.

The Board of Directors carries out its responsibility for the consolidated financial statements principally through its Audit Committee, consisting solely of non-management directors. This committee meets periodically, reviews the scope of the external audit, the adequacy of the system of internal control and the appropriateness of the financial reporting and then makes its recommendations to the Board of Directors. Based on those recommendations, the Board of Directors approves the consolidated financial statements.

"Neal Froneman"
Chief Executive Officer

"Jean Nortier"
Chief Financial Officer

Auditors' Report to the Shareholders

We have audited the consolidated balance sheet of sxr Uranium One Inc. as at December 31, 2006 and 2005 and the consolidated statements of operations and deficit and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2006 and 2005 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

"PricewaterhouseCoopers LLP"
Chartered Accountants
Toronto, Ontario, Canada
March 28, 2007

uraniumone

Consolidated Financial Statements for the year ended December 31, 2006

sxr Uranium One Inc.

Consolidated Balance Sheets

As at December 31
(in US dollars)

	Notes	2006 US$'000	2005 US$'000
ASSETS			
Current assets			
Cash		327,516	10,891
Accounts receivable	3	22,184	8,823
Inventories	4	2,342	681
		352,042	**20,395**
Non-current assets			
Property, plant and equipment	5	286,855	157,255
Asset retirement fund	6	3,427	1,275
		290,282	**158,530**
Total assets		**642,324**	**178,925**
LIABILITIES			
Current liabilities			
Accounts payable and accrued liabilities	8	31,347	15,045
Current portion of lease obligations	9	1,272	1,452
Short term loan	10	51,659	993
		84,278	**17,490**
Non-current liabilities			
Asset retirement obligation	11	4,924	4,094
Lease obligations	9	304	1,560
Convertible debentures	12	108,653	-
Future taxation liability	16	30,863	21,156
		144,744	**26,810**
Non-controlling interest		7,688	-
SHAREHOLDERS' EQUITY			
Share capital	13	513,966	216,123
Contributed surplus	14	15,966	11,367
Convertible debentures	12	20,937	-
Accumulated deficit		(157,505)	(114,399)
Currency translation adjustments		12,250	21,534
		405,614	**134,625**
Total equity and liabilities		**642,324**	**178,925**

See accompanying notes to the Consolidated Financial Statements, including:

- *Basis of preparation (note 2.1)*
- *Contractual obligations (note 18)*
- *Subsequent events (note 22)*

Approved on behalf of the Board of Directors

Andrew Adams
Non-executive Chairman
March 28, 2007

Ken Williamson
Non-executive Director

sxr Uranium One Inc.

Consolidated Statements of Operations and Deficit

For the year ended December 31
(in US dollars)

	Notes	2006 US$'000	2005 US$'000
Gold sales		**3,336**	**2,730**
Cost of sales	15	(7,701)	(7,221)
Gross loss		(4,365)	(4,491)
Sundry income		827	770
General and administrative expenditure		(14,439)	(5,539)
Share options expensed	14	(10,845)	(7,240)
Restricted shares expensed	14	(1,367)	-
Exploration expenditure		(9,234)	(11,019)
Impairment of property, plant and equipment	5	(11,311)	-
Other net income		-	265
Operating loss		**(50,734)**	**(27,254)**
Interest received		5,244	1,065
Interest paid		(3,039)	(2,480)
Profit on disposal of investments		-	27
Fair value adjustment of listed investments		-	(2,169)
Impairment of investments	7	-	(10,929)
Dilution gain on disposal of investments		17,515	-
Foreign exchange losses on cash and cash equivalents		(11,905)	-
Loss before income taxes		**(42,919)**	**(41,740)**
Provision for income taxes	16	(1,065)	-
Net loss before minority interest		**(43,984)**	**(41,740)**
Minority interest		878	-
Net loss		**(43,106)**	**(41,740)**
Accumulated deficit at the beginning of the year		(114,399)	(72,659)
Accumulated deficit at the end of the year		**(157,505)**	**(114,399)**
Basic and diluted loss per common share (cents)	17	(38.33)	(58.67)
Weighted average number of basic and diluted common shares outstanding	17	112,447,306	71,139,266

See accompanying notes to the Consolidated Financial Statements

sxr Uranium One Inc.

Consolidated Statements of Cash Flows

For the year ended December 31
(in US dollars)

	Notes	2006 US$'000	2005 US$'000
Net loss		(43,106)	(41,740)
Add back: Net finance (income) / costs		(2,205)	1,415
Add back: Non-cash items:			
- Non-controlling interest in earnings of subsidiary		(878)	-
- Dilution gain on disposal of investments		(17,515)	-
- Depreciation and amortization		1,059	767
- Write down of inventory to net realisable value	15	1,313	-
- Future income taxes		1,065	-
- Impairment of property, plant and equipment	5	11,311	-
- Expensing of share options	14	10,845	7,240
- Expensing of restricted shares	14	1,367	
- Profit on disposal of property, plant and equipment		-	(265)
- Profit on disposal of investments		-	(27)
- Fair value adjustment of listed investments		-	2,169
- Impairment of investments		-	10,929
Net loss after finance cost and non-cash items		**(36,744)**	**(19,512)**
Movement in working capital:			
- Increase in inventories		(3,014)	(484)
- Increase in accounts receivable		(14,538)	(1,183)
- Increase in accounts payable and accrued liabilities		17,406	8,978
- Increase in asset retirement obligation		(1,258)	(340)
Cash utilized by operations		**(38,148)**	**(12,541)**
Net cash interest received / (paid)		4,266	(1,415)
Cash flows from operating activities		**(33,882)**	**(13,956)**
Proceeds from disposal of property, plant and equipment		-	265
Cash taken over from Sub-Nigel	20	1,933	-
Cash taken over from Southern Cross	21	-	8,389
Additions to property, plant and equipment		(126,172)	(14,762)
Proceeds on disposal of investments		-	10,615
Increase in environmental trust and other investments		(1,912)	(8)
Cash flows from investing activities		**(126,151)**	**4,499**
Net proceeds from the issue of ordinary shares		287,975	29,288
Net proceeds from the issue of ordinary shares by subsidiary		16,033	-
Net proceeds from the issue of debentures		128,867	-
Decrease in investment in debt redemption fund		-	970
Loan received / (repaid) during the year		44,192	(7,869)
Decrease in capital element of finance lease and other long term debt		(1,208)	(1,924)
Decrease in bank overdraft		-	(14)
Cash flows from financing activities		**475,859**	**20,451**
Effects of exchange rate changes on cash held in foreign currencies		**799**	(332)
Net increase in cash		**316,625**	**10,662**
Cash at the beginning of the year		10,891	229
Cash at the end of the year		**327,516**	**10,891**

See accompanying notes to the Consolidated Financial Statements.

1 NATURE OF OPERATIONS

The consolidated financial statements have been prepared by the Corporation in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"). The preparation of the consolidated financial statements is based on accounting policies and practices consistent with those used in the prior year.

sxr Uranium One Inc. (the "Corporation" or "Uranium One") is a Canadian corporation with a primary listing on the Toronto Stock Exchange and a secondary listing on the JSE Limited (the Johannesburg stock exchange), engaged through subsidiaries in the acquisition, exploration and development of properties for production of uranium in South Africa, Australia, Canada and the United States, and gold in South Africa.

The Corporation's principal assets are the Dominion Uranium Project in South Africa and the permitted Honeymoon Uranium Project in South Australia. Through a joint venture with Pitchstone Exploration Ltd., ("Pitchstone") the Corporation is also engaged in uranium exploration activities in the Athabasca Basin of Saskatchewan. The Corporation's Uranium One Africa Limited (previously Aflease Gold and Uranium Resources Limited) subsidiary holds 71.36% of Aflease Gold Limited, which owns the Modder East Gold Project and related gold assets in South Africa.

1.1 Acquisition of Aflease Gold Limited

On January 10, 2006 Sub Nigel Gold Mining Company Limited ("Sub Nigel") acquired all of the issued and outstanding ordinary shares of New Kleinfontein Mining Company Limited ("New Kleinfontein"), a wholly-owned subsidiary of Aflease Gold and Uranium Resources Limited, now Uranium One Africa Limited ("Uranium One Africa"). Sub Nigel changed its name to Aflease Gold Limited as part of the transaction. All amounts due by New Kleinfontein to Uranium One Africa were included in the transaction. The net assets sold had a carrying value of $3.0 million at December 31, 2005 and the purchase consideration was $10.7 million, settled by issuing 68,073,545 new Sub Nigel ordinary shares to Uranium One Africa at 96 South African cents ($0.16) per share. Uranium One Africa retained an effective 80% of New Kleinfontein through its subsequent holding in Aflease Gold. Through this transaction and subsequent dilution of Uranium One Africa's share holding in Aflease Gold, Uranium One Africa now owns approximately 71.36% of Aflease Gold.

For accounting purposes, the transaction is considered a reverse takeover whereby New Kleinfontein is considered the acquiring company as the shareholders of Uranium One Africa acquired more than 50% of the issued and outstanding shares of Sub Nigel. The purchase method was used for consolidation purposes. Uranium One Africa therefore effectively sold 20% of New Kleinfontein and recognized a $7.1 million gain on the disposal. The results of operations of Sub Nigel were included with effect from January 11, 2006. The consolidated balance sheet as at December 31, 2006 represents the financial position of the entire Corporation.

1.2 Acquisition of Southern Cross Resources Inc.

The acquisition by Southern Cross Resources Inc. ("Southern Cross") of all of the issued and outstanding shares of Aflease Gold and Uranium Resources Limited (now Uranium One Africa) pursuant to the Acquisition Agreement dated September 14, 2005 and the Scheme of Arrangement, was finalized on December 8, 2005, being the date that the last condition precedent was met.

The essence of the transaction was that Uranium One Africa shareholders were offered 0.9 new Southern Cross shares for each Uranium One Africa issued and outstanding share, resulting in Uranium One Africa eventually being wholly owned by Southern Cross. Subsequent to this issue, the following events occurred:

- The share consolidation: Southern Cross shareholders were offered 1 share for every 5 shares held;
- The name change, with Southern Cross being changed to sxr Uranium One Inc.; and
- The grant of the replacement options in consideration of the Uranium One Africa options.

For accounting purposes, the transaction is considered a reverse takeover, whereby Uranium One Africa is considered the acquiring company as the shareholders of Uranium One Africa acquired more than 50% of the issued and outstanding shares of Southern Cross.

2 SIGNIFICANT ACCOUNTING POLICIES

2.1 Basis of preparation

The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Canada.

2.2 Consolidation

The consolidated financial statements include the amounts of the Corporation and all of its subsidiaries. All significant intercompany balances and transactions are eliminated on consolidation.

2.2.1 Subsidiaries

A subsidiary is an entity which is controlled by the Corporation. The consolidated financial statements include all the assets, liabilities, revenues, expenses and cash flows of the Corporation and its subsidiaries after eliminating intercompany balances and transactions. For partly owned subsidiaries, the net assets and net earnings attributable to minority shareholders are presented as minority interests on the consolidated balance sheet and consolidated statement of operations and deficit.

2.2.2 Joint arrangements that are not entities ("Joint Arrangements")

Some of the Corporation's exploration and development activities are conducted jointly with others and, accordingly, the consolidated financial statements reflect only the Corporation's proportionate interests in such activities. The Corporation advances funds to its resource property joint venture partner, Pitchstone, for exploration and development work. Advances are reclassified as capital costs of resource properties when the funds have been expended and reported to the Corporation by the joint venture operator.

2.3 Use of estimates

The preparation of these consolidated financial statements in accordance with Canadian generally accepted accounting practice requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amount of revenues and expenses during the reporting period.

Significant areas requiring the use of management estimates relate to the determination of impairment of capital assets, goodwill, estimation of future site restoration costs and future income taxes, and classification of current portion of long term debt. Financial results as determined by actual events could differ from those estimated.

2.4 Foreign currency translation

Items included in the financial statements of each entity in the Corporation are measured using the currency that best reflects the economic substance of the underlying events and circumstances relevant to that entity ("the functional currency").

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation of monetary assets and liabilities denominated in foreign currencies, are recognized in the statements of operations and deficit, except when deferred in equity as qualifying cash flow hedges.

The Corporation considers the United States ("US") dollar ("$") to be the reporting currency and the South African rand ("ZAR"), Australian dollar ("AUD") and Canadian dollar ("Cdn $") to be the functional currencies of the companies trading in each of the respective countries. The translated amounts are of a foreign entity and as such, the translation to US dollar was made using the current rate method, as follows: assets and liabilities, including goodwill, are translated to the US dollar at foreign exchange rates ruling at the balance sheet date. Revenues and expenses are translated at average exchange rates during the year. All resulting exchange differences are classified as equity and disclosed as currency translation adjustments in the balance sheet.

2.5 Financial Instruments

Financial assets and financial liabilities are recognized on the balance sheet when the Corporation has become party to the contractual provisions of the instruments.

2 SIGNIFICANT ACCOUNTING POLICIES (continued)

Measurement

Financial instruments are initially measured at cost, which includes transaction costs. Subsequent to initial recognition these instruments are measured as set out below:

Investments

Purchases and sales of investments are recognized on the trade date, which is the date that the Corporation commits to purchase or sell the asset. After initial recognition, investments, which include the Corporation's listed investments and which are designated as long term investments, are measured at the lesser of historic cost or net realizable value. Listed investments, which are designated as short term investments, are measured at fair value. Losses on long term investments and profits and losses on short term investments are recognized in the income statement.

Other long term investments that are intended to be held to maturity are subsequently measured at amortized cost using the effective interest rate method. Amortized cost is calculated by taking into account any discount or premium on acquisition over the period to maturity. For investments carried at amortized cost, gains and losses are recognized in the income statement when the investments are derecognized or impaired, as well as through the amortization process.

Cash and cash equivalents

Cash and cash equivalents consist of cash on hand, bank balances, deposits held at call and certificate of deposits with a remaining maturity of three months or less. Bank and cash balances are reported separately from bank overdraft balances, which are included in accounts payable.

Accounts receivable

Accounts receivable are carried at original invoice amount unless a provision has been recorded for impairment of these receivables. A provision for impairment of accounts receivable is established when there is objective evidence that the Corporation will not be able to collect all amounts due according to the original terms of receivables.

Financial liabilities

After initial recognition, financial liabilities other than trading liabilities are subsequently measured at amortized cost using the effective interest rate method. Amortized cost is calculated by taking into account any transaction costs and any discount or premium on settlement.

Accounts payable

Liabilities for trade and other payables which are normally settled on 30 to 90 day terms are carried at cost.

Impairment and uncollectability of financial assets

An assessment is made at each balance sheet date to determine whether there is objective evidence that a financial asset or group of financial assets may be impaired. If such evidence exists, the estimated recoverable amount of the asset is determined and an impairment loss is recognized for the difference between the recoverable amount and the carrying amount as follows: The carrying amount of the asset is reduced to its discounted estimated recoverable amount, either directly or through the use of an allowance account and the resulting loss is recognized in the income statement for the period.

Loans payable

Loans payable are recognized initially at the proceeds received, net of transaction costs incurred. Loans payable are subsequently stated at amortized cost using the effective yield method; any difference between proceeds (net of transaction costs) and the redemption value is recognized in the income statement over the period of the loan.

Offset

Where a legally enforceable right of offset exists for recognized financial assets and financial liabilities, and there is an intention to settle the liability and realize the asset simultaneously, or settle on a net basis, all related financial effects are offset.

Equity instruments

Equity instruments issued by the Corporation are recorded at the proceeds received, net of direct issue costs.
The carrying amounts for cash and cash equivalents, short term investments, accounts receivable and accounts payable and accrued liabilities approximate fair value due to the short maturities of these instruments.

2 SIGNIFICANT ACCOUNTING POLICIES (continued)

2.6 Property, plant and equipment

Mine development and infrastructure

Mining assets are initially recorded at cost and will include mine development and mine plant facilities. Costs include pre-production expenditure. Development costs incurred to evaluate and develop new ore bodies or to define mineralization in existing ore bodies or to establish or expand productive capacity are capitalized. Mine development costs in the ordinary course to maintain production are expensed as incurred. Initial development and pre-production costs relating to a new ore body are capitalized until the reef horizon is intersected and commercial levels of production are achieved, at which time the costs are amortized.

Mineral and surface rights

Mineral and surface rights are recorded at cost of acquisition. When there is little likelihood of a mineral right being exploited, or the value of mineral rights have diminished below cost, a write-down is effected against income in the period that such determination is made.

Mining exploration

Exploration costs are expensed as incurred. When a decision is made that commercial production on a mining property should commence, all further pre-production expenditures are capitalized. These costs include evaluation costs.

2.7 Capitalization of interest

Net interest costs incurred during the development, construction and start up phase of major projects are capitalized.

2.8 Asset retirement obligations

The Corporation recognizes the fair value of a future asset retirement obligation as a liability in the year in which it incurs a legal obligation associated with the retirement of tangible long-lived assets that results from the acquisition, construction, development, and/or normal use of the assets. The Corporation concurrently recognizes a corresponding increase in the carrying amount of the related long-lived asset that is depreciated over the life of the asset. The fair value of the asset retirement obligation is estimated using the expected cash flow approach that reflects a range of possible outcomes discounted at credit adjusted risk-free interest rate. Provision is made in full for the estimated future costs of pollution control and rehabilitation, in accordance with statutory requirements. The fair value of asset retirement obligations is recognized and provided for in the financial statements and capitalized to mining assets when incurred.

Subsequent to the initial measurement, the asset retirement obligation is adjusted at the end of each year to reflect the passage of time and changes in the estimated future cash flows underlying the obligation.

Changes in the obligation due to the passage of time are recognized in income as an operating expense using the interest method. Changes in the obligation due to changes in estimated cash flows are recognized as an adjustment of the carrying amount of the long-lived asset that is depreciated over the remaining life of the asset. The impact of this change in accounting policy was not material.

Annual increases in the provision are accreted into income and consist of financing costs relating to the change in present value of the provision and inflationary increases in the provision estimate. The present value of additional environmental disturbances created is capitalized to mining assets against an increase in rehabilitation provision.

2.10 Impairment of long-lived assets

Where impairment is identified, the carrying value of the related property, plant and equipment is written down to fair value. Recoverability of the long term assets of the Corporation, which includes development costs and undeveloped property costs, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amounts may not be recoverable, based on future undiscounted cash flows. In preparing this evaluation, the Corporation compares the carrying amount of the asset to its fair value. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows. To determine fair value, management makes its best estimates of the future cash inflows that will be obtained each year over the life of the asset and discounts the cash flows by a rate that is based on the time value of money, adjusted for the risk associated with the applicable asset.

Management's best estimate includes only those projections which it believes are reliable. These estimates are subject to risks and uncertainties including future metal prices. It is therefore reasonably possible that changes could occur which may affect the recoverability of the assets.

2 SIGNIFICANT ACCOUNTING POLICIES (continued)

2.11 Future income and mining taxes

The Corporation utilizes the asset and liability method of accounting for income and mining taxes. Under the asset and liability method, future income and mining tax assets and liabilities are recognized for the future tax consequences attributable to differences between the consolidated financial statement carrying amounts of existing assets and liabilities and their respective tax bases reduced by a valuation allowance to reflect the recoverability of any future income tax asset. Future income and mining tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply when the asset is realized or the liability settled. The effect on future income and mining tax assets and liabilities of a change in tax rates is recognized in income in the year that enactment or substantive enactment occurs.

2.12 Stock-based compensation

The Corporation's stock-based compensation plan is described in note 14.

The Corporation recognizes as an expense the fair value of employee share-stock compensation, including stock options. Any consideration paid upon the exercise of stock options, in addition to the fair value attributable to stock options granted, is credited to share capital. The fair value attributable to stock options that expire unexercised is credited to contributed surplus.

2.13 Revenue recognition

Revenue from sales is recognized when significant risks and rewards of title and ownership of the goods are transferred upon delivery to the final refiner.

Interest income is recognized on a time proportion basis, taking account of the principal outstanding and the effective rate over the period to maturity, when it is determined that such income will accrue to the Corporation.

2.14 Leased assets

Leases of property, plant and equipment where the corporation has substantially all the risks and rewards of ownership, are classified as finance leases. Finance leases are capitalized at the inception of the lease at the lower of the fair value of the leased property or the present value of the minimum lease payments. Each lease payment is allocated between the liability and finance charges so as to achieve a constant rate on the finance balance outstanding. The corresponding rental obligations, net of finance charges, are included in other long term payables. The interest element of the instalment is charged to the income statement over the lease period so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period. The property, plant and equipment acquired under finance leases are depreciated over the shorter of the useful life of the asset or the lease term.

2.15 Inventories

Inventories, which include in process metals and consumable stores, are stated at the lower of cost or net realizable value. The related direct production costs associated with in process metals are deferred and charged to costs as the contained gold is recovered. Consumable stores are valued on the weighted average basis. In process metals is identified and measured from the ore stockpiles up to and including the on-site refining plant.

2.16 Earnings or loss per share

Basic earnings or loss per share is computed by dividing earnings or loss available to common shareholders by the weighted average number of common shares outstanding during the year. The treasury stock method is used to calculate diluted earnings or loss per share. Diluted earnings or loss per share is similar to basic earnings or loss per share, except that the denominator is increased to include the number of additional common shares that would have been outstanding assuming that options and warrants with an average market price for the year greater than their exercise price are exercised and the proceeds used to repurchase common shares. As a result of the loss for each of the reporting years, the potential effect of exercising stock options and warrants has not been included in the calculation of diluted loss per share as to do so would be anti-dilutive.

3 ACCOUNTS RECEIVABLE

	2006 US$'000	2005 US$'000
Trade receivables	1,850	54
Value Added Tax and General Sales Tax	13,327	4,614
Prepayments and advances	5,288	3,803
Deposits and guarantees	977	93
Other receivables	742	259
	22,184	**8,823**

4 INVENTORIES

	2006 US$'000	2005 US$'000
In-process metal	883	231
Spares and consumables	1,459	450
	2,342	**681**

5 *PROPERTY, PLANT AND EQUIPMENT*

	2006 Cost US$'000	2006 Accumulated amortization US$'000	2006 Net carrying amount US$'000	2005 Cost US$'000	2005 Accumulated amortization US$'000	2005 Net carrying amount US$'000
Mine development costs and mine plant facilities	149,266	(3,561)	145,705	38,014	(3,676)	34,338
Mineral and Undeveloped properties	140,421	-	140,421	122,639	-	122,639
Motor vehicles	662	(382)	280	433	(316)	117
Office equipment	953	(504)	449	544	(383)	161
	291,302	(4,447)	286,855	161,630	(4,375)	157,255
Owned assets			285,065			156,890
Leased assets			1,790			365
Total net carrying amount as at end of year			**286,855**			**157,255**

Mine development costs and mine plant facilities comprise of the following projects:

	2006 Cost US$'000	2006 Accumulated amortization US$'000	2006 Net carrying amount US$'000	*2005* Cost US$'000	*2005* Accumulated amortization US$'000	*2005* Net carrying amount US$'000
Dominium Uranium Project	137,585	(1,709)	135,876	10,428	(47)	10,381
Honeymoon Uranium Project	3,253	(1,173)	2,080	2,923	(2,642)	282
Modder East Gold Project	8,428	(679)	7,749	966	(358)	608
Bonanza Gold Project	-	-	-	23,697	(629)	23,068
	149,266	**(3,561)**	**145,705**	**38,014**	**(3,676)**	**34,338**

5 PROPERTY, PLANT AND EQUIPMENT (continued)

	Mineral Properties		Undeveloped properties	
	2006	2005	2006	2005
	US$'000	US$'000	US$'000	US$'000
Modder East	-	-	15,020	15,807
Sub-Nigel	-	-	15,423	-
Spaarwater	300	-	-	-
Honeymoon, Australia	5,246	6,016	31,818	28,670
Goulds Dam, Australia	-	-	24,921	24,921
Billeroo / Karkarook, Australia	-	-	43,170	43,170
Athabasca, Canada	2,366	1,281	2,157	1,427
Loan guarantees and Native title claims	-	-	-	1,347
	7,912	**7,297**	**132,509**	**115,342**

Impairment of property, plant and equipment

During 2006, management stopped operations at Bonanza when the gold plant was to be integrated with the new uranium plant. The less profitable Bonanza ore will be replaced by ore from the uranium deposits for the next few years. As a result, the Bonanza carrying value amounting to $11.1 million has been impaired. The gold plant was not impaired and was transferred to the Dominium Uranium Project. Other assets amounting to $0.2 million were also impaired.

Native title claims

The Corporation's interests in the Honeymoon and Goulds Dam properties are subject to two Native Title claims. Agreements have been secured with both groups, whereby the Corporation pays annual administration fees to each claimant group. The amount recognized for the Native Title Claims was reclassified and added to undeveloped properties during the 2006 financial year.

Dominium Uranium Project

The Dominion Uranium Project is situated in the North West Province of South Africa. The Dominion Uranium Project is a brownfields development project consisting of the Dominion and Rietkuil sections which include two former uranium and gold mining operations. Construction of the Dominion uranium mine was approved in 2005.

Honeymoon Uranium Project

The Honeymoon Uranium Project is located in north-east South Australia. During the year, an updated mineral resource estimate and a feasibility study were published on the Honeymoon Uranium Project. Uranium One's Board of Directors approved the development of the Honeymoon Uranium Project on August 28, 2006.

Modder East Gold Project

In May 2006, Aflease Gold, a subsidiary of the Corporation resolved to develop the Modder East Gold Project into a mine and commenced the initial phase of construction. In August 2006, an updated mineral resource and reserve estimate and a feasibility study prepared by Turgis Consulting (Pty) Ltd. and audited by SRK Consulting South Africa (Pty) Ltd. was published on the project and, in light of the results of that study, the Aflease Gold Board approved full implementation of the Modder East Gold Project.

6 ASSET RETIREMENT FUND

	2006 US$'000	2005 US$'000
Investments in Environmental Trust Fund	3,181	1,171
- Opening balance	1,171	1,488
- Investment income	166	13
- Contributions	1,912	-
- Costs incurred	-	(168)
- Foreign exchange loss	(68)	(162)
Rehabilitation Cash Management account	246	104
	3,427	**1,275**

The Environmental Trust Fund is a trust under the Corporation's control and is to be used to fund the rehabilitation liabilities. Funds in the trust consist of primarily cash held in interest bearing accounts, together with investments in South African equities.

The Rehabilitation Cash Management account is a money market fund investment. Interest is capitalized.

7 LISTED INVESTMENTS

The Corporation has an investment in Randgold and Exploration Company Limited. The company was delisted from the NASDAQ and suspended by the JSE. Due to uncertainty that prevails over the value of the shares, management has resolved to write this investment down to a zero value. The impairment charge recorded in the 2005 financial year amounted to $8.2 million.

The underlying shares pertaining to the contractual commitment to acquire shares in Randgold under the futures contract referred to in note 10, were also impaired. A provision of $2.7 million was recorded in the 2005 financial year to recognize the Corporation's future obligation in terms of the contractual commitment. Refer note 8.

8 ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	2006 US$'000	2005 US$'000
Trade payables	24,190	6,651
Accruals	691	4,396
Taxation payable	70	-
Provisions	6,396	3,998
- Provision for leave pay	513	79
- Provision for bonuses	1,887	1,238
- Provision for settlement of employee taxes	1,393	-
- Provision for decline in value of shares (refer note 7)	2,412	2,681
- Other provisions	191	-
	31,347	**15,045**

9 LEASE OBLIGATIONS

	2006 US$'000	2005 US$'000
Present value of finance lease obligations payable within 1 year	1,272	1 452
Minimum lease payments	1,388	1,650
Finance charges	(116)	(198)
Present value of finance lease obligations payable within 2 to 5 years	304	1,560
Minimum lease payments	322	1,772
Finance charges	(18)	(212)
Payable in	1,710	3,422
- 2006	-	1,650
- 2007	1,388	1,479
- 2008	255	246
- 2009	33	14
- 2010	29	14
- Thereafter	5	19
Total debt	**1,576**	**3,012**
Short term portion of finance leases	1,272	1 452
Total long term debt	304	1,560

Finance leases were obtained for the purchase of equipment required for mining operations. Monthly instalments payable range from $1.0 thousand (2005: $0.6 thousand) to $38.6 thousand (2005: $35 thousand) and are repayable over various terms. Interest rates are linked to prime and range from prime less 2.5% to prime less 0.5%.

Included in the lease obligations are loans that are secured by a general notarial bond over the moveable assets financed.

10 SHORT TERM LOAN

	2006 US$'000	2005 US$'000
February 2005 Nedcor Securities loan	199	993
August 2006 Nedcor Securities loan	51,460	-
Total liability	**51,659**	**993**

The February 2005 Nedcor Securities loan represents draw-downs on a facility provided by Nedcor Securities, secured by Uranium One Africa's investment in Randgold and Exploration Company Limited ("Randgold") shares. This loan attracts interest in South Africa at a variable rate currently at ZAR 8.95%, adjusted in terms of a formula which is influenced by movements in the Randgold share price. The effective interest rate for the period was ZAR 23.48%. The loan has no fixed repayment terms. The loan is repayable in South African rand. Refer note 7.

The August 2006 Nedcor Securities loan represents draw-downs on a facility provided by Nedcor Securities, secured by Uranium One Africa's investment in Aflease Gold shares. This loan attracts interest in South Africa at a flat rate of ZAR 9% per annum, adjusted in terms of a formula which is influenced by movements in the Aflease Gold share price. The effective interest rate for the period was ZAR 9.88%. The loan will be repaid on September 20, 2007. The loan is repayable in South African rand.

Uranium One's investment in Randgold and Aflease Gold is encumbered while these finance arrangements remain in place. These loans are classified as liabilities held to maturity and are carried at amortized cost.

11 ASSET RETIREMENT OBLIGATION

	Australian Uranium Operations US$'000	African Uranium Operations US$'000	Aflease Gold Operations US$'000	TOTAL 2006 US$'000	TOTAL 2005 US$'000
Opening balance	-	3,915	178	4,093	4,186
- Incurred during the year	321	1,138	202	1,661	-
- Settled	-	-	-	-	-
- Accretion expense	-	307	1	308	360
- Revision	-	(710)	-	(710)	-
- Foreign exchange gain / (loss)	7	(419)	(16)	(428)	(452)
Total obligation	**328**	**4,231**	**365**	**4,924**	**4,094**

The following are the key assumptions used during 2006:

	Dominion Uranium Project US$'000	Honeymoon Uranium Project US$'000	Aflease Gold Operations US$'000	Bonanza Gold Project US$'000	TOTAL 2006 US$'000
Undiscounted and uninflated amount of estimated cash flows	**2,329**	**427**	**504**	**4,297**	**7,557**
Currency payable	ZAR	AUD	ZAR	ZAR	
Payable in years	11	6	13	11	
Inflation rate	5.50%	3.00%	5.50%	5.00%	
Discount rate	14.50%	7.39%	14.50%	9.65%	

The following are the key assumptions used during 2005:

	Dominion Uranium Project US$'000	Honeymoon Uranium Project US$'000	Aflease Gold Operations US$'000	Bonanza Gold Project US$'000	TOTAL 2005 US$'000
Undiscounted and uninflated amount of estimated cash flows	**-**	**-**	**233**	**5,596**	**5,829**
Currency payable	ZAR	AUD	ZAR	ZAR	
Payable in years	-	-	5	11	
Inflation rate	-	-	5.00%	5.00%	
Discount rate	-	-	9.65%	9.65%	

The rehabilitation trusts have been set up as sinking funds for the purposes of the environmental rehabilitation and closure costs. The trust deed prohibits use of the funds for any other purpose.

The fair value of the restricted assets at year end is $3.4 million (2005: $1.3 million). Refer note 6.

During the fourth quarter of 2006 an extensive independent and internal review was performed on the rehabilitation obligations at the South African operations and an internal review was performed at the Australian operations. The independent review performed on the South Africa operations was performed by Prime Resources during November 2006. The provision for the Bonanza operations remains unchanged except for the portion that was transferred to the Dominion Reefs Uranium Mine operations. The portion transferred mainly relates to the rehabilitation of the gold plant. The review resulted in the initial provision for the rehabilitation of the Dominion Reefs Uranium Mine and Honeymoon Uranium Mine pertaining to the development of these operations during the 2006 year.

12 CONVERTIBLE DEBENTURES

4.25% Convertible Unsecured Subordinated Debentures	**2006**	**2005**
	US$'000	**US$'000**
Nominal value of convertible loan notes issued	133,239	-
Underwriters Fees	(3,997)	-
Net proceeds	**129,242**	-
Equity component	**20,937**	-
The liability as at December 31, 2006 is made up as follows:		
Liability component at date of issue	112,606	-
Convertible Debentures - costs	(4,372)	-
Interest charged	429	-
Foreign exchange movement	(10)	-
Liability as at 31 December 2006	**108,653**	-

On December 20, 2006, the Corporation completed an offering of $133.2 million (including exercised over allotment option of $17.4 million granted to underwriters) convertible unsecured subordinated debentures maturing December 31, 2011 (the "debentures"). The debentures were issued at Cdn $1,000 per debenture and the underwriters' fees amounted to Cdn $30 per debenture, which resulted in the net proceeds to the Corporation of Cdn $970 per debenture. The Debentures bear interest at an annual rate of 4.25%, payable semi-annually in arrears on June 30 and December 31 of each year, commencing June 30, 2007. The June 30, 2007 interest payment will represent accrued interest from the closing of the offering to June 30, 2007. The conversion price was set at Cdn $20 per share, which is equivalent to 50 common shares for each Cdn $1,000 principal amount of debentures. The Corporation intends to use the net proceeds of the offering to fund the development and operation of the Corporation's Uranium Projects and for general corporate purposes.

The debentures may not be redeemed by the Corporation prior to January 1, 2010. On and after that date and prior to the maturity date, the debentures may be redeemed by the Corporation, in whole or in part from time to time, on not more than 60 days' and not less than 30 days' prior notice, at a redemption price equal to their principal amount plus accrued and unpaid interest, if any, up to but excluding the date set for redemption, provided that the weighted average trading price of the common shares for the 20 consecutive trading days ending five trading days prior to the date on which notice of redemption is given, is at least 130% of the conversion price.

For accounting purposes, the debentures contain both a liability component and an equity component, being the holder's conversion right, which have been separately presented in the consolidated balance sheet. The Corporation has allocated the $133.2 million face value of the debentures to the individual liability and equity components by establishing the fair value of the liability component and then allocating the balance remaining after subtracting the fair value of the liability from the issue price, to the equity component. The fair value of the liability component was determined by discounting the stream of future payments of interest and principal amounts at the estimated prevailing market rate of 10.56% for a debt instrument of comparable maturity and credit quality but excluding any conversion privilege by the holder.

As a result, the Corporation allocated $112.6 million of the gross proceeds received to debt and $20.9 million to equity. Interest is recognized by accreting the liability component of $112.6 million less expenses of $4.3 million to its face value of $133.2 million over the term of the debentures, calculated based on an estimated effective annual interest rate of 11.77%. For the year ended December 31, 2006, interest relating to the accretion of the debt totalled $0.4 million, which was expensed and included as interest and financing expense.

13 SHARE CAPITAL

Ordinary shares	Number of shares 2006	Number of shares 2005	Value of shares 2006 US$'000	Value of shares 2005 US$'000
Opening balance of common shares in issue	89,103,814	336,451,321	216,123	80,736
Common shares issued in public or private offering	43,195,830	50,325,405	301,510	35,508
Shares issued in settlement of Eastbourne Capital loan	-	21,535,107	-	9,312
Exercise of stock options and Restricted shares	2,542,034	998,288	14,786	634
Share issue costs	-	-	(18,453)	(6,220)
Closing balance of issued and outstanding shares on December 8, 2005	**134,841,678**	**409,310,121**	**513,966**	**119,970**
Conversion of Aflease shares to sxr Uranium One Inc. shares at a ratio of 0.9		368,379,109		119,970
Share consolidation: 1 share for every 5 shares held		73,675,822		119,970
Acquisition of Southern Cross Resources Inc.		15,427,992		95,976
Warrants exercised after December 8, 2005		-		177
Closing balance of issued and outstanding shares	**134,841,678**	**89,103,814**	**513,966**	**216,123**

14 CONTRIBUTED SURPLUS

The following table details the movements of contributed surplus during the year:

	Warrants US$'000	Restricted US$'000	Options US$'000	TOTAL 2006 US$'000	TOTAL 2005 US$'000
At the beginning of the year	1,813	-	9,554	11,367	2,790
Share options expensed	-	-	10,845	10,845	7,240
Share options exercised	-	-	(7,593)	(7,593)	(259)
Restricted shares expensed	-	1,367	-	1,367	-
Restricted shares exercised	-	(20)	-	(20)	-
Warrants issued to BMO Nesbitt	-	-	-	-	1,773
Warrants exercised	-	-	-	-	(177)
At the end of the year	**1,813**	**1,347**	**12,806**	**15,966**	**11,367**

Assumptions

The fair value of Restricted shares used to calculate the compensation expense was determined as the share price on the grant date adjusted by the probability of the recipients remaining in the workforce until the vesting date.

The fair value of stock options used to calculate the compensation expense has been estimated using the binomial option pricing model with the following assumptions:

	Dec 31, 2006	Dec 31, 2005
Risk free interest rate: Canadian rates	3.81 - 4.11%	3.70 - 4.12%
Expected dividend yield	0%	0%
Expected volatility of the Corporation's share price	60%	61%

Changes in the subjective input assumptions can materially affect the fair value estimate and therefore the existing models do not necessarily provide a reliable measure of the fair value of the Corporation's stock options and restricted shares.

14 CONTRIBUTED SURPLUS (continued)

Options

Under the Corporation's Option plan, options granted are non-assignable and may be granted for a term not exceeding ten years. The plan is administered by the Board of Directors, or a committee of the board, which determines individual eligibility under the plan, number of shares reserved underlying the options granted to each individual (not exceeding 5% of the issued and outstanding shares to any insider and not exceeding 1% of the issued and outstanding shares to any non-employee director on a non-diluted basis) and any vesting period, which, pursuant to the stock option plan is generally one-third on the grant date, one-third on the first anniversary of the grant date and the remainder on the second anniversary of the grant date unless the board of directors determines otherwise. The board of directors, on December 8, 2006, decided to adopt an amended vesting schedule such that any options granted on and after December 8, 2006, would vest as to one-third on the first anniversary of the grant date, one-third on the second anniversary of the grant date and one-third on the third anniversary of the grant date. The maximum number of shares of the Corporation that are issuable pursuant to the plan is limited to 7.2% of issued and outstanding shares.

The following is a summary of the Corporation's options granted under its stock-based compensation plan:

	Number of options		Weighted average exercise price	
	2006	2005	2006 US$	2005 US$
At the beginning of the year	5,268,610	13,139,178	0.47	0.47
Granted during the year	2,926,443	12,759,147	8.35	0.46
Exercised during the year	(2,518,309)	(997,130)	2.61	0.40
Forfeiture of share options	(188,843)	(784,847)	4.34	0.36
At the end of the year	**5,487,901**	**24,116,348**	**7.97**	**0.47**
Replacement options issued to Aflease at a conversion rate of 0.18		4,340,943		
Southern Cross options converted at a rate of 0.20		927,667		
Outstanding options as at the end of the year	**5,487,901**	**5,268,610**	**7.97**	**2.74**

The stock option compensation expense for 2006 was $10.6 million (2005: $7.2 million) for the sxr Uranium One options and $0,2 million for the Aflease Gold options. As at December 31, 2006, the aggregate unexpensed fair value of unvested stock options granted amounted to $7.4 million (2005: $6.4 million).

The following table summarizes certain information about the Corporation's stock options outstanding at December 31, 2006:

	Options outstanding			Options exercisable		
Range of Exercise Prices US$	Number outstanding as at Dec 31, 2006	Weighted average remaining life (years)	Weighted average exercise price US$	Number exercisable as at Dec 31, 2006	Weighted average remaining life (years)	Weighted average exercise price US$
1.15 to 1.59	916,334	3.94	1.48	471,443	3.94	1.49
2.19 to 2.85	174,169	3.94	2.34	121,584	3.94	2.34
3.13 to 3.84	1,241,292	3.92	3.55	1,060,164	3.91	3.56
4.04 to 4.92	352,421	3.78	4.12	217,348	3.83	4.12
5.52 to 6.78	1,647,034	4.14	6.75	499,312	4.13	6.70
7.17 to 12.28	1,156,651	4.88	11.68	164,184	4.82	10.97
	5,487,901	**4.22**	**7.97**	**2,534,035**	**4.03**	**5.65**

Options exercised during the 2006 financial year resulted in 2,518,309 shares being issued at an average exercise price of $2.61 per share.

14 CONTRIBUTED SURPLUS (continued)

Restricted shares

Under the Uranium One Restricted Share Plan, restricted share rights are granted to eligible employees, contractors and directors. Each restricted share right is exercisable for one common share of Uranium One at the end of the restricted period for no additional consideration. The vesting period is generally two-thirds on the first anniversary of the grant date and the remainder on the second anniversary of the grant date. The aggregate maximum number of shares available for issuance under the restricted share plan is capped at one million; the number of shares for issuance to non-employee directors may not exceed 0.5% of the total number of common shares outstanding on a non-diluted basis.

The following is a summary of the Corporation's Restricted shares issued under the Restricted Share Plan:

	Number of Restricted shares	
	2006	**2005**
Granted during the year	441,915	-
Exercised during the year	(28,414)	-
Total Restricted shares outstanding at the end of the period	**413,501**	-

The grant date of 113 993 Restricted shares was December 8, 2006. The share price on grant date was $12.07 per share.
The grant date of 327 922 Restricted shares was June 7, 2006. The share price on grant date was $8.08 per share.

Restricted shares will not expire while the participant is in the employ of the Corporation.

The Restricted share expense for the year ended December 31, 2006 was $1.4 million (2005: $0). As at December 31, 2006 the aggregate unexpensed fair value of unvested Restricted shares granted amounted to $2.4 million (December 31, 2005: $0).

Warrants	Number of warrants		Allocated value		Average exercise price	
	2006	**2005**	**2006**	**2005**	**2006**	**2005**
			US$'000	**US$'000**	**US$**	**US$**
At the beginning of the year	5,976,319	3,876,319	1,813	217	3.69	2.73
Issued to BMO Nesbitt	-	1,800,000	-	1,596	-	5.39
Warrants acquired (Series D Warrants)	-	300,000	-	-	-	5.96
At the end of the year	**5,976,319**	**5,976,319**	**1,813**	**1,813**	**3.69**	**3.69**

Warrants comprise:	Number of warrants	
	2006	**2005**
2008 Warrants	3,876,319	3,876,319
BMO Nesbitt Warrants	1,800,000	1,800,000
Series D Warrants	300,000	300,000
Total	**5,976,319**	**5,976,319**

The fair value of the 2008 warrants (previously referred to as the "Eastbourne warrants") was valued, for Canadian GAAP purposes, at $0.2 million on December 31, 2004. The 3,876,319 warrants have a term of 3 years from the date of issue and expire on September 24, 2008.

The fair value of the BMO warrants was determined at $1.8 million on December 30, 2005, using the binomial option pricing model with the following assumptions: United States zero coupon rates of between 4.39% and 4.83%, expected dividend yield of nil, expected 90 day volatility of 51.5% and expected warrants term of 1.18 years. The expiry date of these warrants is March 5, 2007.

Series D Warrants represent those acquired from Southern Cross through the reverse takeover. 150,000 warrants expire on September 17, 2007 and 150,000 warrants expire on January 4, 2008.

15 COST OF SALES

	2006 US$'000	2005 US$'000
Cash operating costs	5,729	6,454
Depreciation and amortization	659	767
Write down of inventory	1,313	-
	7,701	**7,221**

16 INCOME TAXES

	2006 US$'000	2005 US$'000
Normal taxation - current	42	-
Future income taxes	1,023	-
	1,065	**-**

Future taxes of $1.0 million were provided on the profit of $7.1 million on disposal by the Corporation of its investment in New Kleinfontein, which constitutes a capital gain.

A reconciliation between the average effective taxation rate and the applicable tax rate is presented below:

Income tax rate reconciliation	2006 %	2005 %
Statutory rate of taxation	36%	34%
Income not subject to taxation	14%	0%
Expenses not deductible for taxation purposes	(29%)	(23%)
Future taxes not provided	(21%)	(2%)
- Adjustment due to different taxation rate - Australia	(1%)	(4%)
- Adjustment due to different taxation rate - South Africa	(1%)	(5%)
Effective tax rate	**(2%)**	**0%**

Taxation is determined by taking into account the taxable income and capital expenditure from operations during the year. Various operating jurisdictions are regulated by their respective taxation regimes. No taxation was payable in 2006 as the Corporation has an estimated unclaimed capital expenditure balance of $165.7 million (2005: $44.1 million) and calculated tax losses balance of $86.5 million (2005: $77.2 million). This is made up as follows:

	Unclaimed capital expenditure		Taxation losses	
	2006 US$'000	2005 US$'000	2006 US$'000	2005 US$'000
South Africa	165,677	44,075	37,518	50,509
Canada	-	-	22,166	21,125
Australia	-	-	26,814	5,592
	165,677	**44,075**	**86,498**	**77,226**

16 INCOME TAXES (continued)

The taxation rates utilized as at December 31, 2006 were 36.12% in Canada, 30% in Australia and 29%-45% in South Africa.

These future deductions are utilizable only against income generated from the Corporation's current operations and do not expire unless the mine ceases to trade.

Non-mining taxable income, which consists primarily of net interest received, was shielded against mining tax losses that were not ring-fenced for tax purposes. In South Africa, the Corporation is exempt from payment of secondary taxation on companies, having made the election not to pay secondary taxation on companies. Aflease Gold has elected to pay secondary taxation on companies. The election influences the taxation rate of each of the companies.

The Corporation's future income taxation assets and liabilities as at December 31, 2006 and 2005 are summarized below. These amounts incorporate the unclaimed capital expenditure as well as the taxation loss balances referred to above, multiplied by the applicable taxation rates.

	2006 US$'000	2005 US$'000
Mining and non-mining assets	(52,955)	(36,762)
Revaluation of undeveloped property	(30,863)	(21,156)
Provisions	7,434	1,300
	(76,384)	(56,618)
Unclaimed capital expenditure	67,806	12,782
Taxation losses	28,383	22,893
Net future income taxation asset / (liability)	19,805	(20,943)
Deferred taxation asset not recognized	(50,668)	(213)
Net future income taxation liability recognized	**(30,863)**	**(21,156)**

The Corporation has not recorded a net deferred taxation asset in the amount of $50.7 million as at December 31, 2006 (2005 - $0.2 million) because management believes that the future income tax assets are not more likely than not to be realized in the carry-forward period.

In 2005, the revaluation assets arose on the fair valuation of assets that formed part of the reverse takeover of Southern Cross by Uranium One Africa. In compliance with accounting practice, a future taxation liability of $21.2 million was recognized to the extent that the ring-fenced future taxation asset of $2.5 million was insufficient to off-set the full liability of $23.7 million.

In 2006, the movement in the revaluation assets rose on the fair valuation of assets that formed part of the reverse takeover of Aflease Gold by New Kleinfontein. In compliance with accounting practice, a future taxation liability of $8.7 million was recognized. Included in the movement for the year is the $1.0 million provision for the profit on disposal of the investment in New Kleinfontein, as described above.

17 BASIC LOSS PER SHARE AND DILUTED LOSS PER SHARE

	2006	2005
Basic and diluted loss per share (cents)	(38.33)	(58.67)
is calculated based on a net loss of the period of ($'000)	(43,106)	(41,740)
and a weighted average number of shares outstanding of	112,447,306	71,139,266

For the years ended December 31, 2006 and 2005, the impact of outstanding share options and warrants was excluded from the diluted share calculation because it was anti-dilutive for earnings per share purposes.

18 CONTRACTUAL OBLIGATIONS

	2006 US$'000	2005 US$'000
Short term loan	51,659	992
Capital commitments	38,326	37,931
Total contractual obligations	**89,985**	**38,923**
Payable in		
- one year	89,985	38,923
- after one year	-	-
	89,985	**38,923**

The capital commitments relate to capital expenditure on the Dominion Uranium Project, Honeymoon Uranium Project, Pitchstone and the Modder East Gold Project.

19 FINANCIAL INSTRUMENTS

Financial risk factors

The Corporation's activities expose it to a variety of financial risks, including the effects of changes in debt and equity market prices, foreign currency exchange rates and interest rates. The Corporation's overall risk management programme focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on the financial performance of the Corporation. The Corporation does not hedge its exposure to foreign currency exchange risk.

Risk management carried out by the Corporation is approved by the Board of Directors.

(i) Foreign exchange risk

The Corporation is exposed to foreign exchange risk arising predominantly from foreign currency denominated sales. The Corporation, however, does not hedge its exposure to foreign currency exchange risk.

(ii) Interest rate risk

The Corporation's income and operating cash flows are substantially independent of changes in market interest rates. The Corporation has no set policy on maintenance of a set proportion of borrowings in fixed rate instruments versus variable instruments. At the year end no debt was at fixed rates.

(iii) Credit risk

The Corporation has no significant concentrations of credit risk. The Corporation has policies in place to ensure that sales of products and services are made to customers with an appropriate credit history. The Corporation has policies that limit the amount of credit exposure to any one financial institution.

(iv) Liquidity risk

Prudent liquidity risk management implies maintaining sufficient cash and marketable securities, the availability of funding through an adequate amount of committed credit facilities and the ability to close out market positions.

Fair value estimation

The fair value of publicly traded derivatives and trading securities is based on quoted market prices at the balance sheet date.

In assessing the fair value of other financial instruments, the Corporation uses a variety of methods and makes assumptions that are based on market conditions existing at each balance sheet date. Option pricing models and estimated discounted value of future cash flows, are used to determine fair value for the remaining financial instruments.

19 FINANCIAL INSTRUMENTS (continued)

The face values less any estimated credit adjustments for financial assets and liabilities with a maturity of less than one year are assumed to approximate their fair values. The fair value of financial liabilities for disclosure purposes is estimated by discounting the future contractual cash flows at the current market interest rate available to the Corporation for similar financial instruments.

The actual disclosed values of the financial instruments all approximate the fair values of these instruments.

20 REVERSE TAKEOVER OF SUB NIGEL

In the current financial year the merger between Sub Nigel and New Kleinfontein was accomplished through the issue of Sub Nigel shares to Uranium One Africa in payment for all of the issued and outstanding ordinary shares of New Kleinfontein and all amounts due by New Kleinfontein to Uranium One Africa on loan account, as detailed in note 1.

Except for the cash taken over, this transaction has been excluded from the cash flow statement as it did not result in an exchange of cash.

The aggregate fair values of assets acquired and liabilities assumed on the purchase of Sub Nigel were as follows:

	2006
	US$'000
Property, plant and equipment	778
Undeveloped properties - Sub Nigel	17,717
Loan account	1,518
Receivables and prepayments	66
Inventory	9
Cash	1,933
Cost closure obligation	(35)
Trade and other payables	(1,069)
Future taxation liability	(5,138)
Value of business combination	15,779
Non-controlling interest	(2,999)
Cash taken over	1,933
Consideration	(12,780)
Net cash flow	**1,933**

The terms of the purchase price were agreed between the parties in terms of an agreement of acquisition dated August 23, 2005. The effective date of the reverse takeover was January 10, 2006.

Changes in the percentage shareholding from 79.92% on January 10, 2006 to 71.36% on December 31, 2006 resulted in a dilution gain of $17.5 million for the year ended December 31, 2006.

21 REVERSE TAKEOVER OF SOUTHERN CROSS RESOURCES INC.

The aggregate fair values of assets acquired and liabilities assumed on the purchase of Southern Cross Resources Inc. were as follows:

	2005 US$'000
Property, plant and equipment	32,373
Undeveloped properties	76,490
Other assets	96
Receivables and prepayments	2,541
Cash	8,389
Interest bearing borrowings	(79)
Trade and other payables	(2,678)
Future taxation liability	(21,156)
Purchase price	95,976
Cash taken over	8,389
Shares consideration	(95,976)
Net cash flow	**8,389**

The terms of the purchase price were agreed between the parties in terms of an agreement of acquisition dated September 14, 2005. The effective date of the reverse takeover was December 8, 2005.

22 SUBSEQUENT EVENTS

UrAsia Energy Limited

On February 12, 2007, the Corporation and UrAsia Energy Ltd. ("UrAsia") entered into a definitive arrangement agreement under which the Corporation will acquire all of the outstanding common shares of UrAsia. The business combination will be effected by way of a court-approved plan of arrangement under section 288 of the Business Corporations Act (British Columbia). Under the terms of the arrangement, all holders of UrAsia Shares will receive 0.45 Uranium One shares for each UrAsia common share held. It is expected that the current shareholders of the Corporation will own approximately 40% and the current shareholders of UrAsia will own approximately 60% of the combined company after giving effect to the arrangement. Each UrAsia warrant and stock option, which previously gave the holder the right to acquire common shares of UrAsia, will be exchanged for warrants or stock options which gives the holder the right to acquire common shares of the Corporation, at a ratio of 0.45 Uranium One warrant or stock option for every UrAsia warrant or stock option, with all other terms of such warrants or stock options remaining unchanged. Subject to approval by the Corporation's shareholders, the combined entity will change its corporate name and continue under the name Uranium One Inc.

The combination is subject to, among other things, approval by a two-thirds majority of the voles cast by holders of UrAsia common shares and applicable Canadian regulatory and court approvals. The transaction is expected to close during the second quarter of 2007. If the combination does not occur under certain circumstances, UrAsia has agreed to pay Uranium One a break fee of $90.0 million. A break fee of $60 million is payable by the Corporation in certain circumstances if they terminate the arrangement. A break fee of $60.0 million is payable by Uranium One if UrAsia terminates the agreement as a result of certain material breaches of the agreement by Uranium One which are not curable.

Shootaring Canyon Uranium Mill and Associated Properties

On February 23, 2007, Uranium One entered into a definitive agreement with U.S. Energy Corp. for the purchase of the Shootaring Canyon Uranium Mill in Utah, as well as a land package comprising uranium exploration properties in Utah, Wyoming, Arizona and Colorado and a substantial database of geological information for consideration equal to 6,607,605 Uranium One common shares plus the sum of $750,000 in cash paid by Uranium One on the execution of a July 2006 exclusivity agreement with the vendor. The purchase agreement provides for further payments by Uranium One of $20.0 million upon the Shootaring Canyon Mill reaching commercial production and $7.5 million on the first delivery to the Mill after commercial production of mineralized material from any of the purchased properties. In addition, U.S. Energy Corp. will receive a royalty equal to 5% of the gross proceeds from the sale of commodities produced at the Mill, to a maximum amount of $12.5 million.

22 SUBSEQUENT EVENTS (continued)

The purchase agreement also provides for the assignment of U.S. Energy Corp's right to receive $4.1 million in cash and 1.5 million common shares of Uranium Power Corp. ("UPC") under a purchase and related joint venture agreement between U.S. Energy and UPC relating to certain of the purchased properties for a cash payment equal to a 5.25% annual discount rate applied to $4.1 million plus the value of such shares (determined with reference to the weighted average closing price thereof on the TSX Venture Exchange prior to closing). In addition, Uranium One will on closing reimburse U.S. Energy Corp. for certain exploration expenditures relating to the purchased properties and incurred since July 2006.

Closing of the purchase agreement is subject, among other things, to receipt of applicable U.S. state and federal regulatory approvals

Sweetwater

On January 8, 2007, the Corporation announced that Rio Tinto Energy America, Inc. ("Rio Tinto") has decided to withdraw the Sweetwater uranium mill and related properties from sale in order to re-evaluate whether these should be retained and developed. Rio Tinto has agreed to acquire from the Corporation copies of the third party technical reports prepared for the Corporation as part of its due diligence investigations. The cost incurred by the Corporation in preparation of the technical reports as part of the due diligence investigations, is presented under accounts receivable.

Pitchstone

In January 2007, the Corporation received formal notice from its joint venture partner, Pitchstone Exploration, to the effect that the Corporation had completed the requirements to earn 50% of Pitchstone's interest in five properties located in the Athabasca basin in northern Saskatchewan. Pitchstone further confirmed that a total of $3.4 million in exploration expenditures had been spent on the five properties and that Pitchstone has received the required payments.

Aflease Gold

Subsequent to December 31, 2006, Aflease Gold issued 25 million shares to public shareholders. This share placement further diluted the Corporation's equity interest in Aflease Gold to 67.79%.

Warrants

On February 14, 2007, 1.8 million warrants issued to BMO Nesbitt Burns were exercised at an exercise price of $5.39 for proceeds of $9.7 million.

23 RELATED PARTIES

During the year ended December 31, 2006, Uranium One paid $1.1 million to Davis & Company LLP on account of fees for legal services rendered. The Corporation's executive vice president and general counsel, John Sibley, was a partner of Davis & Company LLP prior to joining Uranium One in September 2006 and also served as a director of Uranium One and its Aflease Gold and Uranium Resources Limited predecessor from April 2003 to June 7, 2006.

24 SEGMENTED INFORMATION

Segmented information is presented in respect of the Corporation's business and geographical segments. The primary format, business segments, is based on the Corporation's management and internal reporting structure.

Inter-segment reporting is determined on an arm's length basis.

Segment results, assets and liabilities include items directly attributable to a segment as well as those that can be allocated on a reasonable basis. Unallocated items comprise mainly income earning assets and revenue, interest-bearing loans, borrowing and expenses, and corporate assets and expenses.

Segment capital expenditure is the total cost incurred during the period to acquire segment assets that are expected to be used for more that one period.

For the year ended December 31, 2006:

	Africa	Australia	Canada	Aflease Gold	Eliminations	TOTAL
			Corporate and			
Business	**Uranium**	**Uranium**	**Uranium**	**Gold**		
	US$'000	**US$'000**	**US$'000**	**US$'000**	**US$'000**	**US$'000**
Gold Sales	**3,336**	-	-	-	-	**3,336**
Cost of Sales	(7,701)	-	-	-	-	(7,701)
Gross loss	**(4,365)**	-	-	-	-	**(4,365)**
Sundry income	567	218	-	42	-	827
General and administrative expenditure	(3,927)	(2,288)	(6,336)	(1,888)	-	(14,439)
Share options expensed	(4,138)	(344)	(6,122)	(241)	-	(10,845)
Restricted shares expensed	(134)	(19)	(1,214)	-	-	(1,367)
Exploration expenditure	(5,555)	(2,180)	-	(1,499)	-	(9,234)
Impairment of property, plant and equipment	(11,049)	-	(89)	(173)	-	(11,311)
Operating loss	**(28,601)**	**(4,613)**	**(13,761)**	**(3,759)**	-	**(50,734)**
Interest received	1,404	129	3,466	245	-	5,244
Interest paid	(2,601)	(3)	(429)	(6)	-	(3,039)
Dilution gain on disposal of investments	34,943	-	-	-	(17,428)	17,515
Foreign exchange loss on cash and cash equivalents	-	-	(11,905)	-	-	(11,905)
Non-controlling interest in earnings of subsidiary	-	-	-	-	878	878
Loss before income taxes	**5,145**	**(4,487)**	**(22,629)**	**(3,520)**	**(16,550)**	**(42,041)**
Provision for income taxes	(1,022)	-	(26)	(17)	-	(1,065)
Net loss	**4,123**	**(4,487)**	**(22,655)**	**(3,537)**	**(16,550)**	**(43,106)**
Total assets	**224,467**	**13,288**	**844,413**	**33,852**	**(473,696)**	**642,324**
Total liabilities	**186,129**	**43,336**	**109,920**	**8,418**	**(118,781)**	**229,022**
Other segment items						
Capital expenditure	115,285	1,814	1,964	7,109	-	126,172

24 SEGMENTED INFORMATION (continued)

For the year ended December 31, 2005:

	Africa	Australia	Canada	New	Eliminations	TOTAL
			Corporate and	Kleinfontein		
Business	Uranium	Uranium	Uranium	Gold		
	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000
Gold Sales	**2,730**	**-**	**-**	**-**	**-**	**2,730**
Cost of Sales	(6,915)	(180)	(2)	(124)	-	(7,221)
Gross loss	**(4,185)**	**(180)**	**(2)**	**(124)**	**-**	**(4,491)**
Sundry income	768	2	-	-	-	770
General and administrative expenditure	(5,558)	151	(106)	(26)	-	(5,539)
Share options expensed	(7,052)	-	(188)	-	-	(7,240)
Exploration expenditure	(10,342)	-	(677)	-	-	(11,019)
Other net income/(costs)	265	-	-	-	-	265
Operating loss	**(26,104)**	**(27)**	**(973)**	**(150)**	**-**	**(27,254)**
Interest received	1,042	-	11	12	-	1,065
Interest paid	(2,458)	-	-	(22)	-	(2,480)
Profit on disposal of investments	89	-	-	(62)	-	27
Fair value adjustment of listed investments	(2,169)	-	-	-	-	(2,169)
Impairment of investments	(10,929)	-	-	-	-	(10,929)
Loss before income taxes	**(40,529)**	**(27)**	**(962)**	**(222)**	**-**	**(41,740)**
Provision for income taxes	-	-	-	-	-	-
Net loss	**(40,529)**	**(27)**	**(962)**	**(222)**	**-**	**(41,740)**
Total assets	**59,616**	**22,086**	**444,592**	**1,509**	**(348,878)**	**178,925**
Total liabilities	**17,931**	**29,915**	**1,926**	**2,247**	**(7,720)**	**44,300**
Other segment items						
Capital expenditure	14,688	74	-	-	-	14,762

Corporate Office

sxr Uranium One Inc.
Block A, Empire Park
55 Empire Road, Parktown
South Africa, 2193
Telephone: +27 (11) 482-3605
Facsimile: +27 (11) 482-3604
E-mail: info@uranium1.com
Website: www.uranium1.com

Canadian Office

sxr Uranium One Inc.
390 Bay Street, Suite 1610
Toronto, Ontario M5H 2Y2
Telephone: (416) 350-3657
Facsimile: (416) 363-6806
E-mail: info@uranium1.com
Website: www.uranium1.com

Australian Office

Southern Cross Resources Australia (Pty) Ltd.
75a Magill Road, Stepney
South Australia, 5069
Telephone: (61-8) 8363-7006
Facsimile: (61-8) 8363-7009
E-mail: info@uranium1.com
Website: www.uranium1.com

Registrar and Transfer Agent

Computershare Investor Services
100 University Avenue, 8th Floor
Toronto, Ontario M5J 2Y1
Telephone: (416) 981-9500
Facsimile: (416) 981-9800

Auditors

PricewaterhouseCoopers LLP
Royal Trust Tower, TD Centre
77 King Street West
Toronto, Ontario M5K 1G8
Telephone: (416) 863 1133
Facsimile: (416) 814 3220

Legal Counsel

Fasken Martineau DuMoulin LLP
Toronto Dominion Bank Tower
Toronto-Dominion Centre
66 Wellington Street West, Suite 4200
Toronto, Ontario M5K 1N6
Telephone: (416) 366 8381
Facsimile: (416) 364 7813

Stock Exchange Listings

The Toronto Stock Exchange
Trading Symbol: SXR
The Johannesburg Securities Exchange
Trading Symbol: SXR

FORM 52-109F1
CERTIFICATION OF ANNUAL FILINGS

I, Neal Froneman, President and Chief Executive Officer of sxr Uranium One Inc., certify that:

1. I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of sxr Uranium One Inc. (the "issuer") for the period ending December 31, 2006;

2. Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings;

3. Based on my knowledge, the annual financial statements, together with the other financial information included in the annual filings, fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the annual filings are being prepared;

   (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

   (c) evaluated the effectiveness of the issuer's disclosure controls and procedures as of the end of the period covered by the annual filings and have caused the issuer to disclose in the annual MD&A our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by the annual filings based on such evaluation; and

5. I have caused the issuer to disclose in the annual MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

DATED this 28th day of March, 2007.

"Neal Froneman"
Neal Froneman
President and Chief Executive Officer

FORM 52-109F1
CERTIFICATION OF ANNUAL FILINGS

I, Jean Nortier, Chief Financial Officer of sxr Uranium One Inc., certify that:

1. I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of sxr Uranium One Inc. (the "issuer") for the period ending December 31, 2006;

2. Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings;

3. Based on my knowledge, the annual financial statements, together with the other financial information included in the annual filings, fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the annual filings are being prepared;

   (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

   (c) evaluated the effectiveness of the issuer's disclosure controls and procedures as of the end of the period covered by the annual filings and have caused the issuer to disclose in the annual MD&A our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by the annual filings based on such evaluation; and

5. I have caused the issuer to disclose in the annual MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

DATED this 28th day of March, 2007.

"Jean Nortier"
Jean Nortier
Chief Financial Officer

END